2025

Annual Report

macys inc

To Our Shareholders



TONY SPRING
Chairman and Chief Executive Officer

Fiscal 2025 was a year of momentum and resilience for Macy's, Inc. Our Bold New Chapter strategy continued to gain traction as we navigated tariff headwinds, a dynamic retail environment, and other unexpected macro pressures on the consumer. Despite these challenges, we accelerated and scaled our initiatives, strengthening our foundation for sustainable, profitable growth. I am encouraged by the progress and grateful to our teams for staying focused, adaptable, and deeply committed to creating value.

Bold New Chapter Momentum and Impact

Alongside our partners, our teams have worked tirelessly to bring the Bold New Chapter strategy to life in its second year. Our recent results give us confidence that our operational and financial improvements are driving a healthier business. In 2025, Macy's, Inc. delivered $21.8 billion in net sales and returned to positive annual comparable sales growth of 1.5%. Our disciplined execution contributed to GAAP diluted earnings per share of $2.32. We maintained a solid balance sheet, generating $1.4 billion of operating cash flow and ending the year with $1.2 billion of cash and cash equivalents. Our performance enabled us to extend our track record of returning cash to shareholders, including $197 million through cash dividends and $251 million in share repurchases. Since reinstating our regular dividend in 2021, we have raised the annual payout by approximately 27%.

We are strengthening customer connections across Macy's, Bloomingdale's, and Bluemercury by focusing on the fundamentals— delivering relevant product, improving and personalizing the customer experience, and optimizing our omnichannel approach. That focus is giving our customers more reasons to shop with us— and building a more resilient Macy's, Inc. designed for growth.

Fiscal Year 2025 Financial Highlights

$21.8B	Net Sales
+1.5%	Macy's, Inc. Comparable Sales[1]
38%	Gross Margin as a Percent of Net Sales
$1.4B	Operating Cash Flow
$1.2B	Ending Cash and Cash Equivalents
$642M	Net Income

1. All references to comparable sales are on an owned + licensed + marketplace basis

macys inc

Our Bold New Chapter Strategy

01
Strengthening and Reimagining the Macy's Nameplate



- **Go-forward business drove three quarters of comparable sales growth and rose 0.6% in fiscal 2025,** driven by Reimagine 125 stores and digital strength.

- **Achieved record Net Promoter Scores** for the second straight year.

- **Refined product curation, increasing newness and fashion** and reducing redundancy to improve assortment clarity and relevance.

- **Expanded the brand portfolio,** onboarding ~60 new partners and expanding distribution with leading national brands.

- **Strengthened colleague engagement and selling capability** through training and education, empowering teams to deliver seamless shopping experiences.

02
Accelerating and Differentiating Luxury Growth



- Bloomingdale's delivered **7.4% annual comparable sales growth** and its best holiday performance on record.

- **Solidified Bloomingdale's position as a multi-generational premium contemporary to luxury destination** with personalized and digitally elevated experiences.

- **Bloomingdale's achieved record Net Promoter Scores** for a second year in a row.

- **Built on strong brand partnerships** with exclusive collaborations and activations at both Bloomingdale's and Bluemercury.

- Bloomingdale's **expanded distribution, increased digital penetration, and captured market share** across brands, categories and regions.

- **Bluemercury delivered positive annual comparable sales** again, up 1.6% on an owned basis.

03
Simplifying and Modernizing End-to-End Operations



- **Improved delivery** speed, increasing the percentage of orders delivered within five days, and streamlined operations with an emphasis on AI integration.

- **Maintained inventory discipline,** improving composition and reducing aged inventory.

- **Opened the China Grove distribution center,** a state-of-the-art facility leveraging automation and AI, to improve speed, accuracy, and efficiency, with expansion planned across nameplates in the future.

macys inc

Continuing Our Go-Forward Growth in 2026

Today, Macy's, Inc. looks and feels meaningfully different than when we began our Bold New Chapter journey two years ago. We are encouraged by the strides we have made and are investing in long-term growth opportunities that support our go-forward business while continuing to return cash to shareholders.

Our work is not done. Our commitment to the Bold New Chapter remains steadfast as we enter 2026 clear-eyed about the challenges ahead and determined to deliver a better experience for our customers. Through steady, deliberate improvements, we will continue strengthening the business and creating long-term value for shareholders. We look forward to keeping you updated on our progress.

With appreciation,

TONY SPRING
Chairman and Chief Executive Officer



macys inc

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2026
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to
Commission file number: 1-13536

macys inc

Macy's, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**13-3324058**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
151 West 34th Street, New York, New York 10001	**(212) 494-1621**
(Address of Principal Executive Offices, including Zip Code)	(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $.01 par value per share	M	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company," in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒			Accelerated Filer	☐
Non-Accelerated Filer	☐	Emerging Growth Company	☐	Smaller Reporting Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter (August 1, 2025) was approximately $3,307,905,601.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at February 28, 2026
Common Stock, $.01 par value per share	263,739,490 shares

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Proxy Statement for the Annual Meeting of Stockholders to be held May 15, 2026	Part III

Auditor Firm ID:	185	Auditor Name:	KPMG LLP	Auditor Location:	Cincinnati, OH

TABLE OF CONTENTS

Unless the context requires otherwise, references to "Macy's, Inc." or the "Company" are references to Macy's and its subsidiaries and references to "2025," "2024," and "2023" are references to the Company's fiscal years ended January 31, 2026, February 1, 2025 and February 3, 2024, respectively. Fiscal years 2025 and 2024 each included 52 weeks and fiscal year 2023 included 53 weeks.

Forward-Looking Statements

This Annual Report on Form 10-K and other reports, statements and information previously or subsequently filed by the Company with the Securities and Exchange Commission ("the SEC") contain or may contain forward-looking statements. Such forward-looking statements are based upon the beliefs and assumptions of, and on information available to, the management of the Company at the time such statements are made. The following are or may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995: (i) statements preceded by, followed by or that include the words "may," "will," "could," "should," "believe," "expect," "future," "potential," "anticipate," "intend," "plan," "think," "estimate" or "continue" or the negative or other variations thereof and (ii) statements regarding matters that are not historical facts. Such forward-looking statements are subject to various risks and uncertainties, including risks and uncertainties relating to:

- *the possible invalidity of the underlying beliefs and assumptions;*

- *the Company's ability to successfully implement the Bold New Chapter strategy, including the ability to realize the anticipated benefits within the expected time frame or at all;*

- *the success of the Company's operational decisions, including product sourcing, merchandise mix and pricing and marketing and strategic initiatives, such as re-imagining its best stores, expanding luxury business and advancing supply chain capabilities;*

- *competitive pressures from department stores, specialty stores, general merchandise stores, manufacturers' outlets and websites, off-price and discount stores and all other retail channels, including digitally-native retailers, social media and catalogs;*

- *the Company's ability to remain competitive and relevant as a modern department store as consumers' shopping behaviors continue to migrate to other shopping channels;*

- *transactions and strategy involving the Company's real estate portfolio;*

- *the seasonal nature of the Company's business;*

- *colleague costs, inclusive of wage inflation and cost of benefits as well as attracting and retaining quality colleagues;*

- *declines in the Company's credit card revenues;*

- *the Company's ability to maintain its brand image and reputation;*

- *possible systems failures and/or security breaches or other types of cybercrimes or cybersecurity attacks, including any security breach that results in the theft, transfer or unauthorized disclosure of customer, employee or company information, or the failure to comply with various laws applicable to the Company in the event of such a breach;*

- *business, legal and ethical challenges related to our use of artificial intelligence in our business operations;*

- *possible changes or developments in social, economic, business, industry, market, legal and regulatory circumstances and conditions, including supply chain disruptions, inventory shortage, labor shortages, wage pressures and rising inflation, and their related impact on costs;*

- *possible actions taken or omitted to be taken by third parties, including customers, suppliers, business partners, competitors, banks and other financial institutions and legislative, regulatory, judicial and other governmental authorities and officials;*

- *changes in relationships with vendors and other product and service providers;*

- *the Company's reliance on foreign sources of production, including risks related to the disruption of imports by labor disputes, regional and global health pandemics and regional political and economic conditions;*

- *duties, taxes, tariffs, other charges and quotas on imports;*

- *the possible inability of the Company's manufacturers or transporters to deliver products in a timely manner or meet the Company's quality standards;*

- *general consumer shopping behaviors and spending levels, the impact of changes in general economic conditions, consumer disposable income levels, consumer confidence levels, the availability, cost and level of consumer debt and the costs of basic necessities and other goods;*

- *the effects of weather and natural disasters, including the impact of climate change and health pandemics, on the Company's business, including the ability to open stores, customer demand and its supply chain, as well as our consolidated results of operations, financial position and cash flows;*

- *unstable political conditions, civil unrest, terrorist activities and armed conflicts, including the ongoing conflict between Russia and Ukraine and the Iran war;*

- *currency, interest and exchange rates and other capital market, economic and geo-political conditions;*

- *the potential for the incurrence of charges in connection with the impairment of tangible and intangible assets, including goodwill;*

- *the Company's level of indebtedness;*

- *the Company's ability to declare and pay future dividends and continue its share repurchases; and*

- *the Company's ability to execute on its strategies or achieve expectations related to environmental, social and governance matters.*

In addition to any risks and uncertainties specifically identified in the text surrounding such forward-looking statements, the statements in the immediately preceding sentence and the statements under captions such as "Risk Factors" in reports, statements and information filed by the Company with the SEC from time to time constitute cautionary statements identifying important factors that could cause actual amounts, results, events and circumstances to differ materially from those expressed in or implied by such forward-looking statements.

Item 1.   Business.

General

Macy's, Inc. (the "Company", "we", "us" or "our") is a premier omnichannel retail organization that operates 665 stores, websites and mobile applications under three iconic brands: Macy's, Bloomingdale's and Bluemercury. The Company sells a wide range of merchandise, including apparel and accessories, cosmetics, home furnishings and other consumer goods and operates across a broad spectrum that spans from value-conscious, off-price shoppers to premium luxury consumers. Macy's, Inc. leverages its multi-brand, multi-category and multi-channel model to provide a high level of flexibility to read and react to shifting consumer demand and caters to an annual customer base of nearly 40 million active consumers.

- Macy's is a modern department store that provides a wide range of merchandise, encompassing men's, women's and children's apparel and accessories, cosmetics, home furnishings and other consumer goods. Macy's seeks to attract a broad, middle-to-higher-income customer base by offering compelling, high-quality products, competitive pricing and trusted customer service across its physical and digital channels. To serve different customer segments and trade areas, Macy's operates full-line and smaller format locations and provides an off-price retail concept through its Macy's Backstage nameplate.

- Founded over 150 years ago, Bloomingdale's represents the Company's upscale, premium contemporary-to-luxury department store offering. Bloomingdale's caters to an affluent, multigenerational customer base and positions itself as a store of discovery through vibrant, highly curated shopping environments anchored by exceptional customer service. Bloomingdale's serves different customer segments and trade areas through its full-line and smaller format locations, Bloomies, as well as its off-price retail concept, Bloomingdale's The Outlet. In addition, Bloomingdale's maintains a global presence through its licensed partnerships in Dubai, United Arab Emirates and Al Zahra, Kuwait.

- Bluemercury is a premier luxury beauty and spa services retailer that pioneered a unique, client-first service model through its emphasis on hyper-personalized, high-quality and agnostic beauty interactions in convenient neighborhood locations. Bluemercury's product mix targets the affluent beauty enthusiast, focusing heavily on premium dermatological skincare, clinical treatments and an elevated fragrance assortment.

Macy's, Inc. was organized as a Delaware corporation in 1985, and, along with its predecessors, have operated department stores since 1830.

Strategy

Our multi-year enterprise strategy, Bold New Chapter, is designed to help the Company return to sustainable, profitable growth by improving the customer experience, elevating product relevance, evolving our store and digital footprint, investing in the growth areas of our business and modernizing our operating model. The strategy is organized around three pillars:

- Strengthen and Reimagine the Macy's Nameplate: We are focused on creating a more relevant and consistent omni-channel experience at Macy's by improving customer service, elevating and modernizing our merchandise assortments and brand curations and prioritizing investments in our go-forward store locations.

- Accelerate and Differentiate Luxury: We view Bloomingdale's and Bluemercury as differentiated growth platforms within our portfolio and are investing in these brands to support differentiated product curation, enhance customer service and expand digital and selective physical locations.

- Simplify and Modernize End-to-End Operations: We are modernizing our operating model to reduce complexity, improve speed, reliability and inventory productivity and self-fund customer-facing investments with cost savings driven by operational efficiencies.

Merchandise

We sell a wide range of merchandise, including apparel and accessories (men's, women's and kids'), cosmetics, home furnishings and other consumer goods. The specific assortments vary by size of store, merchandising assortments and character of customers in the trade areas. Most stores are located at urban or suburban sites, principally in densely populated areas across the United States.

Disaggregation of the Company's net sales by family of business for 2025, 2024 and 2023 was as follows:

	2025	2024	2023
Women's Accessories, Shoes, Cosmetics and Fragrances	$ 9,128	$ 9,333	$ 9,520
Women's Apparel	4,764	4,826	4,861
Men's and Kids'	4,659	4,753	4,918
Home/Other (a)	3,213	3,381	3,793
Total	$ 21,764	$ 22,293	$ 23,092

(a)   Other primarily includes restaurant sales, allowance for merchandise returns adjustments and breakage income from unredeemed gift cards.

We maintain a portfolio of private label brands across all three nameplates that help differentiate assortment and support margin and value propositions. The principal private label brands offered by the Company as of January 31, 2026 include:

- Alfani
- And Now This
- Aqua
- Arch Studio
- Bar III
- Cerulean 6
- Charter Club
- Club Room
- Epic Threads
- First impressions

- Giani Bernini
- Holiday Lane
- Hotel Collection
- Hudson Park
- Ideology
- I-N-C
- JM Collection
- lune+aster
- M-61
- Mode of One

- Oake
- On 34th
- Sky
- State of Day
- Style & Co.
- Sun + Stone
- The Cellar
- Tools of the Trade
- Wild Pair

The trademarks associated with the Company's private label brands are owned by the Company. Our brands, trademarks and other intellectual property (including nameplates and private brands) are important components of our competitive position. We also leverage distinctive branded events and experiences as customer engagement platforms.

Other Revenue

We generate revenue beyond merchandise sales, including through our credit card program, a profit sharing portfolio that is an integral part of our broader retail ecosystem that enhances customer loyalty and engagement, and Macy's Media Network, our retail media business that enables brand partners to advertise across our platforms and leverage our customer reach.

Loyalty Programs

We maintain distinct customer loyalty programs designed to drive customer retention, engagement and omnichannel shopping behavior.

- Macy's Star Rewards: Under the Macy's Star Rewards program, customers earn points based on their spending using Macy's private label and co-branded credit cards, as well as non-proprietary cards and other forms of tender.

- Bloomingdale's Loyallist and Bluemercury BlueRewards: The Bloomingdale's Loyallist and Bluemercury BlueRewards programs operate as tender-neutral, points-based systems, allowing customers to earn rewards regardless of their chosen payment method.

Our loyalty programs are not standalone marketing and customer engagement tools but are part of our connected retail environment and play an integral role in supporting the Company's strategy through growing customer lifetime value and supporting increased customer spend and retention.

Seasonality

The Company's business is seasonal, with a significant portion of annual sales and earnings typically occurring in the fourth quarter, which includes the holiday selling period. Our working capital requirements fluctuate to support the seasonal nature of our business, increasing in mid-summer in anticipation of the fall merchandising season and increasing substantially prior to the months of November and December when the Company carries significantly higher inventory levels.

Purchasing

The Company utilizes a globally diversified network of suppliers to source its merchandise across its nameplates and leverages a sourcing strategy to avoid reliance on any single vendor to mitigate supply chain and inventory risks. During

Fiscal 2025, no individual supplier accounted for more than 4% of the Company's purchases. We do not maintain any material long-term purchase commitments with our suppliers, affording the flexibility to adjust our inventory purchases and adapt to shifting consumer preferences. The Company considers its relationships with its suppliers to be good and actively leverages its scale as a multi-brand, multi-category and multi-channel retailer to manage and support its vendor relationships.

Competition

The Company operates in a highly competitive retail landscape, competing with a broad set of retailers and platforms, including department stores, off-price retailers, specialty retailers, mass merchants, marketplaces and direct-to-consumer brands. Competitive factors include customer experience, brand relevance and newness, value and pricing clarity, convenience, service, speed and reliability of fulfillment and digital experience quality.

Government Regulation

We are subject to extensive laws and regulations across jurisdictions, including those related to consumer protection, employment, workplace safety, data privacy and data protection, environmental compliance, trade and customs and other areas. We maintain policies and procedures intended to support compliance, and we operate our business in accordance with standards and procedures designed to comply with these laws and regulations. We believe that we are compliant with such laws and regulations in all material respects and do not expect that continued compliance with such regulations will have a material effect upon capital expenditures, earnings, or our competitive position.

Available Information

The Company makes its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the Exchange Act) available through its internet website at *https://www.macysinc.com* as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the SEC. All such filings on our website are available free of charge. Copies of these filings are also available on the SEC's website at *https://www.sec.gov*. Also available on our website are the charters of the committees of our Board of Directors, as well as our corporate governance guidelines and related policies and other documents. Any of these items are also available in print to any shareholder who requests them. Requests should be sent to the Corporate Secretary of Macy's, Inc. at 151 West 34th Street, New York, New York 10001.

Information contained or accessible through our website is not, and shall not be deemed to be, incorporated into this or any other filings with the SEC.

Human Capital Resources

Culture & Engagement

At Macy's Inc., we strive to be the preferred employer across our brands through an unwavering passion and commitment to our customers, communities and employees (called colleagues). The Company's workplace is guided by its social purpose, called *Mission Every One*, to create a brighter future for all.

The Company gathers colleague feedback at key times throughout the colleague lifecycle from onboarding to offboarding and provides regular venues for colleagues to ask questions and share their opinions, such as Ask Me Anything sessions, town halls and colleague resource groups. The Company formally solicits feedback from all colleagues through a company-wide Culture Pulse Survey. The results are shared across the organization to provide visibility to both managers (called people leaders) and colleagues, to help create opportunities for open and constructive discussions among teams and to facilitate action planning to improve the colleague experience.

Learning & Development
Macy's, Inc. believes that learning goes hand in hand with career growth, personal satisfaction and outstanding results. The Company aspires to create a learning culture where colleagues can build their skills, apply their learning to address business challenges and share their knowledge, including their experiences, to help others grow. Learning is accessible through the Company's self-directed learning experience platform as well as through technology, social learning and meaningful experiences and exposures with colleagues. In 2025, the LinkedIn Learning catalog was made available to all Macy's, Inc. colleagues.

The Company makes investments in its people leaders and future leaders. Macy's Executive Development Program and Bloomingdale's Leadership Development Program offer immersive, hands-on learning experiences for recent college graduates from top universities across the U.S. to jump-start a career in retail, with specialization in technology, stores, merchandising and supply chain. Macy's and Bloomingdale's offer internships for college students and Bloomingdale's offers an early immersion program focused on providing experiential learning and career exposure to foster inclusivity. Bluemercury's Shooting Stars is a six-month mentorship program that empowers mentees to own their journey by creating a development plan, becoming an inclusive leader and leveraging resources to support their career aspirations.

People leaders have access to robust on-demand development resources. We provide onboarding to our colleagues with an emphasis on role-specific learning, shadowing and building strong people leader skills.

Total Rewards

Macy's, Inc. offers comprehensive benefits and an awards strategy that is designed to recognize performance and talent development. Eligible colleagues have varied medical plan options to meet individual needs. The Company provides paid time-off, parental leave and holiday pay, as well as a company 401(k) plan and match, dependent care flexible spending account and a colleague merchandise discount for eligible colleagues.

Compensation is based on job position, responsibilities, experience and performance with incentive opportunities that allow colleagues to share in the Company's success.

As part of our commitment to pay transparency, all colleagues have access to view their role's pay zone and salary range, ensuring colleagues understand their earnings potential. In addition, pay ranges are viewable on all job postings nationwide. People leaders and salaried colleagues have access to on-demand Compensation Education webinars to learn how pay is determined and to deep dive into our incentive programs.

Number of Employees

As of January 31, 2026, Macy's, Inc. had approximately 90,134 full-time and part-time U.S. employees, on a combined basis. Macy's and Bloomingdale's workforce, on a combined basis, is comprised of approximately 66% ethnically diverse colleagues (with 30% at the director and above levels) and 72% female colleagues. Because of the seasonal nature of the retail business, the number of employees peaks during the holiday season. Approximately 8% of employees are represented by unions.

Corporate Responsibility

The Company's relationships with its customers, colleagues and the communities it serves drive a deep sense of stewardship in how the Company interacts with its stakeholders. The guiding principles of the Company's corporate responsibility strategy are:

- managing the environmental impact of its business;

- promoting positive social impact; and

- implementing strong governance practices that hold Macy's, Inc. accountable.

The Company proactively engages with its stakeholders on corporate responsibility issues that span the breadth of its operations. This includes transparency, product responsibility and supply chain and energy management. Macy's, Inc. is guided in its actions and reporting by its stakeholders and by third-party frameworks, including Sustainability Accounting Standards Board Multiline and Specialty Retailers & Distributors standards and the Task Force on Climate-related Financial Disclosures.

The Company continues to advance its corporate responsibility strategy as it responds to evolving stakeholder expectations. Certain highlights of recent accomplishments include earning a B score on its 2025 CDP Climate Change Report and a C for the first time completion of the CDP Water Report, both covering fiscal year 2024, expanding preferred materials (as defined by the Textile Exchange) in Macy's Private Brand products managed by the Macy's Sourcing Team and launching Conscious Beauty with clearly define program pillars on Macy's.com. We continued to drive positive change for all workers across the Macy's Private Brand value chain, through our partnership with RISE: Reimagining Industry to Support Equality, an initiative to support collaborative industry action at scale to support workers in global garment, footwear and home-textiles supply chains. In 2025, we directly added 4 new factories to the program and another 8 with industry peers for a total of 67 since the program began in 2022. Our collaboration with the World Wildlife Fund supported initiatives in regions experiencing high water stress, including, for example, water initiatives in Vietnam with Planet Water.

Information about our Executive Officers

The following table sets forth certain information as of March 26, 2026 regarding the Executive Officers of the Company:

Name	Age	Position with the Company
Tony Spring	61	Chief Executive Officer and Chairman of the Board of Directors
Thomas J. Edwards	61	Chief Operating Officer and Chief Financial Officer
Danielle L. Kirgan	50	Chief Human Resources and Corporate Affairs Officer
Tracy M. Preston	59	Chief Legal Officer and Corporate Secretary
Olivier Bron	48	Chief Executive Officer, Bloomingdale's
Paul Griscom	45	Senior Vice President and Controller

Executive Officer Biographies

Tony Spring has served as Chief Executive Officer and Chairman of the Board of Macy’s, Inc. since 2024. He previously held the role of President of Macy's, Inc. from 2023 to 2024, Executive Vice President of the Company from 2021 to 2023 and Chairman and Chief Executive Officer of Bloomingdale's from 2014 to 2023, President and Chief Operating Officer of Bloomingdale's from 2008 to 2014, Executive Vice President of Bloomingdale's from 2004 to 2008, Executive Vice President of Marketing at Bloomingdale's from 1998 to 2004 and held various other roles within the Bloomingdale's organization from 1987 to 1998 where he assumed positions of increasing responsibility in the home furnishings area before being promoted to Senior Vice President for home furnishings.

Thomas J. Edwards has served as Chief Operating Officer and Chief Financial Officer of the Company since 2025; prior thereto he served as Chief Financial Officer and Chief Operating Officer of Capri Holdings Limited, a global fashion luxury group, from 2017 to 2025, Chief Financial Officer of Brinker International from 2015 to 2017 and held numerous finance and operations positions at Wyndham Hotel Group from 2007 to 2013, Kraft Foods from 2000 to 2007 and Nabisco from 1997 to 2000.

Danielle L. Kirgan has served as Chief Human Resources Officer since 2017, served as Chief Transformation Officer from 2020 to 2023 and was appointed Chief Corporate Affairs Officer in 2024; prior thereto she served as Senior Vice President, People at American Airlines Group, Inc. from 2016 to 2017, Chief Human Resources Officer at Darden Restaurants, Inc. from 2015 to 2016 and Senior Vice President from 2010, Vice President, Global Human Resources at ACI Worldwide, Inc. in 2009 and Vice President, Human Resources at Conagra Foods, Inc. from 2004 to 2008.

Tracy M. Preston has served as Chief Legal Officer and Corporate Secretary of the Company since 2024; prior thereto she served as Chief Compliance Officer, Chief Legal Officer and Corporate Secretary of HanesBrands Inc., an apparel company, from 2021 to 2023, Chief Compliance Officer, Chief Legal Officer and Corporate Secretary of Neiman Marcus Group, Inc., a retail company, from 2013 to 2021, Chief Compliance Officer, Chief Global Litigation and HR Counsel and Chief Counsel, Global Supply Chain of Levi Strauss & Co. from 2002 to 2013, Partner at Orrick, Herrington & Sutcliffe LLP, from 1997 to 2002 and held various positions at several law firms from 1991 to 1997.

Olivier Bron has served as Chief Executive Officer, Bloomingdale’s since 2023; prior thereto he served as Chief Executive Officer of Central Group and Robinson Department Stores, Thailand, a department store chain, from 2021 to 2023, Chief Operating Officer of Galeries Lafayette/BHV Marais, a department store chain, from 2018 to 2021 and Director of Strategy from 2014 to 2018 and Principal at Bain & Company, from 2002 to 2014.

Paul Griscom has served as Senior Vice President and Controller of the Company since 2020; prior thereto he served as Vice President and interim Principal Accounting Officer in 2020, Vice President, Financial Reporting and Accounting Services from 2019 to 2020, Vice President, Financial Reporting from 2017 to 2019, Director of Financial Reporting from 2016 to 2017, Director, Training & Products, GAAP Dynamics from 2012 to 2016 and held various positions at KPMG LLP from 2000 to 2012.

Item 1A. Risk Factors.

In evaluating the Company, the risks described below and the matters described under “Forward-Looking Statements” should be considered carefully. Such risks and matters are numerous and diverse, may be experienced continuously or intermittently, and may vary in intensity and effect. Although the risks are organized by heading, and each risk is described separately, many of the risks are interrelated. Any of such risks and matters, individually or in combination, could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as on the attractiveness and value of an investment in the Company's securities. While we believe we have identified and discussed below the key risk factors affecting our business, there may be additional risks and uncertainties that are not presently known or that are not currently believed to be significant that may adversely affect our business, financial condition, results of operations or cash flows in the future.

Strategic, Operational and Competitive Risks

Our strategic plans and initiatives may not be successful, which could negatively affect our profitability and growth.

We completed the second year executing Bold New Chapter, a strategy that prioritizes improving the shopping environment and elevating the customer experience, while closing unproductive Macy's stores to focus resources and investments on the go-forward enterprises. Progress on the three pillars within the strategy included:

- Strengthen and reimagine the Macy's nameplate: overlaying successful initiatives from the First 50 to an additional 75 stores for a total 125 reimagined Macy's locations, and revitalizing merchandise assortment with a mix of newness and fashion;
- Accelerate luxury growth: new brand launches and exclusive partnerships at Bloomingdale's and continued comparable sales growth at Bluemercury; and

- Simplify and modernize end-to-end operations: opened new state-of-the-art fulfillment and store replenishment center, China Grove, helping to modernize our supply chain and providing the opportunity to increase accuracy and timeliness of deliveries, reduce delivery costs, invest in growth ambitions and simplify our business model.

We plan to continue to make value-enhancing investments to support these initiatives primarily focused on digital and technology, data and analytics, supply chain modernization and omni-channel capabilities. These initiatives have required and will continue to require our management, colleagues and contractors to make changes in our business operations and to improve productivity and profitability, and are subject to the ability to attract and retain skilled personnel to support the initiatives. We face challenges in executing the Bold New Chapter strategy and initiatives in the current environment of heightened inflation, tariffs, economic uncertainty, geopolitical disruption and other macroeconomic conditions that may impact discretionary spending. Our ability to achieve sustainable, profitable growth is subject to the successful implementation of our strategic plans and realization of anticipated benefits and savings. If we are unable to successfully execute our strategic plans and initiatives to achieve the intended results or these investments or initiatives do not perform as expected or create implementation or operational challenges, our profitability and growth could suffer.

We may not timely identify or effectively respond to consumer needs, expectations, or trends, which could adversely affect our relationship with customers, the demand for our products and services and our market share.

The success of our business depends in part on our ability to identify and respond to evolving trends in demographics and shifts in consumer preferences, expectations and needs. It is difficult to successfully predict the products and services our customers will demand. As customers expect a more personalized experience, our ability to collect, use and protect relevant customer data is important to our ability to effectively meet their expectations, but is subject to the impact of legislation or regulations governing data privacy, security and other external factors. Customer preferences and expectations related to sustainability of products and operations are also increasing. If we do not successfully differentiate the shopping experience to meet the individual needs and expectations of or within a customer group, we may lose market share with respect to those customers.

Our advertising, marketing and loyalty programs may not be successful.

We depend on our advertising, marketing and loyalty programs to increase awareness of our brands and build a personalized customer experience. If these programs are not successful, our sales and results of operations could be adversely affected.

Our sales and operating results depend on our ability to manage our inventory, merchandise selection and protect against inventory shortage.

Our profitability depends on our ability to manage inventory levels and merchandise selection. Overestimating customer demand for merchandise can result in the need to record unplanned and incremental inventory discounts or liquidations and sell excess inventory at clearance prices, negatively impacts our gross margins and operating results. Underestimating customer demand for merchandise can lead to insufficient inventory to meet demands, missed sales opportunities and negative customer experiences. If we are unable to protect against inventory shortage, our results of operations and financial condition could be adversely affected.

The Company faces significant competition and depends on its ability to differentiate itself in retail's ever-changing environment.

We conduct our retail merchandising business under highly competitive conditions. Although Macy's, Inc. is one of the nation's largest retailers, we have numerous and varied competitors at the national and local levels and digital competitors at the global level, including department stores, specialty stores, general merchandise stores, manufacturers' outlets and websites, off-price and discount stores, online retailers and catalogs, among others. Competition is characterized by many factors, including assortment, advertising, price, quality, service, location, reputation and credit availability. Any failure by us to compete effectively could negatively affect our business and results of operations.

We face pressures to not only compete from a price perspective with our competitors, some of whom sell the same products, but also to differentiate Macy's, Inc.'s merchandise offerings, services and shopping experiences to stay relevant as a modern department store in retail's ever-changing environment. Macy's continues to execute its Bold New Chapter strategy which includes elevating merchandise relevance, evolving its store footprint, investing in the growth areas of the business and modernizing its operating model. Insufficient, untimely or misguided investments in these areas could significantly impact our profitability and growth.

We are applying artificial intelligence to how customers discover, shop and engage with our brands through intelligent shopping assistance, agentic commerce and hyper-personalized experience. We are also experimenting with AI in merchandising, planning and marketing to optimize inventory and demand decisions, among other uses. If our competitors are able to deploy AI technology more effectively or faster, we could lose competitive advantage or market share.

In addition, a significant decline in customer store traffic or migration of sales from brick-and-mortar stores to digital platforms could lead to additional store closures, restructuring and other costs that could adversely impact our results of operations and cash flows.

Our ability to grow depends in part on our stores remaining relevant and attractive to customers.

We have overlayed successful innovations from the First 50 Stores to an additional 75 stores (the "Reimagine 125") as a key component of the Bold New Chapter strategy such as focused staffing in key departments, enhanced merchandise offerings, modern visual presentations and unique store-level activations and community events. We have opened new off-mall smaller store formats – Macy's small format, Bloomie's and Bloomingdale's the Outlet – in selected markets. In 2022, we introduced permanent Toys "R" Us shops within all Macy's locations. While these store investments, off-mall store formats and in-store shops are intended to improve the customer store experience and drive traffic, realization of these benefits may or may not occur.

Because we rely on the ability of our physical retail locations to attract customers, provide full or curated merchandise selections, drive traffic to digital channels and assist in fulfillment, returns and other omni-channel functions, providing a desirable and sought-out shopping experience is important to our financial success. Changes in consumer shopping habits, continued decline in mall shopping environments, financial difficulties at other anchor tenants, significant mall vacancy issues, mall violence and new on- and off-mall developments could each adversely impact the traffic at current retail locations and lead to a decline in our financial condition or performance.

We may not be able to successfully execute our real estate strategy.

We continue to explore opportunities to monetize our real estate portfolio, including sales of stores as well as non-store real estate, such as warehouses, outparcels and parking garages. We also continue to evaluate our real estate portfolio to identify opportunities where the redevelopment value of our real estate exceeds the value of non-strategic operating locations. This strategy is multi-pronged and may include transactions, strategic alliances or other arrangements with developers or other unrelated third-parties. Where feasible, we may subdivide an existing parcel, continue to operate a store and redevelop any excess parcel for mixed-use, or close the store and redevelop an entire parcel into a mixed-use development, in either event selling the parcel once the site development plan is approved by governmental authorities. Due to the cyclical nature of real estate markets and the risks of real estate development, the performance of our real estate strategy is inherently volatile and could have a significant impact on our results of operations or financial condition.

Our revenues and cash requirements are affected by the seasonal nature of our business.

Our business is seasonal, with a high proportion of revenues and operating cash flows generated during the second half of the year, which includes the fall and the months of November and December. A disproportionate amount of our revenues is realized in the fourth quarter due to this seasonality. Should sales during this period fall below our expectations, a disproportionately negative impact on our annual results of operations could occur.

We generally incur significant additional expenses in the period leading up to the months of November and December in anticipation of higher sales volume in those periods, including costs for additional inventory, advertising and employees. If we are not successful in executing our sales strategy during this period, we may have to sell the inventory at significantly reduced prices or may not be able to sell the inventory at all, which could have a material adverse effect on our results of operations and cash flows.

We depend on our ability to attract, train, develop and retain quality colleagues.

Our business is dependent upon attracting, training, developing and retaining quality employees at all levels of the organization, and management personnel to develop and effectively execute successful business strategies. Macy's, Inc. has a large number of employees, many of whom are in entry level or part-time positions with historically high rates of turnover. Our ability to meet labor needs while controlling costs associated with hiring and training new employees is subject to external factors such as unemployment levels, prevailing wage rates, minimum wage legislation and changing demographics. In recent years, low unemployment, labor shortages, intense competition for talent and a competitive wage environment have impacted our ability to attract, recruit and retain talent.

Increases in labor costs and the cost of employee benefits could impact our financial results and cash flow.

Minimum wage increases by states and wage and benefit increases to attract and retain workers in a tight labor market have increased labor costs in the retail sector. These increased costs pressure our margins and could have a negative impact on our financial results.

Our expenses relating to employee health benefits are significant. Total health care costs have risen over the past several years driven primarily by pharmacy costs, broader medical industry cost increases and demographic shifts to an older enrollment population. Unfavorable changes in the cost of employee health benefits could negatively affect our financial results and cash flow.

If revenue from our private label and co-branded credit cards decline, our financial and operational results may be negatively impacted.

In 2005, in connection with the sale of most of the Company's credit card accounts and related receivable balances to Citibank, N.A. ("Citibank"), the Company and Citibank entered into a long-term marketing and servicing alliance pursuant to the terms of a Credit Card Program Agreement ("Credit Card Program"). Subsequent to this initial arrangement and associated amendments, on December 13, 2021, the Company entered into the sixth amendment to the amended and restated Credit Card Program with Citibank (the "Program Agreement"), pursuant to which Citibank issues, maintains and services Macy's and Bloomingdale's private label and co-branded credit cards. Under the Program Agreement, which extends until March 31, 2030, Citibank owns the credit card receivables generated from sales through the credit cards and the Company receives fees and shares in profits based on a tiered return on the receivables portfolio net of program expenses. Credit card revenues, net were $669 million, or approximately 3.1% of net sales, for 2025. Deterioration in economic conditions could adversely affect the volume of new credit accounts, the amount of credit card program balances and the ability of credit card holders to pay their balances. These conditions could result in the Company receiving lower payments under the credit card program.

In addition, shifts from sales through our proprietary credit cards to debit products and alternative buy-now-pay-later payment methods may result in increased costs and could have a negative impact to credit card revenues due to potentially reduced credit card receivable balances.

Credit card operations are subject to many federal and state laws that may impose certain requirements and limitations on credit card providers. Citibank and our subsidiary Macy's Credit Operations, LLC, may be required to comply with regulations that may negatively impact the operation of our proprietary credit card. This negative impact may affect our revenue streams derived from the credit cards receivables portfolio and our financial results.

In March 2024, the Consumer Financial Protection Bureau finalized a rule to amend Regulation Z to lower the safe harbor dollar amount credit card companies can charge for late fees to $8 from the current level of up to $41 for a missed payment. A federal court vacated the rule in April 2025. The Company continues to closely monitor developments on this matter.

Our defined benefit plan funding requirements or plan settlement expense could impact our financial results and cash flow.

Significant changes in interest rates, decreases in the fair value of plan assets and timing and amount of benefit payments could affect the funded status of our plans and could increase future funding requirements of the plans. A significant increase in future funding requirements could have a negative impact on our financial condition, results of operations or cash flows.

These plans allow eligible retiring employees to receive lump sum distributions of benefits earned. Under applicable accounting rules, if annual lump sum distributions exceed an actuarially determined threshold of the total of the annual service and interest costs, we would be required to recognize in the current period of operations a settlement expense of a portion of the unrecognized actuarial loss, which could have a negative impact on our results of operations.

If our Company's reputation and brand image are not maintained at a high level, our operations and financial results may suffer.

We believe our reputation and brand image are partially based on the perception that we act equitably and honestly in dealing with our customers, employees, business partners and shareholders. Our reputation and brand image may be deteriorated by any incident that erodes the trust or confidence of our customers or the general public, particularly if the incident results in significant adverse publicity or governmental inquiry. Information about us, whether or not true, may be instantly posted on social media platforms at any time, which could adversely impact our reputation or brand image. The harm could be immediate without affording us an opportunity for redress or correction. Other brand risks include an active shooter incident at a location or injury or death at a parade or other branded event. If our reputation or brand image is damaged, our customers may refuse to continue shopping with us, potential employees may be unwilling to work for us, business partners may be discouraged from seeking future business dealings with us and, as a result, our business and results of operations may suffer.

If we are unable to protect our intellectual property, our brands and business could be damaged.

We believe that our copyrights, trademarks, trade dress, trade secrets and similar intellectual property are important assets and key elements of our strategy, including those related to our private brand merchandise. We rely on copyright and trademark law, trade secret protection and confidentiality agreements with our employees, consultants, vendors and others to protect our proprietary rights. If the steps we take to protect our proprietary rights are inadequate, or if we are unable to protect or preserve the value of our copyrights, trademarks, trade secrets and other proprietary rights for any reason, our merchandise brands and business could be negatively affected.

<u>Infrastructure Risks</u>

Unforeseen disruptions in our distribution and fulfillment centers could have an adverse impact on our business and operations.

Our business depends on the orderly receipt and distribution of merchandise and effective management of our distribution and fulfillment centers. Unforeseen disruptions in operations due to fire, severe weather conditions (including those that may be caused by climate change), natural disasters, health pandemics or other catastrophic events, labor disagreements, or other shipping problems may result in the loss or unavailability of inventory and/or delays in the delivery of merchandise to our stores, fulfillment centers and customers.

Failure of a key information technology system or process could adversely affect our business.

We rely extensively on information technology systems and related personnel to collect, analyze, process, store, manage, transmit and protect transactions and data. Some of these systems are managed or provided by third-party service providers, including certain cloud platform providers. In managing our business, we also rely heavily on the integrity and security of, and consistent access to, this operational and financial data for information such as sales, customer data, employee data, demand forecasting, merchandise ordering, inventory replenishment, supply chain management, payment processing, order fulfillment, customer service and post-purchase matters. For these information technology systems, applications and processes to operate effectively, we or our service providers must maintain and update them. Delays in the maintenance, updates, upgrading or patching of these systems, applications or processes could impair, and on occasion have impaired, their effectiveness or expose us to security risks.

Our systems and the third-party systems with which we interact are subject to, and on occasion have experienced, damage or interruption from a number of causes, including power and other critical infrastructure outages, computer and telecommunications failures, computer viruses, security breaches, internal or external data theft or misuse, cyberattacks, responsive containment measures by us that may involve voluntarily taking systems off line, natural disasters and catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes or other extreme weather events, public health concerns such as pandemics, military conflicts, acts of war, terrorism or civil unrest, other systems outages, inadequate or ineffective redundancy and design or usage errors or malfeasance by our employees, contractors or third-party service providers. Although we and our third-party service providers seek to maintain our respective systems effectively and to successfully address the risk of compromise of the integrity, security and consistent operations of these systems, these efforts are not always successful. As a result, we or our service providers could experience errors, interruptions, delays or cessations of service in key portions of our information technology infrastructure, which could significantly disrupt our operations or impair data security, impact our ability to operate or access communications, financial or banking systems, be costly, time consuming and resource-intensive to remedy and adversely impact our reputation and relationship with customers, suppliers, shareholders or regulators.

We are making, and expect to continue to make, substantial investments in our information technology systems, infrastructure and personnel, in some cases with the assistance of strategic partners and other third-party service providers. These investments involve replacing existing systems, some of which are older, legacy systems, outsourcing certain technology and business processes to third-party service providers, including the adoption of generative and agentic artificial intelligence ("AI") in certain processes, making changes to existing systems including the migration of applications to the cloud, maintaining or enhancing legacy systems, or designing or acquiring new systems. These efforts can result in significant potential risks, including failure of the systems to operate as designed, potential loss or corruption of data, changes in security processes and internal controls, cost overruns, implementation delays or errors and disruption of operations.

AI creates business, legal and ethical challenges.

We use AI as a tool designed to improve customer experience and operational efficiency. AI tools assist us in areas such as customer service, supply chain, personalization, coding, human resources queries, security, marketing and advertising. We include AI in our mandatory compliance training, maintain guidelines requiring internal review and approval for certain AI tools and monitor AI systems for proper functioning. Even with careful governance, use of AI can produce incorrect output, release private or confidential personal or business information used to train models, create algorithmic bias and unintentional discrimination, or generate output that violates intellectual property rights of others. The autonomous nature of agentic AI may present challenges in aligning with current AI governance, including testing protocols, and increase risk that agents may learn to circumvent guardrails. We also face uncertainty regarding evolving federal or state regulation of AI. These risks could have adverse business, legal or regulatory impact or harm our reputation.

Disruptions in our customer-facing technology systems could impair our digital retail strategy and give rise to negative customer experiences.

Through our information technology systems, we are able to provide an improved overall shopping experience that empowers our customers to shop and interact with us from a variety of electronic devices and digital platforms. We use our digital platforms as sales channels for our products and services, as methods of providing inspiration and advertising through Macy's Media Network and as sources of product and other relevant information to our customers to help drive sales. We also have multiple online communities, digital platforms and knowledge centers that allow us to inform, assist and interact with our customers. The retail industry is continually evolving and expanding, with a significant increase in sales initiated online and via mobile applications. We must effectively respond to new developments and changing customer preferences with respect to a digital and interconnected experience. We continually seek to enhance our online and digital properties to provide an attractive, user-friendly interface for our customers. Disruptions, delays, failures or other performance issues with these customer-facing technology systems, or a failure of these systems to meet our or our customers' expectations, could impair the benefits they provide to our business and negatively affect our relationship with our customers and, as a result, our financial performance and results of operations.

Information Security, Cybersecurity, Privacy and Data Management Risks

A breach of our information technology systems could adversely affect our reputation, business partner and customer relationships and operations and result in higher costs.

Through our sales, marketing activities and use of third-party information, we collect and store certain non-public personal information that customers provide to purchase products or services, enroll in promotional programs, register on websites, or otherwise communicate to us. This may include phone numbers, driver license numbers, contact preferences, personal information stored on electronic devices and payment information, including credit and debit card data. We gather and retain information about employees in the normal course of business. We may share sensitive Company data with vendors that assist with certain aspects of our business, such as social media and data analytics firms. In addition, our digital operations depend upon the transmission of confidential information over the internet, such as information permitting cashless payments.

We employ safeguards for the protection of this information and have made significant investments to secure access to our information technology network, the importance of which has increased due to many of our colleagues working remotely. For instance, we have implemented authentication protocols, installed firewalls and anti-virus/anti-malware software, established data security breach preparedness and response plans, conduct continuous risk assessments and mitigate software vulnerability with security patches. We also employ encryption and other methods to protect our data, promote security awareness with our employees and work with business partners in an effort to create secure and compliant systems. Protections we have in place to safeguard this information may be compromised as a result of third-party security breaches, theft, cyberattacks, including the use of malicious codes, worms, phishing, spyware, denial of service attacks and ransomware errors by employees or employees of third-party vendors, or contractors, misappropriation of data by employees, vendors or unaffiliated third-parties, or other irregularities that may result in persons obtaining unauthorized access to Company data. Unauthorized parties may attempt to gain access to our systems or facilities, or those of third parties with whom we do business, through fraud, trickery, or other forms of deception to employees, contractors, vendors and temporary staff.

Retail data frequently targeted by cybercriminals includes consumer credit card data, personally identifiable information, including social security numbers and health care information. For retailers, point of sale and e-commerce websites are often attacked through compromised credentials, including those obtained through phishing, vishing and credential stuffing. Other methods of attack include advanced malware, the exploitation of software and operating vulnerabilities and physical device tampering/skimming at card reader units. We believe these attack methods will continue to evolve. In addition, AI tools may provide hackers with more sophisticated methods of cyberattacks.

Cyber threats are increasing in scope, sophistication and frequency and bad actors are exploiting vulnerabilities to gain access to networks for the purpose of implementing ransomware, which is used to encrypt and steal data both from main and backup systems and causes public-facing business interruptions. Our ability to react, mitigate and restore services from an interruption of our systems and processes is key to avoiding adverse financial impacts resulting from loss of sales, services and the cost of paying a ransom.

Remote work has also created additional challenges to our ability to protect remote workers, corporate networks and cloud environments. We are identifying, tracking and mitigating advanced phishing, malware and attempted credential compromises daily. These attacks are typically occurring on home networks and migrate to the corporate network. However, despite instituting controls for the protection of information, the techniques used to obtain unauthorized access, disable or degrade service change frequently and our systems and networks may nevertheless remain vulnerable to threats and attacks. To date, no cybersecurity incident or attack has had a material impact on our business or results of operations. During the normal course of business, we have experienced and expect to continue to experience attempts to compromise our information systems. We may be unable to protect the integrity of our systems or company data. An alleged or actual unauthorized access or unauthorized disclosure of non-public personal information could:

- materially damage our reputation and brand, negatively affect customer satisfaction and loyalty, expose us to individual claims or consumer class actions, administrative, civil or criminal investigations or actions and infringe on proprietary information; and

- cause us to incur substantial costs, including costs associated with remediation of information technology systems, customer protection costs and incentive payments for the maintenance of business relationships, litigation costs, lost revenues resulting from negative changes in consumer shopping patterns, unauthorized use of proprietary information or the failure to retain or attract customers following an attack. While we maintain insurance coverage that may, subject to policy terms and conditions, cover certain aspects of cyber risks, such insurance coverage may be unavailable or insufficient to cover all losses or all types of claims that may arise in the continually evolving area of cyber risk.

Supply Chain and Third-Party Risks

We depend on vendors and other sources of merchandise, goods and services outside the U.S. Our business has been and could in the future continue to be affected by disruptions in, or other legal, regulatory, political, economic or public health issues associated with, our supply network.

We depend on vendors for timely and efficient access to products we sell. We source the majority of our merchandise from manufacturers located outside the U.S., primarily Asia. In the normal course of business, we provide credit enhancement to our vendors to support accounts receivable factoring and financing with third parties. Current economic conditions may adversely impact our vendors and they may be unable to access financing or become insolvent and unable to supply us with products, or we may be required to increase cash collateral levels or provide guarantees to support our vendors' financing arrangements. Any major changes in tax policy, such as the disallowance of tax deductions for imported merchandise could have a material adverse effect on our business, results of operations and liquidity.

We have experienced delays in merchandise inventory receipts and product delivery due to a shortage of vessels and air freight, port congestion, worker shortage impacting shipping and ports, truck driver shortages, rail congestion at major freight hubs and increased demand for consumer goods. Although these delays have not materially impacted our operations to date, they could potentially have a material adverse impact on future product availability, product mix and sales if the delays escalate. We have also experienced increases in shipping rates from Trans-Pacific ocean carriers due to increases in spot market rates and shortage of shipping capacity from China and other parts of Asia and increases in trucking costs due to truck driver shortages and fuel costs.

The procurement of all our goods and services is subject to the effects of price increases, which we may or may not be able to pass through to our customers. Our procurement of goods and services from outside the U.S. is subject to risks associated with political or financial instability, trade restrictions, tariffs, currency exchange rates, transport capacity and costs, health pandemics, armed conflicts and other factors relating to foreign trade. All of these factors may affect our ability to access suitable merchandise on acceptable terms, are beyond our control and could negatively affect our business and results of operations.

We source certain of our private label products from factories in China, Vietnam, India, Indonesia, Jordan and other countries. Since 2017, the U.S. and China have been engaged in a trade dispute that has involved a number of actions against China including the imposition of tariffs on Chinese imports; sanctions on Chinese military-industrial complex companies; stricter reviews of direct investments in the U.S. by Chinese companies; and detention by U.S. Customs of products made in Xinjiang involving alleged human rights violations, which have or may prompt countersanctions or other retaliatory actions from the Chinese government. In addition, differing policies on China–Taiwan and the Russia–Ukraine war have further strained relations between the countries. These geopolitical, trade and investment tensions have created additional uncertainty and increased risk in doing business in China, including potential supply disruptions and higher costs of our products sourced or imported from China.

Since February 2025, the Trump Administration has imposed tariffs on products imported from more than 90 countries including Canada, Mexico, China and other United States trading partners. On February 20, 2026, the U.S. Supreme Court struck down the "reciprocal" and "fentanyl trafficking" tariffs, ruling the International Emergency Economic Powers Act does not authorize the President to impose those tariffs. In response, President Trump imposed a 150-day 10% tariff on imported goods and indicated it may be increased to 15%. The prior tariffs have had, and the new tariffs are expected to have a negative impact on our gross margin and could lead to selective price increases across our product categories. In addition, volatility in tariff rates and trade policy is creating uncertainty among businesses and consumers that may negatively impact demand for consumer discretionary products and contribute to a heightened competitive promotional landscape.

We continue to evaluate the impact of currently effective tariffs and potential future tariffs, as well as other recent changes in foreign trade policy and the U.S. Administration on our supply chain, costs, sales and profitability, and are working through strategies to mitigate such impact, including reviewing sourcing options and working with our vendors and merchants. At this time, it is unknown how long U.S. tariffs on Chinese and other goods will remain in effect or whether additional tariffs will be imposed. Depending upon their duration and implementation, as well as our ability to mitigate their impact, these changes in foreign trade policy and any recently enacted, proposed and future tariffs on products imported by us from China, as well as general uncertainty in the tariff environment, could negatively impact our business, results of operations and liquidity if they seriously disrupt the movement of products through our supply chain or increase their cost.

If our vendors, or any raw material vendors on which our vendors or our private label business relies, suffer prolonged manufacturing or transportation disruptions due to public health conditions or other unforeseen events, our ability to source product could be adversely impacted which would adversely affect our results of operations.

Disruption of global sourcing activities and quality and other concerns over our own brands could negatively impact brand reputation and earnings.

Economic and civil unrest in areas of the world where we source products, as well as shipping and dockage issues, could adversely impact the availability or cost of our products, or both. Most of the Company's goods imported to the U.S. arrive from Asia through ports located on the U.S. west coast and are subject to potential disruption due to labor unrest or shortages, security issues or natural disasters affecting any or all of these ports. In addition, in recent years, we have increased the number and types of merchandise that are sold under the Company's proprietary brands. While we have focused on the quality of our private brand products, we rely on third-parties to manufacture these products. Such third-party manufacturers may prove to be unreliable, the quality of our globally sourced products may vary from expectations and standards, the products may not meet applicable regulatory requirements which may require us to recall these products, or the products may infringe upon the intellectual property rights of third-parties. We face challenges in seeking indemnities from manufacturers of these products, including the uncertainty of recovering on such indemnity.

We also face concerns relating to human rights, working conditions and other labor rights, and conditions and environmental impact in factories or countries where merchandise that we sell is produced, as well as concerns about transparent sourcing and supply chains. Although we have implemented policies and procedures designed to facilitate compliance with laws and regulations relating to production of merchandise, doing business in foreign countries and importing merchandise, and to screen, train and monitor our private label vendors to confirm safe and ethical treatment of workers in our supply chain, there can be no assurance that our vendors and other third parties with whom we do business will not violate such laws and regulations or our policies, which could lead to reputational harm and could expose us to litigation, investigations, enforcement actions, monetary liability and additional costs that could adversely impact our reputation, results of operations and business.

Material disruptions in relationships with third-parties with whom the Company does business could adversely affect its operations.

The Company is a party to contracts, transactions and business relationships with various third parties, including suppliers, service providers, lenders and participants in joint ventures, strategic alliances and other commercial relationships. In some cases, we depend upon such third parties to provide products, services, advertising, technology infrastructure, development and support, data analytics, logistics, other goods and services to operate our business in the ordinary course, extensions of credit, credit card accounts and related receivables and other matters. Furthermore, third-party vendors may sell products directly to consumers in addition to, or in some cases in lieu of, traditional wholesale channels such as independent stores and retail chains. As our business model depends on offering quality and relevant merchandise brands from third-party vendors in addition to our own private label products, any material disruption in our relationship with such vendors, or material disruption in the products or services provided by other third parties, could adversely affect our revenues, expense structure, earnings and operations.

<u>Economic, Global, Legal and External Risks</u>

The Company's business is subject to discretionary consumer spending, unfavorable economic and political conditions and other related risks.

Our sales are significantly affected by changes in discretionary spending by consumers. Consumer spending may be affected by many factors outside of our control, including general economic conditions, consumer disposable income levels, consumer confidence levels, the availability, cost and level of consumer debt, consumer behaviors towards incurring and paying debt, the cost of basic necessities and other goods, the strength of the U.S. Dollar relative to foreign currencies and the effects of the weather, natural disasters or health pandemics. These factors can have psychological or economic impacts on consumers that affect their discretionary spending habits. Any decline in discretionary spending by consumers could negatively affect our business and results of operations.

Unfavorable global, domestic or regional economic or political conditions and other developments and risks could negatively affect our business and results of operations. For example, unfavorable changes related to interest rates, rates of economic growth, fiscal and monetary policies of governments, inflation, deflation, tax rates and policy, unemployment trends, energy prices and other matters that influence the availability and cost of merchandise, consumer confidence, spending and tourism could negatively affect our business and results of operations. Unstable political conditions, civil unrest, terrorist activities, armed conflicts or events of extreme violence, including any escalation of the conflict between Russia and Ukraine and the Iran war, may disrupt commerce and could negatively affect our business and results of operations.

Our business could be materially adversely affected by extreme weather conditions, natural disasters or regional or global health pandemics.

Extreme weather conditions, including those that may be caused by climate change, in the areas in which our stores are located could negatively affect our business and results of operations. For example, frequent or unusually heavy snowfall, ice storms, rainstorms, wildfires or other extreme weather conditions over a prolonged period could make it difficult for our customers to travel to our stores and thereby reduce our sales and profitability. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could reduce demand for a portion of our inventory and thereby reduce our sales and profitability. In addition, extreme weather conditions could result in disruption or delay of production and delivery of materials and products in our supply chain and cause staffing shortages in our stores.

Natural disasters such as hurricanes, tornadoes and earthquakes, or a combination of these or other factors, could damage or destroy our facilities or make it difficult for customers to travel to our stores, thereby negatively affecting our business and results of operations.

The COVID-19 pandemic had a significant impact on the retail industry, including our business. Should we experience a regional or global pandemic or other public health crisis, including from a COVID-19 variant, influenza, Respiratory Syncytial Virus, other microorganism, infectious disease or other cause, it could have a significant negative impact on our business, financial condition, results of operations and cash flows.

Legislation, litigation, regulatory requirements or non-compliance could adversely affect our business and results of operations.

We are subject to various federal, state and local laws, rules, regulations, inquiries and initiatives in connection with both our core business operations and our credit card and other ancillary operations (including the Credit Card Act of 2009). Recent and future developments relating to such matters could increase our compliance costs and adversely affect the profitability of our credit card and other operations. Our effective tax rate is impacted by a number of factors, including changes in federal or state tax law, interpretation of existing laws and the ability to defend and support the tax positions taken on historical tax returns. Certain changes in any of these factors could materially impact the Company's effective tax rate and net income. The Inflation Reduction Act, enacted on August 16, 2022, includes a number of provisions that may impact the Company, including a corporate alternative minimum tax on certain large corporations, incentives to address climate change mitigation and other non-income tax provisions, including an excise tax on the repurchase of our stock.

We are also subject to anti-bribery, customs, child labor, truth-in-advertising and other laws, including consumer protection regulations and zoning and occupancy ordinances that regulate retailers generally and/or govern the importation, promotion and sale of merchandise and the operation of retail stores and warehouse facilities. Although we undertake to monitor changes in these laws, if these laws change without our knowledge, or are violated by importers, designers, manufacturers, distributors or agents, we could experience delays in shipments and receipt of goods or be subject to fines or other penalties under the controlling regulations, any of which could negatively affect our business and results of operations. In addition, we are regularly involved in various litigation matters that arise in the ordinary course of our business. Adverse outcomes in current or future litigation could negatively affect our financial condition, results of operations and cash flows.

If our merchandise offerings do not meet applicable safety standards or consumers' expectations regarding safety, we could experience decreased sales, increased costs and/or be exposed to legal and reputational risk. Events that give rise to actual, potential or perceived product safety concerns could expose us to government enforcement action and/or private litigation. Reputational damage caused by real or perceived product safety concerns could negatively affect our business and results of operations.

Changes in applicable environmental regulations, including increased or additional regulations to limit carbon emissions or other greenhouse gases may result in increased compliance costs, capital expenditures and other financial obligations which could affect our profitability.

In addition, our business is subject to complex and rapidly evolving laws addressing data privacy and data protection and companies are under increased regulatory scrutiny with respect to these matters. The Federal Trade Commission and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination and security of data. The interpretation and application of existing laws regarding data privacy and data protection are in flux and many states are considering new regulations in this area. Data privacy laws enacted in California, Colorado, Connecticut, Delaware, Florida, Indiana, Iowa, Kentucky, Maryland, Minnesota, Montana, Nebraska, New Hampshire, New Jersey, Oregon, Rhode Island, Tennessee, Texas, Utah and Virginia (as of June 2025) and other applicable U.S. privacy laws or new state or federal laws may limit our ability to collect and use data, require us to modify our data processing practices or result in the possibility of fines, litigation or orders which may have an adverse effect on our business and results of operations. The burdens imposed by these and other laws and regulations that may be enacted, or new interpretations of existing laws and regulations, may also require us to incur substantial costs to reach compliance or change the manner in which we use data.

We may be unable to meet evolving regulatory requirements and stakeholder expectations regarding environmental, social or governance matters.

Climate Change-Related Risks

Climate change, or legal, regulatory, or market measures to address climate change, could adversely affect our business and results of operations.

We have identified certain climate change-related risks that have impacted or may in the future impact our business over the short-, medium- and long-term. The nature of these risks depends on both the physical aspects of climate change as well as legal, regulatory and market requirements, pressure to reduce our carbon footprint and our ability to understand and respond to rapidly evolving developments. Climate change and related measures could have adverse impacts on the Company's business, financial condition and results of operations, including, but not limited to:

- **Regulatory Risks.** Macy's, Inc. may be subject to more robust and nuanced compliance measures in any of the markets in which we operate, which may require us to gather new data and externally publish additional environmental information, creating incremental costs. This cost burden could also include potential penalties for noncompliance resulting from enforcement of regulatory requirements such as the SEC final climate disclosure rules (voluntarily stayed pending completion of judicial review of consolidated challenges to the rules by the Court of Appeals for the Eighth Circuit) and the new California climate laws, SB-253 (reporting of Scopes 1, 2 and 3 greenhouse gas emissions) and SB-261 (climate-related risk report). Macy's, Inc. will incur costs to comply with these regulatory requirements, including environmental advisory/consulting services for emissions management and reporting.

- **Reputational Risk**. Macy's, Inc. internal stakeholders (colleagues and members of the Board of Directors) or external stakeholders (investors, customers, advocacy groups) expressing concern through public platforms that increase colleague turnover, stall strategic direction and/or limit funding avenues, thereby reducing revenue, having negative impacts on workforce management and planning (such as colleague attraction and retention) or slowing/stopping investments.

  Maintaining our Company's reputation and brand image at a high level is critical to our operations and financial results. Reputational risk in relation to climate-related issues encompasses both supply chain issues and our position and progress toward cleaner energy production and consumption. We rely upon a diverse, global network of suppliers and vendors within our supply chain that may expose us to risks from a reputational and brand perspective. Macy's private brands supply chain is and will continue to be impacted by climate change related weather events that may cause supply disruptions.

  We face increasing pressure to demonstrate our products are environmentally-friendly. Our efforts to mitigate that risk include using materials or processes that are third-party certified for environmentally-friendly attributes like OEKO-TEX® as well as U.S. Cotton Trust Protocol ("USCTP") which provides traceable and preferred cotton. Macy's and Bloomingdale's have curated sitelets online to help strengthen Macy's, Inc.'s position of being identified as a responsible retailer, committed to climate-related and broader environmental topics. These mitigation efforts may not be successful.

- **Acute Physical Risk**. The Macy's, Inc. physical infrastructure and operations, which may be affected, damaged or interrupted by more frequent and severe weather events such as pluvial /fluvial/coastal flooding, tropical cyclone, drought and wildfire. In addition to damaging physical infrastructure, such events may also impact our workforce and shopping accessibility. This includes the possibility of extreme weather events disrupting Macy's, Inc.'s infrastructure, resulting in increased insurance costs and capital expenditures. The Texas ice storms and coastal hurricanes are both acute physical risk events that have affected Macy's, Inc. in the past and serve as proxies for other potential acute risks.

- **Chronic Physical Risk.** The Macy's, Inc. physical infrastructure and operations, which may be affected, damaged or interrupted by intensifying temperatures and water scarcity. Increasing cooling costs, HVAC degradation and colleague productivity decreases are examples of potentially material long-term impacts associated with such chronic risks.

- **Risk Related to Resource Use.** There is increasing scrutiny on the use of resources, particularly energy sources and energy use. Pressure from regulators, consumers and other stakeholders to find alternatives and/or energy-efficient solutions to reduce our use of natural resources is escalating.

Financial Risks

We have incurred losses due to impairment of tangible and intangible long-lived assets.

Under U.S. generally accepted accounting principles, we review our long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. Intangible assets with an indefinite useful life, including goodwill, are not amortized but are evaluated annually for impairment or if events or circumstances indicate that an impairment may have occurred.

For example, we recognized $160 million, $88 million and $957 million of non-cash asset impairment charges in fiscal 2025, 2024 and 2023, respectively, primarily related to approximately 150 store locations planned for closure as part of the Bold New Chapter strategy and corporate and other assets. In fiscal 2020, primarily as a result of the impacts of the COVID-19 pandemic, we incurred $3.0 billion of goodwill impairments attributable to the Macy's reporting unit and the bluemercury reporting unit and $200 million of impairments primarily related to long-lived tangible and right of use assets.

Any significant deterioration in macroeconomic or industry conditions could affect the value of our long-lived assets, right of use assets and goodwill and could result in future impairment charges, which would adversely affect our results of operations.

Inability to access capital markets could adversely affect our business or financial condition.

Changes in the credit and capital markets, including market disruptions, limited liquidity and interest rate fluctuations, may increase the cost of financing or restrict our access to this potential source of future liquidity. A downgrade in the ratings that rating agencies assign to the Company's short- and long-term debt has and may continue to negatively impact our access to the debt capital markets and increase our cost of borrowing. In addition, our asset-based credit facility requires us to maintain a specified fixed charge coverage ratio. Our ability to comply with the ratio may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If our results of operations deteriorate to a point where we are not in compliance with our debt covenants and we are unable to obtain a waiver, much of our debt would be in default and could become due and payable immediately. Our assets may not be sufficient to repay in full this indebtedness, resulting in a need for an alternate source of funding. We cannot make any assurances that we would be able to obtain such an alternate source of funding on satisfactory terms, if at all and our inability to do so could cause the holders of our securities to experience a partial or total loss of their investments in the Company.

Our level of indebtedness may adversely affect our ability to operate our business, remain in compliance with debt covenants, react to changes in our business or the industry in which we operate, or prevent us from making payments on our indebtedness.

As of January 31, 2026, the aggregate principal amount of our total outstanding indebtedness was $2,432 million. Our level of indebtedness could have important consequences for the holders of our debt and equity securities. For example, it could:

- make it more difficult for us to satisfy our debt obligations;

- increase our vulnerability to general adverse economic and external conditions;

- impair our ability to obtain additional debt or equity financing in the future for working capital, capital expenditures, acquisitions or general corporate or other purposes;

- require us to dedicate a material portion of our cash flows from operations to the payment of principal and interest on our indebtedness, thereby reducing the availability of our cash flows to fund working capital needs, capital expenditures, acquisitions and other general corporate purposes;

- expose us to the risk of increased interest rates to the extent we make borrowings under our asset-based credit facility, which bears interest at a variable rate;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- place us at a disadvantage compared to our competitors that have less indebtedness; and

- limit our ability to adjust to changing market conditions.

Any of these risks could materially impact our ability to fund our operations or limit our ability to expand our business, which could have a material adverse effect on our business, financial condition and results of operations.

Item 1B.   Unresolved Staff Comments.

None.

Item 1C.   Cybersecurity

Macy's, Inc. is committed to protecting information that is valuable to our customers and critical to business operations from unauthorized access and disclosure.

Risk Management and Strategy

Macy's, Inc. operates a security operations program that employs a defense-in-depth strategy to provide layers of safeguards against cybersecurity threats. We apply a hybrid security framework model using the National Institute of Standards and Technologies ("NIST"), International Organization for Standardization ("ISO") 27001, Control Objectives for Information and Related Technologies ("COBIT") and Payment Card Industry Data Security Standard ("PCI DSS") frameworks as a guide to help us identify, assess and manage cybersecurity risks relevant to our business.

We conduct ongoing risk assessments, as well as internal and external vulnerability scanning and penetration testing of select systems and platforms. We work with our cloud platform providers to implement a consistent security and control environment through a combination of internal, front-end and additional controls, such as access, firewall and authentication controls.

We undertake other activities to manage risks from cybersecurity threats, including: managing access to Company data; use of encryption; procedures to manage information security incidents, both actual and suspected; establishing security standards and procedures for day-to-day operations to promote optimal system performance and maintain the integrity of operational systems; implementing detection, prevention and recovery controls to protect information technology assets; backup procedures to prevent the loss of critical data; and restrictions on software installations, among other practices.

We have an enterprise risk management program that identifies and prioritizes enterprise risks. At committee and Board meetings periodically throughout the year, management discusses the risk exposures identified as being most significant to the Company and the related actions that management may take to monitor such exposures. The program utilizes a network of functional experts with managerial responsibility for various aspects of enterprise risk management. Our oversight of risks from cybersecurity threats have been implemented into our enterprise risk management program.

We have established data security breach preparedness and response plans that are tested and practiced regularly and address a range of scenarios that include data breaches and ransomware attacks. We are subject to regular information technology and security audits by internal and external audit staff.

Our policy is to vet and train colleagues and relevant contractors and to protect Company data. A pre-employment screening process is conducted for candidates, including contractors and third parties, with background verification checks on some candidates for employment. Colleagues, including relevant contractors, must receive appropriate security training and be made aware of organizational policies and procedures relevant for their job function.

We engage independent third-party security partners to evaluate, measure and assist in the development and continuous enhancement of our security program. This includes, but is not limited to, program reviews, compromise assessments, breach response planning and tabletop exercises.

In the event we experience an actual or threatened cybersecurity incident or attack, our Security team will consult with a third-party security firm when appropriate, perform a root cause analysis and determine both how to address the threat and whether we could take additional steps to improve our security posture. In this regard prior cybersecurity incidents have informed changes to our processes to minimize vulnerabilities. As of the filing of this Annual Report on Form 10-K, we have not experienced a cybersecurity incident or attack, or any risk from cybersecurity threats, that has materially affected, or is reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. However, if as a result of any future attacks our information technology systems are significantly damaged, cease to function properly or are subject to a significant cybersecurity breach, we may suffer an interruption in our ability to manage and operate the business and our business strategy, results of operations or financial condition could be adversely affected. For additional information about risks related to actual or threatened cybersecurity incidents, see "Information Security, Cybersecurity, Privacy and Data Management Risks" in the "Risk Factors" section of this Annual Report on Form 10-K.

Governance

The Audit Committee of our Board of Directors is responsible for addressing policies with respect to the Company's risk assessment and risk management, including risks related to data privacy, computerized information controls and cybersecurity and to consider any recommendations for improvement of such controls. The chairperson of the Audit Committee updates the full Board of Directors on these discussions.

The Audit Committee and the full Board of Directors when appropriate, receive regular updates from management on IT security, internal and external security reviews, data protection, risk assessments, breach preparedness, systems disruption risk, threat assessments, response plans and consumer privacy compliance.

Senior management, including the Chief Operating Officer/Chief Financial Officer, Chief Legal Officer and Chief Information Officer are closely involved with our breach response plans and are a critical part of our decision-making process. These executives attend annual tabletop exercises on response processes and our playbook.

The Macy's, Inc. Security team is responsible for assessing and managing material risks from cybersecurity threats, including the prevention, mitigation, detection and remediation of cybersecurity incidents. The Macy's, Inc. Security team is comprised of security professionals with a variety of backgrounds, including former law enforcement, government and military.

Users with access to Company data and information technology assets are required to promptly report known or suspected security incidents. Our incident response process escalates reporting of cybersecurity incidents to senior management and disclosure controls and procedures are in place to review impact on the Company.

Our Chief Information Security Officer ("CISO") leads our data protection programs. Our CISO is head of information security, privacy, IT risk, identity and access management and has 33 years with the Company in various roles of increasing responsibilities including Audit Assurance, Computer Operations, Networking and System platforms, including 14 years developing and managing the cybersecurity program. He holds a bachelor's degree in computer science. The CISO provides cybersecurity updates at least three times per year to the Audit Committee and an annual review with the full Board of Directors.

Item 2.   Properties.

The properties of the Company consist primarily of stores and related facilities, including a logistics network. The Company also owns or leases other properties, including corporate office space in New York and other facilities at which centralized operational support functions are conducted.

As of January 31, 2026, the operations of the Company included 665 store locations in 43 states, the District of Columbia, Puerto Rico and Guam, comprising a total of approximately 98 million square feet. These locations consisted of 243 owned locations, 340 leased locations, 79 locations operated under arrangements where the Company owned the building and leased the land and three locations of partly owned and partly leased buildings. All owned properties are held free and clear of mortgages. Pursuant to various shopping center agreements, the Company is obligated to operate certain stores for periods of up to 15 years. Some of these agreements require that the stores be operated under a particular name. Most leases require the Company to pay real estate taxes, maintenance and other costs; some also require additional payments based on percentages of sales and some contain purchase options. Certain of the Company's real estate leases have terms that extend for a significant number of years and provide for rental rates that increase or decrease over time.

The Company's operations were conducted through the following branded store locations as of January 31, 2026:

By Brand	Total	Owned	Leased	Subject to a Ground Lease	Partly Owned and Partly Leased
Macy's	432	231	125	73	3
Bloomingdale's	61	12	43	6	—
Bluemercury	172	—	172	—	—
	665	243	340	79	3

Store count activity for the 52 weeks ended January 31, 2026 was as follows:

Store count at beginning of fiscal year	680
Stores opened	12
Stores closed, consolidated into or relocated from existing centers (a)	(27)
Store count at end of fiscal year	665

(a)   Stores are removed from store count and identified as closed once closure activities begin.

Additional information about the Company's logistics network as of January 31, 2026 is as follows:

Location	Primary Function	Owned or Leased	Square Footage (thousands)
Bridgeton, MO	Stores	Leased	43
Cheshire, CT	Direct to customer	Leased	719
Chicago, IL	Stores	Owned	862
China Grove, NC	Direct to customer	Leased	2,650
Columbus, OH	Stores	Leased	673
Dayton, OH	Stores	Leased	107
Denver, CO	Stores	Leased	20
Goodyear, AZ	Direct to customer	Owned	1,560
Hayward, CA	Stores	Owned	310
Joppa, MD	Stores	Owned	850
Lathrop, CA	Direct to customer	Leased	273
Kapolei, HI	Stores	Leased	260
Los Angeles, CA	Stores	Owned	1,178
Martinsburg, WV	Direct to customer	Owned	2,440
Miami, FL	Stores	Leased	535
Portland, TN	Direct to customer	Owned	1,675
Raritan, NJ	Stores	Owned	980
Sacramento, CA	Direct to customer	Leased	385
Secaucus, NJ	Stores	Leased	675
South Windsor, CT	Stores	Leased	595
Stone Mountain, GA	Stores	Owned	920
Tomball, TX	Stores	Leased	902
Tukwila, WA	Stores	Leased	500
Tulsa, OK	Direct to customer	Owned	2,195
Youngstown, OH	Direct to customer	Owned	610

Item 3. Legal Proceedings.

The Company and its subsidiaries are involved in various proceedings that are incidental to the normal course of their businesses. As of the date of this report, the Company does not expect that any of such proceedings will have a material adverse effect on the Company's financial position or results of operations.

Item 4.   Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Company's common stock is listed on the New York Stock Exchange under the trading symbol "M." As of January 31, 2026, the Company had approximately 10,840 stockholders of record.

The declaration and payment of future dividends will be at the discretion of the Company's Board of Directors, are subject to restrictions under the Company's debt instruments and may be affected by various other factors, including the Company's earnings, financial condition and legal or contractual restrictions.

On February 22, 2022, the Company announced that its Board of Directors authorized a $2.0 billion share repurchase program, which does not have an expiration date. The Company may continue, discontinue or resume purchases of common stock under this or possible future authorizations in the open market, in privately negotiated transactions or otherwise at any time and from time to time without prior notice. During 2025, the Company repurchased 17.7 million shares of its common stock on the open market. As of January 31, 2026, $1.1 billion remained available for repurchase under this authorization.

The following graph compares the cumulative total stockholder return on the Company's common stock with the Standard & Poor's 500 Composite Index and the Company's peer groups for the period from January 30, 2021 through January 31, 2026, assuming an initial investment of $100 and the reinvestment of all dividends, if any.



The Compensation and Management Development Committee of the Board of Directors uses companies with the S&P 500 Retail Select Index for evaluating compensation related to the Company's performance-based restricted stock units. The Compensation and Management Development Committee of the Board of Directors also uses the following peer group, which is selected on a line-of-business basis, for general comparisons and benchmarking to assess and evaluate compensation for the Company's executive officers: Best Buy Co., Inc., Burlington Stores Inc., Dicks Sporting Goods, Inc., Dillard's, Inc., Dollar Tree, Inc., Foot Locker, Inc., Gap Inc., Kohl's Corporation, Lowe's Companies, Inc., Nordstrom, Inc., Ross Stores, Inc., Target Corporation, TJX Companies, Inc., Ulta Beauty, Inc. and Williams-Sonoma, Inc.

Item 6. [Reserved]

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to promote understanding of the results of operations and financial condition of the Company. MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the accompanying Notes to Financial Statements (Part II, Item 8 of this Form 10-K). This section generally discusses the results of operations for 2025 compared to 2024 and 2023. The discussion that follows includes a comparison of our results of operations and liquidity and capital resources for the fiscal years ended January 31, 2026 to February 1, 2025 and February 3, 2024. For a full discussion of changes from the fiscal year ended February 1, 2025 to the fiscal year ended February 3, 2024, refer to Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2025 (filed March 21, 2025). This section also contains forward-looking statements that reflect the Company's plans, estimates and beliefs. The Company's actual results could materially differ from those discussed in these forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those discussed below and elsewhere in this report, particularly in "Risk Factors" and "Forward-Looking Statements."

Fiscal 2025 Overview and Company Strategy

The Company completed its second year of the execution of its Bold New Chapter strategy, which is focused on the needs of our customer and is centered on an enhanced omni-channel shopping experience across all three of our nameplates. This strategy prioritizes improving the shopping environment and elevating the customer experience, while closing underproductive Macy's stores to focus resources and investments on its go-forward enterprise. During fiscal 2025, the Company continued to make progress on the three pillars within the Bold New Chapter strategy, as follows:

- Strengthen and Reimagine Macy's nameplate

    ◦ Reimagine 125 Locations: In early February 2025, we overlaid successful initiatives from the First 50 locations to an additional 75 stores for a total of 125 reimagined Macy's locations. The investments in the additional 75 stores have continued emphasis on customer experience, and build on learnings from the first year of our Bold New Chapter strategy. The Reimagine 125 locations outperformed the rest of the Macy's fleet in 2025. These locations are now better organized, easier to shop and have a more compelling visual presentation. Within each category we are driving higher interest and engagement through increased differentiation. We are carving out floor space to leverage new trends while maintaining a presence in existing categories and brands.

    ◦ Revitalize assortment: Our assortment matrix evolution continues to gain traction as we elevate our product curation to deliver a more compelling mix of newness and fashion. Our merchants continue to be focused on clarity of offering, enhanced variety and reduced redundancies. Our strong balance sheet, large addressable market and loyal customer base are attractive differentiators to brands and partners. Our off-price concept, Backstage, and digital Macy's Marketplace remained strong. Backstage and Marketplace fill white space in our assortments and help us maintain loyal customers seeking more price and brand variety.

    ◦ Customer Experience: We are supporting our omnichannel customer experience by investing in colleagues that includes rolling out enhanced education, a tiered approach to staffing and events and dedicated colleagues for specific merchandise areas. In addition, we are taking a more localized approach to enable store-level empowerment and deliver against distinct customer preferences in each of the markets we serve.Through these efforts, in 2025, Macy's delivered its best net promoter score on record.

- Accelerate luxury growth

    ◦ Bloomingdale's: Bloomingdale's achieved its highest owned-plus-licensed-plus-marketplace comparable sales growth in 14 quarters, sequential improvement in its net promoter score and its best holiday on record. From a category perspective, fragrance, women's contemporary, designer apparel and fine jewelry were standout contributors to this performance. We introduced several new brands that are already driving results including Totem, Christian Louboutin, Victoria Beckham Beauty, Skims, Messika and Vuori. These brands are inspiring existing customers, attracting new ones and further strengthening Bloomingdale's relevancy.

    ◦ Bluemercury: Bluemercury achieved its 20th consecutive quarter and sixth consecutive year of comparable sales growth. Results continued to be driven by expanded brand partnerships in dermatological skincare, color and fragrance including Skinceuticals, Dr Diamonds Metacine, Sisley Paris and Parfums De Marley.

- Simplify and modernize end-to-end operations

  ◦ Efforts to drive meaningful change for our customers, and operational and financial performance, continue to progress. We opened our new state-of-the-art fulfillment and store replenishment center, China Grove, which incorporates automation, robotics and artificial intelligence into our delivery ecosystem. The facility helps modernize and strengthen our supply chain and provides us the opportunity to increase accuracy and timeliness of deliveries and further reduce our delivery costs. Our end-to-end work gives us the ability to invest in our growth ambitions, while simplifying our business model.

Comparable sales highlights for 2025 versus 2024 related to components of the Bold New Chapter strategy are as follows:

- Macy's, Inc. comparable sales were up 1.5% on an owned-plus-licensed-plus-marketplace basis.

  ◦ Macy's, Inc. go-forward business comparable sales, inclusive of go-forward locations and digital across nameplates, were up 1.7% on an owned-plus-licensed-plus-marketplace basis.

- Company's nameplate highlights include:

  ◦ Macy's comparable sales were up 0.4% on an owned-plus-licensed-plus-marketplace basis. Macy's go-forward business comparable sales, inclusive of Macy's go-forward locations and digital, were up 0.6% on an owned-plus-licensed-plus-marketplace basis.

    - Reimagine 125 locations comparable sales, included within Macy's go-forward business comparable sales, were up 1.0% on an owned-plus-licensed-plus-marketplace basis.

  ◦ Bloomingdale's comparable sales were up 7.4% on an owned-plus-licensed-plus-marketplace basis.

  ◦ Bluemercury comparable sales were up 1.6%.

See pages <u>30</u> to <u>31</u> for reconciliations of non-GAAP financial measures to the most comparable U.S. generally accepted accounting principles ("GAAP") financial measures and other important information.

Analysis of Results of Operations

	2025			2024			2023		
	Amount	% to Net Sales	% to Total Revenue	Amount	% to Net Sales	% to Total Revenue	Amount	% to Net Sales	% to Total Revenue
	(dollars in millions, except per share figures)								
Net sales	$21,764			$22,293			$23,092		
Other revenue	857	3.9 %		713	3.2 %		774	3.4 %	
Total revenue	22,621			23,006			23,866		
Cost of sales	(13,497)	(62.0)%		(13,740)	(61.6)%		(14,224)	(61.6)%	
Selling, general and administrative expenses (SG&A)	(8,240)		(36.4)%	(8,330)		(36.2)%	(8,375)		(35.1)%
Gains on sale of real estate	48		0.2 %	144		0.6 %	61		0.3 %
Impairment, restructuring and other costs	(230)		(1.0)%	(171)		(0.7)%	(1,027)		(4.3)%
Interchange fee settlement, net	328		1.4 %	—		— %	—		— %
Operating income	$ 1,030		4.6 %	$ 909		4.0 %	$ 301		1.3 %
Net Income	$ 642			$ 582			$ 45		
Diluted earnings per share	$ 2.32			$ 2.07			$ 0.16		
Supplemental Financial Measure									
Gross margin	$ 8,267	38.0 %		$ 8,553	38.4 %		$ 8,868	38.4 %	
Digital sales as a percent of net sales	35 %			33 %			33 %		
Supplemental Non-GAAP Financial Measures									
Increase (decrease) in comparable sales on an owned-plus-licensed-plus-marketplace basis	1.5 %			(0.9)%			(6.0)%		
Adjusted diluted earnings per share	$ 2.32			$ 2.64			$ 3.28		
EBITDA	$ 1,873			$ 1,760			$ 1,075		
Adjusted EBITDA	$ 1,842			$ 1,977			$ 2,236		

See pages 30 to 31 for reconciliations of these non-GAAP financial measures to their most comparable GAAP financial measure and for other important information.

Comparison of 2025 and 2024

	2025	2024
Net sales	$ 21,764	$ 22,293
Change in comparable sales on an owned plus licensed plus marketplace basis	1.5 %	(0.9)%
Digital sales as a percent of net sales	35 %	33 %

Net sales for 2025 were down $529 million, or 2.4%, compared to 2024. The decline was mainly due to store closures at the end of fiscal year 2024, which contributed approximately $700 million of annual net sales in the prior year. Comparable sales on an owned-plus-licensed-plus-marketplace basis increased 1.5%.

	2025		2024	
	$	% to Net Sales	$	% to Net Sales
Credit card revenues, net	$ 669	3.1 %	$ 537	2.4 %
Macy's Media Network, net	188	0.9 %	176	0.8 %
Other revenue	$ 857	3.9 %	$ 713	3.2 %
Proprietary credit card sales penetration	40.1 %		41.6 %	

The increase in other revenues from 2024 to 2025 was driven by a $132 million, or 25% increase, in credit card revenues which continued to be driven by a strong credit portfolio. Macy Media Network grew $12 million, or 7% from 2024, driven by benefits from our Amazon ad partnership which started this year.

	2025	2024
Cost of sales	$ (13,497)	$ (13,740)
As a percent to net sales	62.0 %	61.6 %
Gross margin	$ 8,267	$ 8,553
As a percent to net sales	38.0 %	38.4 %

Gross margin rate decreased by 40 basis points from 2024 to 2025. The decline was driven by the impact of tariffs, net of the Company's tariff mitigation efforts.

	2025	2024
SG&A expenses	$ (8,240)	$ (8,330)
As a percent to total revenue	36.4 %	36.2 %

SG&A expenses decreased $90 million, or 1%, from 2024 to 2025 due to the net impact of the benefit of the 64 closed Macy's locations and ongoing expense savings initiatives, partially offset by investments in its go-forward business.

	2025	2024
Gains on sale of real estate	$ 48	$ 144

Asset sale gains in both 2025 and 2024 primarily reflect the monetization of non-go-forward store locations.

	2025	2024
Impairment, restructuring and other costs	$ (230)	$ (171)

The $230 million and $171 million of impairment, restructuring and other costs recognized in 2025 and 2024, respectively, primarily relate to actions that align with the Company's Bold New Chapter strategy. The primary costs consist of $160 million and $88 million non-cash asset impairment charges and $47 million and $44 million of restructuring charges recognized in 2025 and 2024, respectively. The impairment charges recognized in fiscal 2025 and 2024 primarily relate to non go-forward locations and the remaining amount is associated with corporate and other assets. The restructuring charges recognized in fiscal 2025 and 2024 are primarily related to employee termination and severance charges.

	2025	2024
Interchange fee settlement, net	$ 328	$ —

The $328 million of income recognized in 2025 relates to the settlement of agreements to resolve credit card interchange fee litigation matters, net of legal fees.

	2025	2024
Benefit plan income, net	$ 16	$ 16

The Company recorded non-cash net benefit plan income related to the Company's defined benefit plans. This income includes the net amount of interest cost, expected return on plan assets and amortization of prior service costs or credits and actuarial gains and losses. Benefit plan income remained flat from 2024 to 2025.

	2025	2024
Pension settlement charges	$ (67)	$ (46)

Pension settlement charges in 2025 were primarily related to the pro-rata recognition of net actuarial losses associated with the Company's defined benefit retirement plans as the result of lump sum distributions associated with retiree distribution elections.

	2025	2024
Net interest expense	$ (97)	$ (115)

The 16% decrease in net interest expense, excluding losses on extinguishment of debt, from 2024 to 2025 was primarily driven by a decrease in interest expense as a result of the reduction in average outstanding debt balances following debt repayment and refinancing transactions that occurred in fiscal 2024 and 2025, including transactions in the second quarter of 2025 that resulted in an approximate $340 million reduction in long-term debt.

	2025	2024
Effective tax rate	24.4 %	23.7 %
Federal income statutory rate	21 %	21 %

In 2025, income tax expense of $207 million, or 24.4% of pretax income, reflects a different effective tax rate as compared to the Company's federal income tax statutory rate of 21% driven primarily by the impact of state and local taxes. In 2024, income tax expense of $181 million, or 23.7% of pretax income, reflects a different effective tax rate as compared to the company's federal income tax statutory rate of 21% driven primarily by the impact of state and local taxes.

Liquidity and Capital Resources

The Company's principal sources of liquidity are cash from operations, cash on hand and the asset-based credit facility described below. Material contractual obligations arising in the normal course of business primarily consist of long-term debt and related interest payments, lease obligations, merchandise purchase obligations, retirement plan benefits and self-insurance reserves. See Notes 4, 6 and 9 to the Consolidated Financial Statements included in Item 8 of this Report for amounts outstanding on January 31, 2026, related to leases, debt and retirement plans, respectively. Merchandise purchase obligations represent future merchandise payables for inventory purchased from various suppliers through contractual arrangements and are expected to be funded through cash from operations.

We believe that our available cash, together with expected future cash generated from operations, the amount available under our credit facility and credit available in the market will be sufficient to satisfy our anticipated needs for working capital, capital expenditures and cash dividends for at least the next 12 months and the foreseeable future thereafter.

Capital Allocation

The Company's capital allocation goals include maintaining a healthy balance sheet and investment-grade credit metrics to be best-positioned for access to bank and capital market funding under all economic scenarios, followed by investing in the business through initiatives to drive long-term profitable growth and returning capital to shareholders through dividends and share repurchases.

The Company ended the year with a cash and cash equivalents balance of $1,246 million, a decrease from $1,306 million in 2024. Also, the Company is party to the ABL Credit Facility with certain financial institutions providing for a $2,100 million Revolving ABL Facility. As of January 31, 2026, borrowing capacity of the ABL Credit Facility was $1,957 million, which reflects a $143 million reduction due to standby letters of credit outstanding.

		2025	**2024**	**2023**
Net cash provided by operating activities	$	1,430 $	1,278 $	1,305
Net cash used by investing activities		(639)	(592)	(913)
Net cash used by financing activities		(852)	(413)	(220)

Operating Activities

Net cash provided by operating activities was $1,430 million in 2025 compared to $1,278 million in 2024. The increase was primarily driven by working capital changes.

The Company's future material contractual obligations and commitments as it relates to operating activities as of January 31, 2026 are approximately $6.0 billion of operating lease obligations primarily due after 2030 and $3.6 billion of other obligations, the majority consisting of merchandise purchase obligations due in less than one year. Note 4 and Note 14 to the Financial Statements provide additional information on operating leases and other obligations, respectively.

Investing Activities

The Company's 2025 capital expenditures were $740 million, mainly driven by digital and technology investments as well as omni-channel capabilities. The Company also opened 12 new stores in 2025 across nameplates and formats and continued to invest in its current stores. The net cash used by investing activities was offset by $107 million of net proceeds from the disposition of assets.

The Company expects capital expenditures to be approximately $800 million during 2026. The Company's spend will be primarily focused on initiatives that will continue to support the Bold New Chapter strategy, including digital and technology investments, investments in our remaining go-forward locations and omni-channel capabilities. These expenditures are expected to be financed with cash from operations and existing cash and cash equivalents. There can be no assurance that current expectations will be realized and plans are subject to change upon further review of capital expenditure needs or based on the current economic environment.

Financing Activities

Dividends

The Company paid dividends totaling $197 million in 2025 and $192 million in 2024. The Board of Directors declared regular quarterly dividends of 18.24 cents per share on the Company's common stock, paid on April 1, 2025, July 1, 2025, October 1, 2025 and January 2, 2026, to Macy's, Inc. shareholders of record at the close of business on March 14, 2025, June 13, 2025, September 15, 2025 and December 15, 2025, respectively.

On February 27, 2026, the Company's Board of Directors declared a regular quarterly dividend of 19.15 cents per share on its common stock, payable April 1, 2026, to shareholders of record at the close of business on March 13, 2026. Subsequent dividends will be subject to approval of the Board of Directors, which will depend on market and other conditions.

Stock Repurchases

On February 22, 2022, the Company announced that its Board of Directors authorized a new $2.0 billion share repurchase program, which does not have an expiration date. During 2025, the Company repurchased 17.7 million shares of its common stock at an average cost of $14.21 per share for $251 million. During 2024, the Company did not repurchase any shares of its common stock on the open market. As of January 31, 2026, $1.1 billion remained available under the authorization. Repurchases may be made from time to time in the open market or through privately negotiated transactions in accordance with applicable securities laws, including Rule 10b-18 under the Securities Exchange Act of 1934, on terms determined by the Company.

<u>Debt Transactions</u>

The Company completed the following debt transactions in 2025:

- On April 9, 2025, the Company, entered into an amendment to its ABL Credit Facility which reduced the asset-based credit facility from $3,000 million to $2,100 million, extended the maturity date to April 2030 and maintained similar collateral support, but reduced commercial letter of credit fees and unused facility fees. The Company had no outstanding borrowings under the ABL Credit Facility as of January 31, 2026 and February 1, 2025.

- On July 29, 2025, the Company completed three debt transactions:

    ◦ Issuance of $500 million aggregate principal amount of 7.375% senior unsecured notes due August 1, 2033. The Company used the net proceeds from the notes offering, together with cash on hand, to fund the tender offer and redemption described below,

    ◦ Redemption of $393 million aggregate principal amount of senior notes and debentures and

    ◦ Completion of a tender offer in which $251 million aggregate principal amount of senior notes and debentures were tendered for early settlement. The total cash cost for the tender offer was $255 million.

- On August 28, 2025, the Company redeemed $194 million aggregate principal amount of senior notes and debentures, related to the July 29, 2025 debt transactions.

The Company recognized $33 million of losses related to the extinguishment of debt on the Consolidated Statements of Income in 2025.

The Company completed the following debt transactions in 2024:

- On September 18, 2024, the Company completed a tender offer in which $221 million of certain senior notes and debentures were tendered for early settlement. The total cash cost for the tender offer was $225 million and was funded using cash on hand.

- The Company borrowed and repaid $301 million under the ABL Credit Facility in 2024.

At January 31, 2026, no notes or debentures contained provisions requiring acceleration of payment upon a debt rating downgrade. However, the terms of approximately $2,185 million in aggregate principal amount of the Company's senior notes outstanding at that date require the Company to offer to purchase such notes at a price equal to 101% of their principal amount plus accrued and unpaid interest if there is both a change of control (as defined in the applicable indenture) of the Company and the notes are rated by specified rating agencies at a level below investment grade.

The Company's future contractual obligations and commitments as it relates to financing activities as of January 31, 2026 are $2.4 billion of long-term debt obligations, $1.3 billion of related interest, $143 million of standby letters of credit and $19 million of finance lease obligations. Note 6 and Note 4 to the Financial Statements provide additional information on debt and finance leases, respectively.

As of January 31, 2026, the Company's credit rating and outlook were as described in the table below:

	Moody's	Standard & Poor's	Fitch
Long-term debt	Ba1	BB+	BBB-
Outlook	Stable	Stable	Stable

The Company may at any time and from time to time purchase, redeem, prepay, refinance, or otherwise retire any amount of outstanding indebtedness pursuant to the terms of such indebtedness, in open market or negotiated transactions, via tender offer or otherwise, including through the incurrence of new indebtedness, as the Company considers appropriate in light of market conditions and other relevant factors.

Guarantor Summarized Financial Information

The Company has senior unsecured notes and senior unsecured debentures (collectively the Unsecured Notes) outstanding with an aggregate principal amount of $2,441 million outstanding as of January 31, 2026, with maturities ranging from 2027 to 2043. The Unsecured Notes constitute debt obligations of Macy's Retail Holdings, LLC ("MRH", or "Subsidiary Issuer"), a 100%-owned subsidiary of Macy's, Inc. (Parent together with the Subsidiary Issuer are the Obligor Group), and are fully and unconditionally guaranteed on a senior unsecured basis by Parent. The Unsecured Notes rank equally in right of payment with all of the Company's existing and future senior unsecured obligations, senior to any of the Company's future subordinated indebtedness and are structurally subordinated to all existing and future obligations of each of the Company's subsidiaries that do not guarantee the Unsecured Notes. Holders of the Company's secured indebtedness, including any borrowings under the ABL Credit Facility, will have a priority claim on the assets that secure such secured indebtedness; therefore, the Unsecured Notes and the related guarantee are effectively subordinated to all of the Subsidiary Issuer's and Parent and their subsidiaries' existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness.

The following tables include combined financial information of the Obligor Group. Investments in subsidiaries of $7,016 million as of January 31, 2026 have been excluded from the Summarized Balance Sheets. Equity in the earnings of non-Guarantor subsidiaries of $1,761 million have been excluded from the Summarized Statement of Operations. The combined financial information of the Obligor Group is presented on a combined basis with intercompany balances and transactions within the Obligor Group eliminated.

Summarized Balance Sheet

	January 31, 2026
	(in millions)
ASSETS	
Current Assets	$ 1,033
Noncurrent Assets	5,357
LIABILITIES	
Current Liabilities	$ 1,741
Noncurrent Liabilities (a)	6,800

a)   Includes net amounts due to non-Guarantor subsidiaries of $2 million

Summarized Statement of Operations

	2025
	(in millions)
Net Sales	$ 1,098
Consignment commission income (a)	3,176
Other revenue	166
Cost of sales	(526)
Operating loss	(1,198)
Loss before income taxes (b)	(811)
Net loss	(435)

a)   Income pertains to transactions with ABL Borrower, a non-Guarantor subsidiary

b)   Includes $684 million of dividend income from non-Guarantor subsidiaries

Important Information Regarding Non-GAAP Financial Measures

The Company reports its financial results in accordance with U.S. generally accepted accounting principles ("GAAP"). However, management believes that certain non-GAAP financial measures provide users of the Company's financial information with additional useful information in evaluating operating performance. Management believes that providing earnings before interest, taxes, depreciation and amortization ("EBITDA") is a non-GAAP financial measure which the Company believes provides meaningful information about its operational efficiency by excluding the impact of changes in tax law and structure, debt levels and capital investment. In addition, management believes that excluding certain items that are not associated with the Company's core operations and that may vary substantially in frequency and magnitude from period-to-period from net income (loss), diluted earnings (loss) per share and EBITDA provide useful supplemental measures that assist in evaluating the Company's ability to generate earnings and leverage sales, respectively, and to more readily compare these metrics between past and future periods. Management also believes that EBITDA and Adjusted EBITDA are frequently used by investors and securities analysts in their evaluations of companies, and that such supplemental measures facilitate comparisons between companies that have different capital and financing structures and/or tax rates. The Company uses certain non-GAAP financial measures as performance measures for components of executive compensation.

Non-GAAP financial measures should be viewed as supplementing, and not as an alternative or substitute for, the Company's financial results prepared in accordance with GAAP. Certain of the items that may be excluded or included in non-GAAP financial measures may be significant items that could impact the Company's financial position, results of operations or cash flows and should therefore be considered in assessing the Company's actual and future financial condition and performance. The methods used by the Company to calculate its non-GAAP financial measures may differ significantly from methods used by other companies to compute similar measures. As a result, any non-GAAP financial measures presented herein may not be comparable to similar measures provided by other companies.

Adjusted Net Income and Adjusted Diluted Earnings Per Share

The following is a tabular reconciliation of the non-GAAP financial measures adjusted net income to GAAP net income and adjusted diluted earnings per share to GAAP diluted earnings per share, which the Company believes to be the most directly comparable GAAP measures.

	2025		2024		2023	
	Net Income	**Diluted Earnings Per Share**	**Net Income**	**Diluted Earnings Per Share**	**Net Income**	**Diluted Earnings Per Share**
	(millions, except per share data)					
As reported	$ 642	$ 2.32	$ 582	$ 2.07	$ 45	$ 0.16
Impairment, restructuring and other costs	230	0.83	171	0.61	1,027	3.69
Interchange fee settlement, net	(328)	(1.19)	—	—	—	—
Pension settlement charges	67	0.24	46	0.16	134	0.48
Losses on extinguishment of debt	33	0.12	1	—	—	—
Income tax impact of items identified above	(1)	—	(55)	(0.20)	(293)	(1.05)
As adjusted	$ 643	$ 2.32	$ 745	$ 2.64	$ 913	$ 3.28

EBITDA and Adjusted EBITDA

The following is a tabular reconciliation of the non-GAAP financial measure EBITDA and Adjusted EBITDA to GAAP net income, which the Company believes to be the most comparable GAAP measure.

	2025	2024	2023
	(millions)		
Net income	$ 642	$ 582	$ 45
Interest expense - net	97	115	135
Losses on extinguishment of debt	33	1	—
Federal, state and local income tax expense (benefit)	207	181	(2)
Depreciation and amortization	894	881	897
EBITDA	$ 1,873	$ 1,760	$ 1,075
Impairment, restructuring and other costs	230	171	1,027
Interchange fee settlement, net	(328)	—	—
Pension settlement charges	67	46	134
Adjusted EBITDA	$ 1,842	$ 1,977	$ 2,236

Critical Accounting Estimates

The preparation of our consolidated financial statements in accordance with U.S. GAAP requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates on historical experience and on assumptions that we believe to be reasonable, and we continue to review and evaluate these estimates. For further information on significant accounting policies, see discussion in Note 1 to the Consolidated Financial Statements included in Item 8 of this Report.

Long-Lived Asset Impairment and Restructuring Charges

The carrying values of long-lived assets, inclusive of right of use ("ROU") assets, are periodically reviewed by the Company whenever events or changes in circumstances indicate that the carrying value may not be recoverable, such as historical operating losses or plans to close stores before the end of their previously estimated useful lives. Additionally, on an annual basis, the recoverability of the carrying values of individual stores is evaluated. A potential impairment has occurred if projected future undiscounted cash flows are less than the carrying value of the assets. The estimate of cash flows includes management's assumptions of cash inflows and outflows directly resulting from the use of those assets in operations. When a potential impairment has occurred, an impairment write-down is recorded if the carrying value of the long-lived asset exceeds its fair value. In both fiscal 2025 and fiscal 2024, the Company determined impairment charges were necessary for certain of its long-lived assets as disclosed further in Note 3. If estimated cash flows significantly differ in the future, the Company may be required to record additional asset impairment write-downs.

If the Company commits to a plan to dispose of a long-lived asset before the end of its previously estimated useful life or changes its use of corporate assets, estimated cash flows are revised accordingly and the Company may be required to record an asset impairment charge. Additionally, related liabilities arise such as severance, contractual obligations and other accruals associated with store closings from decisions to dispose of assets. The Company estimates these liabilities based on the facts and circumstances in existence for each restructuring decision. The amounts the Company will ultimately realize or disburse could differ from the amounts assumed in arriving at the asset impairment and restructuring charge recorded.

Goodwill and Intangible Assets

The Company reviews the carrying value of its goodwill and other intangible assets with indefinite lives at least annually, as of the end of fiscal May, or more frequently if an event occurs or circumstances change, for possible impairment. For impairment testing, goodwill has been assigned to reporting units which consist of the Company's retail operating divisions. Macy's and Bluemercury are the only reporting units with goodwill as of January 31, 2026, and 98% of the Company's goodwill is allocated to the Macy's reporting unit.

The Company may elect to evaluate qualitative factors to determine if it is more likely than not that the fair value of a reporting unit or fair value of indefinite lived intangible assets is less than its carrying value. If the qualitative evaluation indicates that it is more likely than not that the fair value of a reporting unit or indefinite lived intangible asset is less than its carrying amount, a quantitative impairment test is required. Alternatively, the Company may bypass the qualitative assessment for a reporting unit or indefinite lived intangible asset and directly perform the quantitative assessment. This determination can be made on an individual reporting unit or asset basis, and performance of the qualitative assessment may resume in a subsequent period.

The quantitative impairment test involves estimating the fair value of each reporting unit and indefinite lived intangible asset and comparing these estimated fair values with the respective reporting unit or indefinite lived intangible asset carrying value. If the carrying value of a reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to such excess, limited to the total amount of goodwill allocated to the reporting unit. If the carrying value of an individual indefinite lived intangible asset exceeds its fair value, such individual indefinite lived intangible asset is written down by an amount equal to such excess.

Estimating the fair values of reporting units and indefinite lived intangible assets involves the use of significant assumptions, estimates and judgments with respect to a variety of factors, including projected sales, gross margin and SG&A expense rates, capital expenditures, cash flows and the selection and use of an appropriate discount rate and market values and multiples of earnings and revenues of similar public companies. Projected sales, gross margin and SG&A expense rate assumptions and capital expenditures are based on the Company's annual business plan or other forecasted results. Discount rates reflect market-based estimates of the risks associated with the projected cash flows of the reporting unit or indefinite lived intangible asset.

The use of different assumptions, estimates or judgments in the goodwill impairment testing process, including with respect to the estimated future cash flows of the Company's reporting units, the discount rate used to discount such estimated cash flows to their net present value and the reasonableness of the resultant implied control premium relative to the Company's market capitalization, could materially increase or decrease the fair value of the reporting unit and/or its net assets and, accordingly, could materially increase or decrease any related impairment charge.

For the Company's annual impairment assessment as of the end of fiscal May 2025 and 2024, the Company elected to perform a qualitative impairment test on its goodwill and intangible assets with indefinite lives and concluded that it is more likely than not that the fair values exceeded the carrying values and goodwill and intangible assets with indefinite lives were not impaired.

The Company continues to monitor the key inputs to the fair values of its reporting units. A decline in market capitalization or future declines in macroeconomic factors or business conditions may result in additional impairment charges in future periods.

Pension and Supplementary Retirement Plans

The Company has a funded defined benefit pension plan ("the Pension Plan") and an unfunded defined benefit supplementary retirement plan ("SERP"). The Company accounts for these plans in accordance with ASC Topic 715, Compensation - Retirement Benefits. Under ASC Topic 715, an employer recognizes the funded status of a defined benefit postretirement plan as an asset or liability on the balance sheet and recognizes changes in that funded status in the year in which the changes occur through comprehensive income (loss). Additionally, pension expense is generally recognized on an accrual basis over the average remaining lifetime of participants. The pension expense calculation is generally independent of funding decisions or requirements.

The Pension Protection Act of 2006 provides the funding requirements for the Pension Plan which are different from the employer's accounting for the plan as outlined in ASC Topic 715. No funding contributions were required, and the Company made no funding contributions to the Pension Plan in 2025 and 2024. As of the date of this report, the Company does not anticipate making funding contributions to the Pension Plan in 2026.

The calculation of pension expense and pension liabilities requires the use of a number of assumptions. Changes in these assumptions can result in different expense and liability amounts, and future actual experience may differ significantly from current expectations. The Company believes that the most critical assumptions relate to the long-term rate of return on plan assets (in the case of the Pension Plan) and the discount rate used to determine the present value of projected benefit obligations.

The Company's assumed annual long-term rate of return for the Pension Plan's assets was 5.50% for 2025 and 5.30% for 2024 and 2023 based on expected future returns on the portfolio of assets. As of January 31, 2026, the Company increased the assumed annual long-term rate of return for the Pension Plan's assets to 6.00% based on expected future returns on the portfolio of assets. The Company develops its expected long-term rate of return assumption by evaluating input from several professional advisors taking into account the asset allocation of the portfolio and long-term asset class return expectations, as well as long-term inflation assumptions. Pension expense increases or decreases as the expected rate of return on the assets of the Pension Plan decreases or increases, respectively. Lowering or raising the expected long-term rate of return assumption on the Pension Plan's assets by 0.25% would increase or decrease the estimated 2026 pension expense by approximately $5 million.

The Company discounted its future pension obligations using a weighted-average rate of 5.23% at January 31, 2026 and 5.52% at February 1, 2025 for the Pension Plan and 5.28% at January 31, 2026 and 5.54% at February 1, 2025 for the SERP. The discount rate used to determine the present value of the Pension Plan and SERP obligations is based on a yield curve constructed from a portfolio of high quality corporate debt securities with various maturities. Each year's expected future benefit payments are discounted to their present value at the appropriate yield curve rate, thereby generating the overall discount rate for Pension Plan and SERP obligations. As the discount rate is reduced or increased, the pension liability would increase or decrease, respectively, and future pension expense would decrease or increase, respectively. Lowering the discount rates by 0.25% would increase the projected benefit obligations at January 31, 2026 by approximately $29 million and would decrease estimated 2026 pension expense by approximately $1 million. Increasing the discount rates by 0.25% would decrease the projected benefit obligations at January 31, 2026 by approximately $28 million and would increase estimated 2026 pension expense by approximately $1 million.

The Company estimates the service and interest cost components of net periodic benefit costs for the Pension Plan and SERP. This method uses a full yield curve approach in the estimation of these components of net periodic benefit costs. Under this approach, the Company applies discounting using individual spot rates from the yield curve composed of the rates of return from a portfolio of high quality corporate debt securities available at the measurement date. These spot rates align to each of the projected benefit obligation and service cost cash flows.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk.

The Company is exposed to market risk from changes in interest rates that may adversely affect its financial position, results of operations and cash flows. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposures through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company does not use financial instruments for trading or other speculative purposes and is not a party to any leveraged financial instruments.

The Company is exposed to interest rate risk through its borrowing activities, which are described in Note 6, Financing, to the Consolidated Financial Statements and funding activities of its credit card portfolio, which are described in Note 2, Revenue, to the Consolidated Financial Statements. All of the Company's borrowings are under fixed rate instruments. However, the Company, from time to time, may use interest rate swap and interest rate cap agreements to help manage its exposure to interest rate movements and reduce borrowing costs. At January 31, 2026, the Company was not a party to any derivative financial instruments and based on the Company's lack of market risk sensitive instruments outstanding at January 31, 2026, the Company has determined that there was no material market risk exposure to the Company's consolidated financial position, results of operations or cash flows as of such date.

Item 8.   Financial Statements and Supplementary Data.

Information called for by this item is set forth in the Company's Consolidated Financial Statements and supplementary data contained in this report and is incorporated herein by this reference. Specific financial statements and supplementary data can be found at the pages listed in the following index:

INDEX

REPORT OF MANAGEMENT

To the Shareholders of Macy's, Inc.:

The integrity and consistency of the Consolidated Financial Statements of Macy's, Inc. and subsidiaries, which were prepared in accordance with accounting principles generally accepted in the United States of America, are the responsibility of management and properly include some amounts that are based upon estimates and judgments.

The Company maintains a system of internal accounting controls, which is supported by a program of internal audits with appropriate management follow-up action, to provide reasonable assurance, at appropriate cost, that the Company's assets are protected and transactions are properly recorded. Additionally, the integrity of the financial accounting system is based on careful selection and training of qualified personnel, organizational arrangements which provide for appropriate division of responsibilities and communication of established written policies and procedures.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f) and has issued Management's Report on Internal Control over Financial Reporting.

The Consolidated Financial Statements of the Company have been audited by KPMG LLP. Their report expresses their opinion as to the fair presentation, in all material respects, of the Consolidated Financial Statements and is based upon their independent audits.

The Audit Committee, composed solely of outside directors, meets periodically with KPMG LLP, the internal auditors and representatives of management to discuss auditing and financial reporting matters. In addition, KPMG LLP and the Company's internal auditors meet periodically with the Audit Committee without management representatives present and have free access to the Audit Committee at any time. The Audit Committee is responsible for recommending to the Board of Directors the engagement of the independent registered public accounting firm and the general oversight review of management's discharge of its responsibilities with respect to the matters referred to above.

Tony Spring
Chief Executive Officer, Chairman of the Board of Directors

Thomas J. Edwards
Chief Operating Officer and Chief Financial Officer

Paul Griscom
Senior Vice President, Controller

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Macy's, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Macy's, Inc. and subsidiaries (the Company) as of January 31, 2026 and February 1, 2025, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended January 31, 2026, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of January 31, 2026, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2026 and February 1, 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2026, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2026 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of audit evidence over merchandise inventories

As discussed in Note 1 to the consolidated financial statements, beginning in fiscal 2024 merchandise inventories are valued at the lower of cost or market using the last-in, first-out (LIFO) cost method. The Company's merchandise inventories were $4,412 as of January 31, 2026.

We identified the sufficiency of audit evidence over merchandise inventories as a critical audit matter. Subjective auditor judgment was required to evaluate the sufficiency of audit evidence obtained primarily due to the highly automated nature of the process to record merchandise inventories that involves interfacing significant volumes of data across multiple IT systems. IT professionals with specialized skills and knowledge were required to assess the Company's IT systems used in the merchandise inventories process.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over merchandise inventories, including IT systems. We evaluated the design and tested the operating effectiveness of certain internal controls related to the merchandise inventories process. We involved IT professionals with specialized skills and knowledge who assisted in identifying IT systems and testing certain IT dependent controls, application controls, general IT controls, and interface controls over the data transfers between systems used by the Company for tracking and recording merchandise inventories. On a sample basis, we tested certain inputs used in the tracking and recording of merchandise inventories by comparing inventory transactions to vendor invoices or cash payments. For a selection of locations, we performed inventory count procedures. We assessed the sufficiency of audit evidence obtained related to merchandise inventories by evaluating the cumulative results of procedures performed, including the appropriateness of the nature and extent of such evidence.

/s/ KPMG LLP

We have served as the Company's auditor since 1988.

Cincinnati, Ohio
March 27, 2026

MACY'S, INC.

CONSOLIDATED STATEMENTS OF INCOME
(millions, except per share data)

	2025	2024	2023
Net sales	$ 21,764	$ 22,293	$ 23,092
Other revenue	857	713	774
Total revenue	22,621	23,006	23,866
Cost of sales	(13,497)	(13,740)	(14,224)
Selling, general and administrative expenses	(8,240)	(8,330)	(8,375)
Gains on sale of real estate	48	144	61
Impairment, restructuring and other costs	(230)	(171)	(1,027)
Interchange fee settlement, net	328	—	—
Operating income	1,030	909	301
Benefit plan income, net	16	16	11
Pension settlement charges	(67)	(46)	(134)
Interest expense, net	(97)	(115)	(135)
Loss on extinguishment of debt	(33)	(1)	—
Income before income taxes	849	763	43
Federal, state and local income tax (expense) benefit	(207)	(181)	2
Net income	$ 642	$ 582	$ 45
Basic earnings per share	$ 2.37	$ 2.10	$ 0.16
Diluted earnings per share	$ 2.32	$ 2.07	$ 0.16

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(millions)

	2025		2024		2023	
Net income	$	642	$	582	$	45
Other comprehensive income, net of taxes:						
Net actuarial gain and prior service credit on post employment and postretirement benefit plans, net of tax effect of $2 million, $5 million and $7 million		6		12		19
Reclassifications to net income:						
Net actuarial loss and prior service cost on post employment and postretirement benefit plans, net of tax effect of $2 million, $1 million and $1 million		1		1		3
Settlement charges, net of tax effect of $17 million, $12 million and $34 million		50		34		100
Total other comprehensive income		57		47		122
Comprehensive income	$	699	$	629	$	167

The accompanying notes are an integral part of these Consolidated Financial Statements.

MACY'S, INC.

CONSOLIDATED BALANCE SHEETS

(millions)

	January 31, 2026		February 1, 2025	
ASSETS				
Current Assets:				
Cash and cash equivalents	$	1,246	$	1,306
Receivables		628		303
Merchandise inventories		4,412		4,468
Prepaid expenses and other current assets		387		385
Income taxes receivable		—		17
Total Current Assets		6,673		6,479
Property and Equipment – net		4,743		5,070
Right of Use Assets		2,136		2,243
Goodwill		828		828
Other Intangible Assets – net		420		425
Other Assets		1,438		1,357
Total Assets	$	16,238	$	16,402
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities:				
Short-term debt	$	—	$	6
Merchandise accounts payable		1,807		1,893
Accounts payable and accrued liabilities		2,615		2,625
Income taxes payable		71		—
Total Current Liabilities		4,493		4,524
Long-Term Debt		2,432		2,773
Long-Term Lease Liabilities		2,772		2,927
Deferred Income Taxes		805		724
Other Liabilities		876		902
Shareholders' Equity:				
Common stock (263.0 and 277.7 shares outstanding)		3		3
Additional paid-in capital		269		300
Accumulated equity		6,941		6,499
Treasury stock		(1,961)		(1,801)
Accumulated other comprehensive loss		(392)		(449)
Total Shareholders' Equity		4,860		4,552
Total Liabilities and Shareholders' Equity	$	16,238	$	16,402

The accompanying notes are an integral part of these Consolidated Financial Statements.

MACY'S, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(millions, except per share data)

	Common Stock (at par value)	Additional Paid-In Capital	Accumulated Equity	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at January 28, 2023	$ 3	$ 467	$ 6,226	$ (2,038)	$ (618)	$ 4,040
Net income			45			45
Other comprehensive income					122	122
Common stock dividends ($0.66 per share)		2	(183)			(181)
Stock repurchases				(38)		(38)
Stock-based compensation expense		47				47
Stock issued under stock plans		(164)		164		—
Balance at February 3, 2024	3	352	6,088	(1,912)	(496)	4,035
Net income			582			582
Other comprehensive income					47	47
Common stock dividends ($0.69 per share)		2	(194)			(192)
Stock repurchases				(1)		(1)
Stock-based compensation expense		58				58
Stock issued under stock plans		(112)		112		—
Cumulative-effect adjustment (a)			23			23
Balance at February 1, 2025	3	300	6,499	(1,801)	(449)	4,552
Net income			642			642
Other comprehensive income					57	57
Common stock dividends ($0.73 per share)		3	(200)			(197)
Stock repurchases				(253)		(253)
Stock-based compensation expense		59				59
Stock issued under stock plans		(93)		93		—
Balance at January 31, 2026	$ 3	$ 269	$ 6,941	$ (1,961)	$ (392)	$ 4,860

(a) Represents the cumulative-effect adjustment for the change in inventory valuation method.

The accompanying notes are an integral part of these Consolidated Financial Statements.

MACY'S, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions)

	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 642	$ 582	$ 45
Adjustments to reconcile net income to net cash provided by operating activities:			
Impairment, restructuring and other costs	230	171	1,027
Pension settlement charges	67	46	134
Depreciation and amortization	894	881	897
Benefit plans	2	2	4
Stock-based compensation expense	59	58	47
Gains on sale of real estate	(48)	(144)	(61)
Deferred income taxes	62	(52)	(244)
Amortization of financing costs and premium on acquired debt	8	11	10
Changes in assets and liabilities:			
(Increase) decrease in receivables	(325)	2	7
Decrease (increase) in merchandise inventories	51	(51)	(99)
(Increase) decrease in prepaid expenses and other current assets	(13)	11	18
Decrease in merchandise accounts payable	(74)	(11)	(113)
Decrease in accounts payable and accrued liabilities	(83)	(49)	(266)
Increase (decrease) in current income taxes	77	(69)	3
Change in other assets and liabilities	(119)	(110)	(104)
Net cash provided by operating activities	1,430	1,278	1,305
Cash flows from investing activities:			
Purchase of property and equipment	(373)	(518)	(631)
Capitalized software	(367)	(364)	(362)
Proceeds from disposition of assets, net	107	283	86
Other, net	(6)	7	(6)
Net cash used by investing activities	(639)	(592)	(913)
Cash flows from financing activities:			
Debt issued	500	301	961
Debt issuance costs	(13)	(1)	(1)
Debt repaid	(846)	(524)	(963)
Debt repurchase premium and expenses	(27)	1	—
Dividends paid	(197)	(192)	(181)
Increase (decrease) in outstanding checks	(19)	3	2
Acquisition of treasury stock	(250)	(1)	(38)
Net cash used by financing activities	(852)	(413)	(220)
Net (decrease) increase in cash, cash equivalents and restricted cash	(61)	273	172
Cash, cash equivalents and restricted cash beginning of period	1,310	1,037	865
Cash, cash equivalents and restricted cash end of period	$ 1,249	$ 1,310	$ 1,037
Supplemental cash flow information:			
Interest paid	$ 167	$ 155	$ 157
Interest received	42	40	38
Restricted cash, end of period	3	4	3

The accompanying notes are an integral part of these Consolidated Financial Statements.

1. Organization and Summary of Significant Accounting Policies

Nature of Operations

Macy's, Inc., together with its subsidiaries, is an omni-channel retail organization operating stores, websites and mobile applications under three brands (Macy's, Bloomingdale's and Bluemercury) that sell a wide range of merchandise, including apparel and accessories (men's, women's and kids'), cosmetics, home furnishings and other consumer goods. The Company has stores in 43 states, the District of Columbia, Puerto Rico and Guam. As of January 31, 2026, the Company's operations and operating segments were conducted through Macy's, Macy's Backstage, Macy's small format, Bloomingdale's, Bloomingdale's The Outlet, Bloomie's and Bluemercury, which are aggregated into one reporting segment. The metrics used by management to assess the performance of the Company's operating divisions include sales trends, gross margin rates, expense rates and rates of earnings before interest and taxes ("EBIT") and EBITDA. The Company's operating divisions have historically had similar economic characteristics and are expected to have similar economic characteristics and long-term financial performance in future periods.

Bloomingdale's in Dubai, United Arab Emirates and Al Zahra, Kuwait are operated under a license agreement with Al Tayer Insignia, a company of Al Tayer Group, LLC.

Fiscal Year

The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years 2025, 2024 and 2023 ended on January 31, 2026, February 1, 2025 and February 3, 2024, respectively. Fiscal years 2025 and 2024 included 52 weeks and fiscal year 2023 included 53 weeks. References to years in the Consolidated Financial Statements relate to fiscal years rather than calendar years.

Basis of Presentation

The Consolidated Financial Statements include the accounts of Macy's, Inc. and its 100%-owned subsidiaries.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are subject to inherent uncertainties that may result in actual amounts differing from reported amounts.

Reclassifications

Certain reclassifications were made to prior years' amounts to conform with the classifications of such amounts in the most recent years.

Net Sales

Revenue is recognized when customers obtain control of goods and services promised by the Company. The amount of revenue recognized is based on the amount that reflects the consideration that is expected to be received in exchange for those respective goods and services. See Note 2, Revenue, for further discussion of the Company's accounting policies for revenue from contracts with customers.

Cost of Sales

Cost of sales consists of the cost of merchandise, including inbound freight, shipping and handling costs and certain depreciation. An estimated allowance for future sales returns is recorded and cost of sales is adjusted accordingly.

Interchange Fee Settlement

In January 2026, the Company entered into settlement agreements to resolve credit card interchange fee litigation matters in which it was a plaintiff. As a result of these settlements, the Company recorded gains within the interchange fee settlement, net line item on the Consolidated Statements of Income of $328 million, net of legal fees. As of January 31, 2026, $328 million is included in receivables on the Consolidated Balance Sheets related to this matter.

Cash and Cash Equivalents

Cash and cash equivalents include cash and liquid investments with original maturities of three months or less. Cash and cash equivalents includes amounts due in respect of credit card sales transactions that are settled early in the following period in the amount of $102 million at January 31, 2026 and $109 million at February 1, 2025.

Investments

The Company from time to time invests in debt and equity securities, including those of companies engaged in complementary businesses. Debt and equity securities held by the Company are accounted for at fair value if classified as trading or available-for-sale. Unrealized holding gains and losses on trading securities and equity securities with a readily determinable fair value are recognized in the Consolidated Statements of Income. Equity securities without a readily determinable fair value are generally recorded at cost and subsequently adjusted, in net income, for observable price changes (i.e., prices in orderly transactions for the identical investment or similar investment of the same issuer).

Receivables

The Company and Citibank, the owner of most of the Company's credit assets, are party to a long-term marketing and servicing alliance pursuant to the terms of the Program Agreement. Income earned under the Program Agreement is treated as a component of other revenue on the Consolidated Statements of Income and recorded within receivables on the Consolidated Balance Sheets. Under the Program Agreement, Citibank offers proprietary and non-proprietary credit cards to the Company's customers. Receivables related to the Program Agreement were $66 million and $73 million as of January 31, 2026 and February 1, 2025, respectively.

Merchandise Inventories

On February 4, 2024, the Company changed its inventory valuation method. Previously, merchandise inventories were principally valued at lower of cost or market using the last-in, first-out ("LIFO") retail inventory method ("RIM"). Commencing in fiscal 2024, inventories are valued at the lower of cost or market using the LIFO cost method and as such are not directly comparable to the prior year. The LIFO cost method is preferable compared to LIFO RIM because it improves the cost accuracy and transparency of inventory at the unit level and better allows the organization to evaluate selling margin realized on each sale. Additionally, it is consistent with the practices of many other retailers, improving comparability. Reported results for periods prior to fiscal year 2024 have not been restated due to impracticability as the Company's systems did not capture historical period-specific information necessary to value the inventory under the cost method. The impact of the change in accounting method had an immaterial effect on the Consolidated Financial Statements as of February 4, 2024.

Under the LIFO cost method, the item-cost method is used to determine inventory cost before the application of any LIFO adjustment, as necessary. This method involves assigning costs to each item individually based on the actual purchase cost of that item. The Company continuously monitors whether the carrying cost of inventory exceeds its market value. Excess inventories may be disposed of through the normal course of business. The Company writes down the carrying value of inventories that are not expected to be sold at or above cost based on historical results. The application of the LIFO cost inventory method did not result in the recognition of any LIFO charges or credits affecting cost of sales for 2025 or 2024.

Prior to February 4, 2024, merchandise inventories were valued at LIFO RIM. Under this method, inventory is segregated into departments of merchandise having similar characteristics, and its cost value is derived from the current retail selling value. Inventory retail values were converted to a cost basis by applying specific average cost factors for each merchandise department. Cost factors represent the average cost-to-retail ratio for each merchandise department based on beginning inventory and the annual purchase activity. At February 3, 2024, merchandise inventories valued at LIFO, including adjustments as necessary to record inventory at the lower of cost or market, approximated the cost of such inventories using the first-in, first-out ("FIFO") retail inventory method. The application of the LIFO retail inventory method did not result in the recognition of any LIFO charges or credits affecting cost of sales for 2023.

Vendor Allowances

The Company receives certain allowances as reimbursement for markdowns taken and/or to support the gross margins earned in connection with the sales of merchandise. These allowances are recognized when earned. The Company also receives advertising allowances pursuant to cooperative advertising programs, with some vendors participating in multiple programs. These allowances represent reimbursements by vendors of costs incurred by the Company to promote the vendors' merchandise and are netted against advertising and promotional costs when the related costs are incurred. Advertising allowances in excess of costs incurred are recorded as a reduction of merchandise costs and, ultimately, through cost of sales when the merchandise is sold.

The arrangements pursuant to which the Company's vendors provide allowances, while binding, are generally one year or less in duration. The terms and conditions of these arrangements vary significantly from vendor to vendor and are influenced by, among other things, the type of merchandise to be supported.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Advertising

Advertising and promotional costs are generally expensed at first showing. Advertising and promotional costs and cooperative advertising allowances were as follows:

	2025	2024	2023
	(millions)		
Gross advertising and promotional costs	$ 1,115	$ 1,213	$ 1,210
Cooperative advertising allowances	114	111	103
Advertising and promotional costs, net of cooperative advertising allowances	$ 1,001	$ 1,102	$ 1,107
Net sales	$ 21,764	$ 22,293	$ 23,092
Advertising and promotional costs, net of cooperative advertising allowances, as a percent to net sales	4.6 %	4.9 %	4.8 %

Property and Equipment

Depreciation of owned properties is provided primarily on a straight-line basis over the estimated asset lives, which range from 15 to 50 years for buildings and building equipment and three to 15 years for fixtures and equipment. Real estate taxes and interest on construction in progress and land under development are capitalized. Amounts capitalized are amortized over the estimated lives of the related depreciable assets. The Company receives contributions from developers and merchandise vendors to fund building improvements and the construction of vendor shops. Such contributions are generally netted against the capital expenditures.

Buildings, fixtures and equipment on leased land and leasehold improvements are amortized on a straight-line basis over the shorter of their economic lives or the lease term, beginning on the date the asset is put into use.

The carrying value of long-lived assets, inclusive of ROU assets, is periodically reviewed by the Company whenever events or changes in circumstances indicate that a potential impairment has occurred. Refer to Note 3 herein for further detail. For long-lived assets held for use, a potential impairment has occurred if projected future undiscounted cash flows are less than the carrying value of the assets. The estimate of cash flows includes management's assumptions of cash inflows and outflows directly resulting from the use of those assets in operations. When a potential impairment has occurred, an impairment write-down is recorded if the carrying value of the long-lived asset exceeds its fair value. In both fiscal 2025 and fiscal 2024, the Company determined impairment charges were necessary for certain of its long-lived assets as disclosed further in Note 3. If estimated cash flows significantly differ in the future, the Company may be required to record additional asset impairment write-downs.

If the Company commits to a plan to dispose of a long-lived asset before the end of its previously estimated useful life, estimated cash flows and useful life are revised accordingly, and the Company may be required to record an asset impairment write-down. Additionally, related liabilities arise such as severance, contractual obligations and other accruals associated with store closings from decisions to dispose of assets. The Company estimates these liabilities based on the facts and circumstances in existence for each restructuring decision. The amounts the Company will ultimately realize or disburse could differ from the amounts assumed in arriving at the asset impairment and restructuring charge recorded.

The Company classifies certain long-lived assets as held for disposal by sale and ceases depreciation when the particular criteria for such classification are met, including the probable sale within one year. For long-lived assets to be disposed of by sale, an impairment charge is recorded if the carrying amount of the asset exceeds its fair value less costs to sell. Such valuations include estimations of fair values and incremental direct costs to transact a sale.

Leases

Operating lease liabilities are recognized at the lease commencement date based on the present value of the fixed lease payments using the Company's incremental borrowing rates for its population of leases. Related operating right of use ("ROU") assets are recognized based on the initial present value of the fixed lease payments, reduced by contributions from landlords, plus any prepaid rent and direct costs from executing the leases. ROU assets are tested for impairment in the same manner as long-lived assets. Certain of the Company's real estate leases have terms that extend for a significant number of years and provide for rental rates that increase, in which case the lease expense is recognized on a straight-line basis, or decrease over time. Lease terms include the noncancellable portion of the underlying leases along with any reasonably certain lease periods associated with available renewal periods, termination options and purchase options. Lease agreements with lease and non-lease components are combined as a single lease component for all classes of underlying assets.

Leases with an initial term of 12 months or less are not recorded on the balance sheet; the Company recognizes lease expense for these leases on a straight-line basis over the lease term. Variable lease payments are recognized as lease expense as they are incurred.

Goodwill and Other Intangible Assets

The carrying value of goodwill and other intangible assets with indefinite lives are reviewed at least annually for possible impairment. Goodwill and other intangible assets with indefinite lives have been assigned to reporting units for purposes of impairment testing. The reporting units are the Company's retail operating divisions. Goodwill and other intangible assets with indefinite lives are tested for impairment annually at the end of the fiscal month of May.

The Company evaluates qualitative factors to determine if it is more likely than not that the fair value of a reporting unit or other intangible assets with indefinite lives is less than its carrying value and whether it is necessary to perform the quantitative impairment test. If required, the Company performs a quantitative impairment test which involves a comparison of each reporting unit's or other intangible assets with indefinite lives' fair values to its carrying value. Estimating the fair values of the reporting units or other intangible assets with indefinite lives involves the use of significant assumptions, estimates and judgments with respect to a variety of factors, including sales, gross margin and SG&A expense rates, capital expenditures, cash flows and the selection and use of an appropriate discount rate and market values and multiples of earnings and revenues of similar public companies. The projected sales, gross margin and SG&A expense rate assumptions and capital expenditures are based on the Company's annual business plan or other forecasted results. Discount rates reflect market-based estimates of the risks associated with the projected cash flows of the reporting unit or indefinite lived intangible asset.

The estimates of fair value of reporting units or other intangible assets with indefinite lives are based on the best information available as of the date of the assessment. If the carrying value of a reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to such excess, limited to the total amount of goodwill allocated to the reporting unit. If the carrying value of an individual indefinite-lived intangible asset exceeds its fair value, such individual indefinite-lived intangible asset is written down by an amount equal to such excess.

Capitalized Software

The Company capitalizes purchased and internally-developed software as well as implementation costs associated with cloud computing arrangements and amortizes such costs to expense on a straight-line basis generally over four to five years. Capitalized software is included in other assets on the Consolidated Balance Sheets.

Gift Cards

The Company only offers no-fee, non-expiring gift cards to its customers. At the time gift cards are sold or issued, no revenue is recognized; rather, the Company records an accrued liability to customers. The liability is relieved and revenue is recognized equal to the amount redeemed for merchandise. The Company records revenue from unredeemed gift cards (breakage) in net sales on a pro-rata basis over the time period gift cards are actually redeemed. At least three years of historical data, updated annually, is used to determine actual redemption patterns. The Company records breakage income within net sales on the Consolidated Statements of Income.

Loyalty Programs

The Company maintains customer loyalty programs in which customers earn points based on their purchases. Under the Macy's Star Rewards loyalty program, points are earned based on customers' spending on Macy's private label and co-branded credit cards as well as non-proprietary cards and other forms of tender. The Company's Bloomingdale's Loyallist and Bluemercury BlueRewards programs provide tender neutral points-based programs to their customers. The Company recognizes the estimated net amount of the rewards that will be earned and redeemed as a reduction to net sales at the time of the initial transaction and as tender when the points are subsequently redeemed by a customer.

Self-Insurance Reserves

The Company, through its insurance subsidiary, is self-insured for workers compensation and general liability claims up to certain maximum liability amounts. Although the amounts accrued are actuarially determined based on analysis of historical trends of losses, settlements, litigation costs and other factors, the amounts the Company will ultimately disburse could differ from such accrued amounts.

Post-Employment Obligations

The Company, through its actuaries, utilizes assumptions when estimating the liabilities for pension and other employee benefit plans. These assumptions, where applicable, include the discount rates used to determine the actuarial present value of projected benefit obligations, the rate of increase in future compensation levels, mortality rates and the long-term rate of return on assets. The Company measures post-employment assets and obligations using the month-end that is closest to the Company's fiscal year-end or an interim period quarter-end if a plan is determined to qualify for a remeasurement. The benefit expense is generally recognized in the Consolidated Financial Statements on an accrual basis over the average remaining lifetime of participants, and the accrued benefits are reported in other assets, accounts payable and accrued liabilities and other liabilities on the Consolidated Balance Sheets, as appropriate.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and net operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the Consolidated Statements of Income in the period that includes the enactment date. Deferred income tax assets are reduced by a valuation allowance when it is more likely than not that some portion of the deferred income tax assets will not be realized.

The Company records a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken. The Company classifies accrued interest expense and penalties relating to income tax in the Consolidated Statements of Income as income tax expense.

Stock Based Compensation

The Company records stock-based compensation expense for awards that include share-based payments to employees, including grants of employee stock options and restricted stock units, in accordance with their fair values. The Company determines the appropriate fair value model to be used for valuing share-based payments and the amortization method for compensation cost based on nature of the award.

Comprehensive Income

Total comprehensive income represents the change in equity during a period from sources other than transactions with shareholders and, as such, includes net income. For the Company, the only other components of total comprehensive income for 2025, 2024 and 2023 relate to post employment and postretirement plan items. Settlement charges incurred are included as a separate component of income before income taxes in the Consolidated Statements of Income. Amortization reclassifications out of accumulated other comprehensive loss are included in the computation of net periodic benefit cost and are included in benefit plan income, net on the Consolidated Statements of Income.

Recent Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"). The amendments in this update enhance the transparency and decision usefulness of income tax disclosures, primarily through improvements to the rate reconciliation and income taxes paid information, specifically requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation, and (2) income taxes paid disaggregation by jurisdiction. These amendments allow investors to better assess how an entity's operations and related tax risks and tax planning and operational opportunities affects its income tax rate and prospects for future cash flows. ASU 2023-09 is effective for the Company beginning in the fiscal year ending January 31, 2026. The Company adopted ASU 2023-09 in the fourth quarter of 2025 retrospectively. See Note 8, Taxes, in the notes to the Consolidated Financial Statements.

In November 2024, the FASB issued ASU 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)" ("ASU 2024-03"). The amendments in this update enhance disclosures about a public business entity's expenses and provide more detailed information about the types of expenses included in certain expense captions in the Consolidated Financial Statements. ASU 2024-03 is effective for the Company beginning in the fiscal year ending January 29, 2028. The Company is currently evaluating the impacts of the adoption of ASU 2024-03 on the notes to the Consolidated Financial Statements.

In July 2025, the FASB issued ASU 2025-05, "Financial Instruments—Credit Losses (Topic 326): Measurements of Credit Losses for Accounts Receivable and Contract Assets" ("ASU 2025-05"). The amendments in this update provide a practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under FASB Accounting Standards Codification 606. Under ASU 2025-05, an entity is required to disclose whether it has elected to use the practical expedient. An entity that makes the accounting policy election is required to disclose the date through which subsequent cash collections are evaluated. ASU 2025-05 is effective for the Company beginning in the fiscal year ending January 30, 2027. The Company is currently evaluating the impacts of the adoption of ASU 2025-05 on the Consolidated Financial Statements.

In September 2025, the FASB issued ASU 2025-06, "Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software" ("ASU 2025-06"). The update amends certain aspects of the accounting and disclosure of software costs under Accounting Standards Codification ("ASC") 350-40, "Internal-Use Software" ("ASC 350-40"). The amendments also supersede the guidance on web site development costs in ASC 350-50 and relocate that guidance, along with recognition requirements for development costs specific to web sites, to ASC 350-40. ASU 2025-06 is effective for the Company beginning in the fiscal year ending January 29, 2028. The Company is currently evaluating the impacts of the adoption of ASU 2025-06 on the Consolidated Financial Statements.

2. Revenue

Net sales

Net sales, which mainly consists of retail sales but also includes merchandise returns, gift cards and loyalty programs, represented 96% of total revenue for 2025, and 97% of total revenue for both 2024 and 2023. Other revenue generating activities consist of credit card revenues as well as Macy's Media Network.

Net sales by family of business	2025	2024	2023
	(millions)		
Women's Accessories, Shoes, Cosmetics and Fragrances	$ 9,128	$ 9,333	$ 9,520
Women's Apparel	4,764	4,826	4,861
Men's and Kids'	4,659	4,753	4,918
Home/Other (a)	3,213	3,381	3,793
Total Net Sales	21,764	22,293	23,092
Credit card revenues, net	669	537	619
Macy's Media Network revenue, net (b)	188	176	155
Other Revenue	857	713	774
Total Revenue	$ 22,621	$ 23,006	$ 23,866

(a)   Other primarily includes restaurant sales, allowance for merchandise returns adjustments and breakage income from unredeemed gift cards.

(b)   Macy's Media Network ("MMN") is an in-house media platform supporting both Macy's and Bloomingdale's customers through a broad variety of advertising formats running both on owned and operated platforms as well as offsite.

Macy's accounted for approximately 84%, 85% and 86% of the Company's net sales for 2025, 2024 and 2023, respectively. In addition, digital sales accounted for approximately 35% of net sales in 2025, and 33% of net sales for both 2024 and 2023.

Retail Sales

Retail sales include merchandise sales, inclusive of delivery income, licensed department income, Marketplace income, sales of private brand goods directly to third party retailers and sales of excess inventory to third parties. Sales of merchandise are recorded at point of sale for in-store purchases or at the time of shipment to the customer for digital purchases and are reported net of estimated merchandise returns and certain customer incentives. Commissions earned on sales generated by licensed departments are included as a component of total net sales and are recognized as revenue at the time merchandise is sold to customers. Service revenues (e.g., alteration and cosmetic services) are recorded at the time the customer receives the benefit of the service. The Company has elected to present sales taxes on a net basis and, as such, sales taxes are included in accounts payable and accrued liabilities until remitted to the taxing authorities.

Merchandise Returns

The Company estimates merchandise returns using historical data and recognizes an allowance that reduces net sales and cost of sales. The liability for merchandise returns is included in accounts payable and accrued liabilities on the Company's Consolidated Balance Sheets and was $128 million as of January 31, 2026 and $114 million as of February 1, 2025. Included in prepaid expenses and other current assets is an asset totaling $81 million as of January 31, 2026 and $72 million as of February 1, 2025, for the recoverable cost of merchandise estimated to be returned by customers.

Gift Cards and Customer Loyalty Programs

The liability for unredeemed gift cards and customer loyalty programs is included in accounts payable and accrued liabilities on the Company's Consolidated Balance Sheets and was $349 million as of January 31, 2026, and $353 million as of February 1, 2025. Changes in the liability for unredeemed gift cards and customer loyalty programs are as follows:

	2025		2024		2023
	(millions)				
Balance, beginning of year	$	353	$ 384	$	399
Liabilities issued but not redeemed (a)		245	287		326
Revenue recognized from beginning liability		(249)	(318)		(341)
Balance, end of year	$	349	$ 353	$	384

(a)   Net of estimated breakage income.

Credit Card Revenues, net

In 2005, in connection with the sale of most of the Company's credit card accounts and related receivable balances to Citibank, the Company and Citibank entered into a long-term marketing and servicing alliance pursuant to the terms of a Credit Card Program Agreement ("Credit Card Program"). On December 13, 2021, the Company entered into the sixth amendment to its amended and restated Credit Card Program with Citibank (the "Program Agreement"), which did not materially change the Program's financial structure. As part of the Program Agreement, the Company receives payments for providing a combination of interrelated services and intellectual property to Citibank in support of the underlying Credit Card Program. Revenue based on the spending activity of the underlying accounts is recognized as the respective card purchases occur and the Company's profit share is recognized based on the performance of the underlying portfolio. Revenue associated with the establishment of new credit accounts and assisting in the receipt of payments for existing accounts is recognized as such activities occur. Credit card revenues include finance charges, late fees and other revenue generated by the Company's Credit Card Program, net of fraud losses and expenses associated with establishing new accounts, credit card funding costs and bad debt reserves and are a component of other revenue on the consolidated statements of income.

The Program Agreement expires March 31, 2030, subject to an additional renewal term of three years. The Program Agreement provides for, among other things, (i) the ownership by Citibank of the accounts purchased by Citibank, (ii) the ownership by Citibank of new accounts opened by the Company's customers, (iii) the provision of credit by Citibank to the holders of the credit cards associated with the foregoing accounts, (iv) the servicing of the foregoing accounts and (v) the allocation between Citibank and the Company of the economic benefits and burdens associated with the foregoing and other aspects of the alliance. Pursuant to the Program Agreement, the Company continues to provide certain servicing functions related to the accounts and related receivables owned by Citibank and receives compensation from Citibank for these services. The amounts earned under the Program Agreement related to the servicing functions are deemed adequate compensation and, accordingly, no servicing asset or liability has been recorded on the Consolidated Balance Sheets.

The Company's credit card revenues, net were $669 million, $537 million and $619 million for 2025, 2024 and 2023, respectively. Amounts received under the Program Agreement were $763 million, $630 million and $722 million for 2025, 2024 and 2023, respectively.

3. **Impairment, Restructuring and Other Costs (Benefits)**

Impairment, restructuring and other costs (benefits) consist of the following:

	2025	2024	2023
	(millions)		
Asset Impairments	$ 160	$ 88	$ 957
Restructuring	47	44	55
Other	23	39	15
	$ 230	$ 171	$ 1,027

On February 27, 2024, the Company announced its new strategy, Bold New Chapter, which is designed to return the Company to enterprise growth, unlock shareholder value and better serve its customers. The $230 million, $171 million and $1,027 million of impairment, restructuring and other costs, recognized in fiscal years 2025, 2024 and 2023 primarily relate to actions that align with Bold New Chapter. The $160 million, $88 million and $957 million of non-cash asset impairment charges recognized in fiscal 2025, 2024 and 2023, respectively, primarily related to locations planned for closure as part of the Bold New Chapter strategy, which is inclusive of both leased and owned locations, and the remaining amount is associated with corporate and other assets.

A summary of the restructuring liability and cash activity from the Company's Bold New Chapter strategy in 2025 and 2024, which are included within accounts payable and accrued liabilities, is as follows:

	Restructuring
Balance at February 3, 2024	$ 46
Additions charged to expense	44
Cash payments	(59)
Balance at February 1, 2025	31
Additions charged to expense	47
Cash payments	(37)
Balance at January 31, 2026	$ 41

4. **Properties and Leases**

Property and Equipment, net

The major classes of property and equipment, net as of January 31, 2026 and February 1, 2025 are as follows:

	January 31, 2026	February 1, 2025
	(millions)	
Land	$ 1,134	$ 1,168
Buildings on owned land	3,148	3,134
Buildings on leased land and leasehold improvements	1,331	1,334
Fixtures and equipment	3,385	3,611
	8,998	9,247
Less accumulated depreciation and amortization	4,255	4,177
	$ 4,743	$ 5,070

In connection with various shopping center agreements, the Company is obligated to operate certain stores within the centers for periods of up to 15 years. Some of these agreements require that the stores be operated under a particular name.

Leases

The Company leases a portion of the real estate and personal property used in its operations. Most leases require the Company to pay real estate taxes, maintenance, insurance and other similar costs; some also require additional payments based on percentages of sales and some contain purchase options. Certain of the Company's leases contain covenants that restrict the ability of the tenant (typically a subsidiary of the Company) to take specified actions (including the payment of dividends or other amounts on account of its capital stock) unless the tenant satisfies certain financial tests.

ROU assets and lease liabilities consist of:

	Classification	January 31, 2026		February 1, 2025	
		(millions)			
Assets					
Finance lease assets (a)	Right of Use Assets	$	9	$	10
Operating lease assets (b)	Right of Use Assets		2,127		2,233
Total lease assets		$	2,136	$	2,243
Liabilities					
Current					
Finance (a)	Accounts payable and accrued liabilities	$	2	$	2
Operating (b)	Accounts payable and accrued liabilities		361		365
Noncurrent					
Finance (a)	Long-Term Lease Liabilities		11		13
Operating (b)	Long-Term Lease Liabilities		2,761		2,914
Total lease liabilities		$	3,135	$	3,294

(a) Finance lease assets are recorded net of accumulated amortization of $12 million and $11 million as of January 31, 2026 and February 1, 2025, respectively. As of both January 31, 2026 and February 1, 2025, finance lease assets included $1 million and noncurrent lease liabilities included $1 million of non-lease components.

(b) As of January 31, 2026, operating lease assets included $315 million of non-lease components and current and noncurrent lease liabilities included $36 million and $355 million, respectively, of non-lease components. As of February 1, 2025, operating lease assets included $317 million of non-lease components and current and noncurrent lease liabilities included $36 million and $356 million, respectively, of non-lease components.

The components of net lease expense, recognized primarily within selling, general and administrative expenses are disclosed below. For 2025, 2024 and 2023, lease expense included $87 million, $89 million and $84 million, respectively, related to non-lease components.

	2025		2024		2023	
	(millions)					
Real estate						
Operating leases (c) –						
Minimum rents	$	361	$	375	$	372
Variable rents		64		63		55
		425		438		427
Less income from subleases –						
Operating leases (d)		(54)		(50)		(46)
	$	371	$	388	$	381
Personal property – Operating leases	$	5	$	5	$	6

(c)   Certain supply chain operating lease expense amounts are included in cost of sales.

(d)   Represents sublease income from certain corporate office locations.

As of January 31, 2026, the maturity of lease liabilities is as follows:

	Finance Leases	Operating Leases (e and f)	Total
		(millions)	
Fiscal year			
2026	$ 3	$ 393	$ 396
2027	3	374	377
2028	2	357	359
2029	2	326	328
2030	1	322	323
After 2030	8	4,223	4,231
Total undiscounted lease payments	19	5,995	6,014
Less amount representing interest	6	2,873	2,879
Total lease liabilities	$ 13	$ 3,122	$ 3,135

(e)   Operating lease payments include $2,396 million related to options to extend lease terms that are reasonably certain of being exercised and exclude $14 million of legally binding minimum lease payments for leases signed but not yet commenced.

(f)   Operating lease payments include $968 million related to non-lease component payments, with $668 million of such payments related to options to extend lease terms that are reasonably certain of being exercised.

Additional supplemental information regarding assumptions and cash flows for operating and finance leases is as follows:

Lease Term and Discount Rate	January 31, 2026	February 1, 2025
Weighted-average remaining lease term (years)		
Finance leases	10.2	10.8
Operating leases	19.3	19.6
Weighted-average discount rate		
Finance leases	7.12 %	7.15 %
Operating leases	6.83 %	6.80 %

Other Information	52 Weeks Ended January 31, 2026	52 Weeks Ended February 1, 2025
	(millions)	
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows used from operating leases	$ 399	$ 362
Financing cash flows used from financing leases	3	3
Leased assets obtained in exchange for new operating lease liabilities	48	117

The Company is a guarantor with respect to certain lease obligations associated with The May Department Stores Company and previously disposed subsidiaries or businesses. The leases have future minimum lease payments aggregating approximately $147 million and are offset by payments from existing tenants and subtenants. In addition, the Company is contingently liable for other expenses related to the above leases, such as property taxes and common area maintenance, which are also payable by existing tenants and subtenants. Potential liabilities related to these guarantees are subject to certain defenses by the Company. The Company believes that the risk of significant loss from the guarantees of these lease obligations is remote.

5.   **Goodwill and Other Intangible Assets**

The following summarizes the Company's goodwill and other intangible assets:

		January 31, 2026		February 1, 2025
		(millions)		
Non-amortizing intangible assets				
Goodwill	$	9,290	$	9,290
Accumulated impairment losses		(8,462)		(8,462)
		828		828
Tradenames		376		376
	$	1,204	$	1,204
Amortizing intangible assets				
Favorable leases and other contractual assets	$	5	$	5
Tradenames		70		70
		75		75
Accumulated amortization				
Favorable leases and other contractual assets		(2)		(2)
Tradenames		(29)		(24)
		(31)		(26)
	$	44	$	49
Capitalized software				
Gross balance	$	1,602	$	1,431
Accumulated amortization		(785)		(629)
	$	817	$	802

For the Company's annual impairment assessment as of the end of fiscal May 2025 and 2024, the Company elected to perform a qualitative impairment test on its goodwill and intangible assets with indefinite lives and concluded that it is more likely than not that the fair values exceeded the carrying values and therefore goodwill and intangible assets with indefinite lives were not impaired.

Finite lived tradenames are being amortized over their respective useful lives ranging from 10 years to 20 years. Favorable lease intangible assets and other contractual assets are being amortized over their respective lease or contract terms.

Other contractual assets and tradenames amortization expense amounted to $5 million for each of 2025 and 2024 and $2 million for 2023. Capitalized software amortization expense amounted to $351 million for 2025, $310 million for 2024 and $269 million for 2023.

Future estimated amortization expense for assets, excluding in-process capitalized software of $116 million not yet placed in service as of January 31, 2026, is shown below:

		Amortizing intangible assets		Capitalized Software
		(millions)		
Fiscal year				
2026	$	5	$	315
2027		5		213
2028		5		128
2029		5		44
2030		5		1

6.   Financing

The Company's debt is as follows:

	January 31, 2026		February 1, 2025	
	(millions)			
Short-term debt:				
7.60% Senior debentures due 2025	$	—	$	6
	$	—	$	6
Long-term debt:				
6.79% Senior debentures due 2027	$	34	$	61
6.70% Senior debentures due 2028		—		28
7.00% Senior debentures due 2028		—		94
6.70% Senior exchanged debentures due 2028		—		54
8.75% Senior exchanged debentures due 2029		—		13
6.90% Senior debentures due 2029		—		72
5.875% Senior notes due 2029		—		326
5.875% Senior notes due 2030		201		425
7.875% Senior exchanged debentures due 2030		5		5
7.875% Senior debentures due 2030		5		5
6.90% Senior debentures due 2032		12		12
6.90% Senior exchanged debentures due 2032		1		1
6.125% Senior notes due 2032		425		425
7.875% Senior notes due 2033		500		—
4.50% Senior notes due 2034		367		367
6.70% Senior exchanged debentures due 2034		181		181
6.70% Senior debentures due 2034		18		18
6.375% Senior notes due 2037		192		192
5.125% Senior notes due 2042		250		250
4.30% Senior notes due 2043		250		250
Unamortized debt issue costs and discount		(19)		(20)
Premium on acquired debt, using an effective interest yield of 6.021% to 7.654%		10		14
	$	2,432	$	2,773

Interest expense and losses on extinguishment of debt are as follows:

	2025		2024		2023	
	(millions)					
Interest on debt	$	160	$	178	$	187
Amortization of debt premium		(2)		(2)		(2)
Amortization of financing costs and debt discount		8		12		12
Interest on finance leases		1		1		1
		167		188		198
Less interest capitalized on construction		28		30		28
Interest expense	$	139	$	158	$	170
Losses on extinguishment of debt	$	33	$	1	$	—

Debt Obligations

ABL Credit Facility

On April 9, 2025, Macy's Inventory Funding LLC (the "ABL Borrower"), an indirect subsidiary of the Company, and Macy's Inventory Holdings LLC (the "ABL Parent"), a direct subsidiary of the Company and the direct parent of the ABL Borrower, entered into an amendment (the "Amendment") to the credit agreement governing the existing $3,000 million asset-based credit facility (the "Existing ABL Credit Facility"), which was set to expire in March 2027. The Amendment reduced the asset-based credit facility to $2,100 million (the "Amended & Extended ABL Credit Facility") and extended the maturity date to April 2030. The Amendment therefore provides the Company with access to $2,100 million of committed liquidity for the next five years. The ABL Borrower may request increases in the size of the Amended & Extended ABL Credit Facility up to an additional aggregate principal amount of $1,750 million. The Amended & Extended ABL Credit Facility replaces the Existing ABL Credit Facility, with similar collateral support, but reduced commercial letter of credit fees and unused facility fees.

The Amended & Extended ABL Credit Facility is secured on a first priority basis (subject to customary exceptions) by (i) all assets of the ABL Borrower including all such inventory and the proceeds thereof and (ii) the equity of the ABL Borrower. The ABL Parent guarantees the ABL Borrower's obligations under the Amended & Extended ABL Credit Facility.

The Amended & Extended ABL Credit Facility contains customary borrowing conditions including a borrowing base equal to the sum of (i) 90% of the net orderly liquidation percentage of eligible inventory, minus (ii) customary reserves. Amounts borrowed under the Amended & Extended ABL Credit Facility are subject to interest at a rate per annum equal to, at the ABL Borrower's option, either (i) adjusted SOFR (calculated to include a 0.10% credit adjustment spread) plus a margin of 1.25% to 1.50% or (ii) a base rate plus a margin of 0.25% to 0.50%, in each case depending on revolving line utilization. The Amended & Extended ABL Credit Facility also contains customary covenants that provide for, among other things, limitations on indebtedness, liens, fundamental changes, restricted payments and prepayment of certain indebtedness as well as customary representations and warranties and events of default typical for credit facilities of this type.

The Amended & Extended ABL Credit Facility also requires Macy's, Inc. and its restricted subsidiaries to maintain a fixed charge coverage ratio of at least 1.00 to 1.00 as of the end of any fiscal quarter if Availability plus Suppressed Availability (each as defined in the Amended & Extended ABL Credit Facility) is less than the greater of (a) 10% of the Loan Cap (as defined in the Amended & Extended ABL Credit Facility) and (b) $175 million, in each case, as of the end of such fiscal quarter.

The Company did not make any borrowings or repayments under its revolving credit facility during 2025. The Company borrowed and repaid $301 million of debt under its revolving credit facility during 2024. As of January 31, 2026 and February 1, 2025, there were no outstanding borrowings under the agreement.

Senior Notes and Debentures

The senior notes and the senior debentures are unsecured obligations of a 100%-owned subsidiary of Macy's, Inc. and Macy's Inc. has fully and unconditionally guaranteed these obligations.

Other Financing Arrangements

There were $143 million and $144 million of other standby letters of credit outstanding as of January 31, 2026 and February 1, 2025, respectively, which reduced the available borrowing capacity to $1,957 million and $2,856 million, respectively.

2025 Debt Financing Activities

On July 29, 2025, Macy's Retail Holdings, LLC ("MRH"), a wholly owned subsidiary of Macy's, Inc., completed an offering of $500 million in aggregate principal amount of 7.375% senior notes due 2033 (the "2033 Notes") in a private offering (the "Notes Offering"). The 2033 Notes mature on August 1, 2033. The 2033 Notes are senior unsecured obligations of MRH and are unconditionally guaranteed on a senior unsecured basis by Macy's, Inc. MRH used the net proceeds from the Notes Offering, together with cash on hand, to (i) fund a tender offer for certain outstanding senior notes and debentures, (ii) redeem approximately $587 million of certain other outstanding senior notes and debentures and (iii) pay fees, premiums and expenses in connection with the Notes Offering, tender offer and redemption.

On July 29, 2025, the Company completed a tender offer in which $251 million aggregate principal amount of certain senior notes and debentures were tendered for early settlement and purchased by MRH for a total cash cost of $255 million.

On July 29, 2025, the Company redeemed $393 million aggregate principal amount of certain senior notes and debentures due in 2028 and 2029. In addition, on August 28, 2025, the Company redeemed $194 million aggregate principal amount of senior debentures due in 2028 and 2029. The Company redeemed a total of $587 million of senior notes and debentures in connection with the transactions.

The Company recognized a $33 million loss related to the extinguishment of debt on the Consolidated Statements of Income during 2025 as a result of the transactions above.

2024 Debt Financing Activities

On September 18, 2024, MRH, a direct, wholly owned subsidiary of Macy's, Inc., completed a tender offer in which $221 million aggregate principal amount of certain senior notes and debentures were tendered for early settlement and purchased by MRH. The total cash cost for the tender offer was $225 million and was funded using cash on hand. The Company recognized $1 million of losses on extinguishment of debt on the Consolidated Statements of Income during the third quarter of 2024.

Long-Term Debt Maturities

Future maturities of long-term debt are shown below:

	(millions)
Fiscal year	
2027	$ 34
2028	—
2029	—
2030	211
2031	13
After 2031	2,183

Debt Repayments

The following table shows the detail of debt repayments:

	2025	2024	2023
	(millions)		
Revolving credit facility	$ —	$ 301	$ 961
7.60% Senior debentures due 2025	6	—	—
6.79% Senior debentures due 2027	27	10	—
6.70% Senior exchanged debentures due 2028	54	19	—
7.00% Senior debentures due 2028	94	10	—
6.70% Senior debentures due 2028	28	1	—
5.875% Senior notes due 2029	326	174	—
8.75% Senior exchanged debentures due 2029	13	—	—
6.90% Senior debentures due 2029	72	7	—
5.875% Senior notes due 2030	224	—	—
	$ 844	$ 522	$ 961

7.   **Accounts Payable and Accrued Liabilities**

	January 31, 2026	February 1, 2025
	(millions)	
Accounts payable	$ 816	$ 853
Property related liabilities	428	446
Gift cards and customer rewards	349	353
Accrued wages and vacation	263	233
Current portion of post employment and postretirement benefits	160	156
Allowance for future sales returns	128	114
Taxes other than income taxes	111	110
Current portion of workers' compensation and general liability reserves	93	87
Accrued interest	47	48
Restructuring accruals, including severance	41	31
Other	179	194
	$ 2,615	$ 2,625

Changes in workers' compensation and general liability reserves, including the non-current portion, are as follows:

	2025	2024	2023
	(millions)		
Balance, beginning of year	$ 379	$ 375	$ 378
Charged to costs and expenses	163	159	148
Payments, net of recoveries	(150)	(154)	(151)
Balance, end of year	$ 392	$ 379	$ 375

The non-current portion of workers' compensation and general liability reserves is included in other liabilities on the Consolidated Balance Sheets. At January 31, 2026 and February 1, 2025, workers' compensation and general liability reserves of $111 million and $105 million, respectively, are covered by deposits and receivables included in current assets on the Consolidated Balance Sheets.

8.   **Taxes**

Income tax expense (benefit) is as follows:

	2025			2024			2023		
	Current	Deferred	Total	Current	Deferred	Total	Current	Deferred	Total
	(millions)								
Federal	$ 116	$ 55	$ 171	$ 203	$ (50)	$ 153	$ 189	$ (193)	$ (4)
Foreign	1	—	1	—	—	—	(1)	—	(1)
State and local	28	8	36	30	(2)	28	54	(51)	3
	$ 145	$ 62	$ 207	$ 233	$ (52)	$ 181	$ 242	$ (244)	$ (2)

The income tax expense (benefit) reported differs from the expected tax computed by applying the federal income tax statutory rate of 21% to income before income taxes. The reasons for this difference and their tax effects are as follows:

	2025		2024		2023	
	Tax	Rate	Tax	Rate	Tax	Rate
	(dollars in millions)					
Expected tax	$ 178	21.0 %	$ 160	21.0 %	$ 9	21.0 %
State and local income taxes, net of federal income taxes (a)	29	3.4 %	26	3.4 %	2	4.7 %
Foreign tax	—	— %	(1)	(0.1)%	(2)	(4.7)%
Federal tax credits	(11)	(1.3)%	(8)	(1.0)%	(13)	(30.2)%
Change in unrecognized tax benefits	(2)	(0.2)%	(4)	(0.5)%	(1)	(2.3)%
Tax impact of equity awards	12	1.4 %	5	0.7 %	(1)	(2.3)%
Other	1	0.1 %	3	0.3 %	4	9.2 %
	$ 207	24.4 %	$ 181	23.8 %	$ (2)	(4.6)%

(a) State taxes in California, New York and New Jersey made up the majority (greater than 50 percent) of the tax effect in this category.

The Company participates in the Internal Revenue Service ("IRS") Compliance Assurance Program ("CAP"). As part of the CAP, tax years are audited on a contemporaneous basis so that all or most issues are resolved prior to the filing of the tax return. The IRS has completed examinations of 2024 and all prior tax years.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	January 31, 2026	February 1, 2025
	(millions)	
Deferred tax assets		
Post employment and postretirement benefits	$ —	$ 1
Accrued liabilities accounted for on a cash basis for tax purposes	105	94
Lease liabilities	844	888
Unrecognized state tax benefits and accrued interest	20	21
State operating loss and credit carryforwards	67	110
Other	60	98
Valuation allowance	(43)	(85)
Total deferred tax assets	1,053	1,127
Deferred tax liabilities		
Excess of book basis over tax basis of property and equipment	(760)	(755)
Right of use assets	(576)	(605)
Merchandise inventories	(366)	(348)
Intangible assets	(114)	(115)
Post employment and postretirement benefits	(18)	—
Other	(24)	(28)
Total deferred tax liabilities	(1,858)	(1,851)
Net deferred tax liability	$ (805)	$ (724)

The valuation allowance at January 31, 2026 and February 1, 2025 relates to net deferred tax assets for certain state net operating loss and credit carryforwards. The net change in the valuation allowance amounted to a decrease of $42 million in 2025 and a decrease of $15 million in 2024.

As of January 31, 2026, the Company had no federal net operating loss carryforwards and state net operating loss carryforwards, net of valuation allowances of $493 million, which will expire between 2026 and 2044. The Company has a full valuation allowance against state credit carryforwards which will expire between 2026 and 2029.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	January 31, 2026		February 1, 2025		February 3, 2024	
	(millions)					
Balance, beginning of year	$	69	$	76	$	80
Additions based on tax positions related to the current year		15		11		10
Reductions for tax positions of prior years		(6)		(4)		(2)
Settlements		(3)		(1)		—
Statute expirations		(12)		(13)		(12)
Balance, end of year	$	63	$	69	$	76
Amounts recognized in the Consolidated Balance Sheets						
Current income taxes	$	4	$	3	$	4
Deferred income taxes		—		—		1
Other liabilities (b)		59		66		71
	$	63	$	69	$	76

(b)   Unrecognized tax benefits not expected to be settled within one year are included within other liabilities on the Consolidated Balance Sheets.

Additional information regarding unrecognized benefits and related interest and penalties is as follows:

	January 31, 2026		February 1, 2025	
	(millions)			
Amount of unrecognized tax benefits, net of deferred tax assets, that if recognized would affect the effective tax rate	$	50	$	55
Accrued federal, state and local interest and penalties		26		25
Amounts recognized in the Consolidated Balance Sheets				
Current income taxes		9		5
Other liabilities		17		20

The Company classifies federal, state and local interest and penalties not expected to be settled within one year as other liabilities on the Consolidated Balance Sheets and follows a policy of recognizing all interest and penalties related to unrecognized tax benefits in income tax expense. The accrued federal, state and local interest and penalties primarily relate to state tax issues and the amount of penalties paid in prior periods, and the amounts of penalties accrued at January 31, 2026 and February 1, 2025, are insignificant. Federal, state and local interest and penalties amounted to expense of $1 million for 2025, income of $1 million for 2024 and expense of $3 million for 2023.

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2022. With respect to state and local jurisdictions, with limited exceptions, the Company and its subsidiaries are no longer subject to income tax audits for years before 2016. Although the outcome of tax audits is always uncertain, the Company believes that adequate amounts of tax, interest and penalties have been accrued for any adjustments that are expected to result from the years still subject to examination.

Cash paid for income taxes, net of refunds, is as follows:

	2025		2024		2023
			(millions)		
Federal	$	41	$	236	$	185
Foreign		—		—		—
State and Local						
California		10		21		*
New York State		5		16		17
New York City		3		*		*
Other		11		31		38
Total payments, net of refunds	$	70	$	304	$	240

* Jurisdiction was below 5 percent of total payments, net for the period presented.

9. Retirement Plans

The Company has defined contribution plans that cover substantially all employees who work 1,000 hours or more in a year. In addition, the Company's Pension Plan is a funded defined benefit plan and its SERP is an unfunded defined benefit plan, which provides benefits, for certain employees, in excess of qualified plan limitations. Effective January 1, 2012, the Pension Plan was closed to new participants, with limited exceptions, and effective January 2, 2012, the SERP was closed to new participants.

In February 2013, the Company announced changes to the Pension Plan and SERP whereby eligible employees no longer earn future pension service credits after December 31, 2013, with limited exceptions. All retirement benefits attributable to service in subsequent periods are provided through defined contribution plans.

Retirement expenses (income), excluding settlement charges, included the following components:

	2025		2024		2023
			(millions)		
401(k) Qualified Defined Contribution Plan	$	88	$	89	$	85
Non-Qualified Defined Contribution Plan		1		1		1
Pension Plan		(39)		(40)		(38)
Supplementary Retirement Plan		27		28		30
Postretirement Obligations		(4)		(4)		(3)
	$	73	$	74	$	75

The Company estimates the service and interest cost components of net periodic benefit costs for the Pension Plan and SERP. This method uses a full yield curve approach in the estimation of these components of net periodic benefit costs. Under this approach, the Company applies discounting using individual spot rates from the yield curve composed of the rates of return from a portfolio of high quality corporate debt securities available at the measurement date. These spot rates align to each of the projected benefit obligation and service cost cash flows.

Defined Contribution Plans

The Company has a qualified plan that permits participating associates to defer eligible compensation up to the maximum limits allowable under the Internal Revenue Code. Beginning January 1, 2014, the Company has a non-qualified plan that permits participating associates to defer eligible compensation above the limits of the qualified plan. The Company contributes a matching percentage of employee contributions under both the qualified and non-qualified plans. Effective January 1, 2014, the Company's matching contribution to the qualified plan was enhanced for all participating employees, with limited exceptions. Prior to January 1, 2014, the matching contribution rate under the qualified plan was higher for those employees not eligible for the Pension Plan than for employees eligible for the Pension Plan.

The liability related to the qualified plan matching contribution, which is reflected in accounts payable and accrued liabilities on the Consolidated Balance Sheets, was $98 million at both January 31, 2026 and February 1, 2025. Expense related to matching contributions for the qualified plan amounted to $88 million for 2025, $89 million for 2024 and $85 million for 2023.

At January 31, 2026 and February 1, 2025, the liability under the non-qualified plan, which is reflected in other liabilities on the Consolidated Balance Sheets, was $42 million and $43 million, respectively. The liability related to the non-qualified plan matching contribution, which is reflected in accounts payable and accrued liabilities on the Consolidated Balance Sheets, was $1 million at both January 31, 2026 and February 1, 2025. Expense related to matching contributions for the non-qualified plan amounted to $1 million in each of 2025, 2024 and 2023. In connection with the non-qualified plan, the Company had mutual fund investments at January 31, 2026 and February 1, 2025 of $42 million and $43 million, respectively, which are included in prepaid expenses and other current assets on the Consolidated Balance Sheets.

The following provides a reconciliation of benefit obligations, plan assets and funded status of the Pension Plan and SERP as of January 31, 2026 and February 1, 2025:

	Pension Plan			SERP		
	2025		2024	2025		2024
	(millions)					
Change in projected benefit obligation						
Projected benefit obligation, beginning of year	$	1,391	$ 1,556	$	425	$ 467
Interest cost		68	73		21	22
Actuarial loss (gain)		16	(57)		9	(17)
Benefits paid		(59)	(58)		(40)	(47)
Settlement		(189)	(123)		—	—
Projected benefit obligation, end of year		1,227	1,391		415	425
Changes in plan assets						
Fair value of plan assets, beginning of year		1,881	2,011		—	—
Actual return on plan assets		143	51		—	—
Company contributions		—	—		40	47
Benefits paid		(59)	(58)		(40)	(47)
Settlement		(189)	(123)		—	—
Fair value of plan assets, end of year		1,776	1,881		—	—
Funded status at end of year	$	549	$ 490	$	(415)	$ (425)
Amounts recognized in the Consolidated Balance Sheets at January 31, 2026 and February 1, 2025						
Other assets	$	549	$ 490	$	—	$ —
Accounts payable and accrued liabilities		—	—		(47)	(43)
Other liabilities		—	—		(368)	(382)
	$	549	$ 490	$	(415)	$ (425)
Amounts recognized in accumulated other comprehensive loss at January 31, 2026 and February 1, 2025						
Net actuarial loss	$	434	$ 521	$	130	$ 126
Prior service cost		—	—		4	4
	$	434	$ 521	$	134	$ 130

Net pension costs, settlement charges and other amounts recognized in other comprehensive loss for the Pension Plan and SERP included the following actuarially determined components:

	Pension Plan			SERP		
	2025	2024	2023	2025	2024	2023
	(millions)					
Net Periodic Pension Cost						
Interest cost	$ 68	$ 73	$ 83	$ 21	$ 22	$ 23
Expected return on assets	(111)	(116)	(125)	—	—	—
Amortization of net actuarial loss	4	3	4	6	6	7
	(39)	(40)	(38)	27	28	30
Settlement charges	67	46	134	—	—	—
Other Changes in Plan Assets and Projected Benefit Obligation Recognized in Other Comprehensive Income (Loss)						
Net actuarial (gain) loss	(16)	7	(3)	10	(17)	(19)
Amortization of net actuarial loss	(4)	(3)	(4)	(6)	(6)	(7)
Settlement charges	(67)	(46)	(134)	—	—	—
	(87)	(42)	(141)	4	(23)	(26)
Total recognized	$ (59)	$ (36)	$ (45)	$ 31	$ 5	$ 4

In 2025 and 2024, the Company incurred non-cash settlement charges of $67 million and $46 million, respectively. For 2025 and 2024, these charges related to the pro-rata recognition of net actuarial losses associated with the Company's Pension Plan and were the result of an increase in lump sum distributions associated with retiree distribution elections.

The following weighted average assumptions were used to determine the projected benefit obligations for the Pension Plan and SERP at January 31, 2026 and February 1, 2025:

	Pension Plan		SERP	
	2025	2024	2025	2024
Discount rate	5.23 %	5.52 %	5.28 %	5.54 %
Rate of compensation increases	3.00 %	3.00 %	—	—
Cash balance plan interest crediting rate	5.00 %	5.00 %	—	—

The following weighted average assumptions were used to determine the net periodic pension cost for the Pension Plan and SERP:

	Pension Plan			SERP		
	2025	2024	2023	2025	2024	2023
Discount rate used to measure service cost	5.77 %	5.24 %	4.88% - 6.27%	—	—	—
Discount rate used to measure interest cost	5.23 %	4.98 %	4.72% - 5.96%	5.21 %	4.96 %	4.71 %
Expected long-term return on plan assets	5.50 %	5.30 %	5.30 %	—	—	—
Rate of compensation increases	3.00 %	3.50 %	3.50 %	—	—	—
Cash balance plan interest crediting rate	5.00 %	5.00 %	5.00 %	—	—	—

The Pension Plan and SERP's assumptions are evaluated annually, and at interim re-measurements if required, and updated as necessary. Due to settlement accounting and re-measurements occurring mid-year during 2023 for the Pension Plan, the discount rate used to measure service cost and the discount rate used to measure interest cost varied between periods. The table above shows the range of rates used to determine net periodic expense for the plans in 2023.

The discount rates used to determine the present value of the projected benefit obligation for the Pension Plan and SERP are based on a yield curve constructed from a portfolio of high quality corporate debt securities with various maturities. Each year's expected future benefit payments are discounted to their present value at the appropriate yield curve rate, thereby generating the overall discount rate for the projected benefit obligation.

The Company develops its expected long-term rate of return on plan asset assumption by evaluating input from several professional advisors taking into account the asset allocation of the portfolio and long-term asset class return expectations, as well as long-term inflation assumptions. Expected returns for each major asset class are considered along with their volatility and the expected correlations among them. These expectations are based upon historical relationships as well as forecasts of how future returns may vary from historical returns. Returns by asset class and correlations among asset classes are combined using the target asset allocation to derive an expected return for the portfolio as a whole. Long- term historical returns of the portfolio are also considered. Portfolio returns are calculated net of all expenses, therefore, the Company also analyzes expected costs and expenses, including investment management fees, administrative expenses, Pension Benefit Guaranty Corporation premiums and other costs and expenses. As of January 31, 2026, the Company increased the assumed annual long-term rate of return for the Pension Plan's assets to 6.00% based on expected future returns on the portfolio of assets.

The assets of the Pension Plan are managed by investment specialists with the primary objectives of payment of benefit obligations to Plan participants and an ultimate realization of investment returns over longer periods consistent with available market opportunities, a quality standard of investment and moderate levels of risk. The Pension Plan employs an investment approach whereby a mix of domestic and foreign equity securities, fixed income securities and other investments is used to maximize the long-term return on the assets of the Pension Plan for a prudent level of risk. Risks are mitigated through a liability matching strategy to hedge against interest rate and credit spread risk, asset diversification and the use of multiple investment managers. The target allocation for plan assets is currently 7% equity securities, 87% debt securities, 2% real estate and 4% private equities.

The Company generally employs investment managers to specialize in a specific asset class. These managers are chosen and monitored with the assistance of professional advisors, using criteria that include organizational structure, investment philosophy, investment process, performance compared to market benchmarks and peer groups.

The Company periodically conducts an analysis of the behavior of the Pension Plan's assets and liabilities under various economic and interest rate scenarios to ensure that the long-term target asset allocation is appropriate given the liabilities.

The fair values of the Pension Plan assets as of January 31, 2026 and February 1, 2025, excluding interest and dividend receivables and pending investment purchases and sales, by asset category are as follows:

	Fair Value Category	2025	2024
		(millions)	
Money market funds	Level 1	$ 114	$ 154
Equity securities:			
U.S. pooled funds	Level 1	73	65
International pooled funds	Level 1	25	26
Fixed income securities:			
U.S. Treasury bonds	Level 2	101	36
Other Government bonds	Level 2	56	55
Agency backed bonds	Level 2	2	2
Corporate bonds	Level 2	856	1,080
Mortgage-backed securities	Level 2	41	40
Asset-backed securities	Level 2	2	1
Pooled funds	Level 1	81	39
Other types of investments:			
Derivatives in a positive position	Level 2	14	13
Derivatives in a negative position	Level 2	(2)	(3)
Pooled funds (a)		304	273
Real estate (a)		7	12
Private equity (a)		74	81
Total		$ 1,748	$ 1,874

(a)   Certain investments that are measured at fair value using the net asset value per share as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the fair value of plan assets.

Corporate bonds consist primarily of investment grade bonds of U.S. issuers from diverse industries.

The fair value of certain pooled funds including equity securities, real estate and private equity investments represents the reported net asset value of shares or underlying assets of the investment as a practical expedient to estimate fair value. U.S. and international equity pooled funds seek to provide long-term capital growth and income by investing in equity securities of companies located both in developed and emerging markets. There are generally no redemption restrictions or unfunded commitments related to these equity securities.

Real estate investments include several funds that seek risk-adjusted return by providing a stable, income-driven rate of return over the long term with high potential for growth of net investment income and appreciation of value. The real estate investments are diversified across property types and geographical areas primarily in the United States of America. Private equity investments have an objective of realizing aggregate long-term returns in excess of those available from investments in the public equity markets. Private equity investments generally consist of limited partnerships in the United States of America, Europe and Asia. Private equity and real estate investments are valued using fair values per the most recent financial reports provided by the investment sponsor, adjusted as appropriate for any lag between the date of the financial reports and the Company's reporting date.

Due to the nature of the underlying assets of the real estate and private equity investments, changes in market conditions and the economic environment may significantly impact the net asset value of these investments and, consequently, the fair value of the Pension Plan's investments. These investments are redeemable at net asset value to the extent provided in the documentation governing the investments. However, these redemption rights may be restricted in accordance with the governing documents. Redemption of these investments is subject to restrictions including lock-up periods where no redemptions are allowed, restrictions on redemption frequency and advance notice periods for redemptions.

The Company does not anticipate making funding contributions to the Pension Plan in 2026.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following benefit payments are estimated to be paid from the Pension Plan and from the SERP:

	Pension Plan		SERP	
	(millions)			
Fiscal year				
2026	$	133	$	47
2027		131		39
2028		129		41
2029		124		38
2030		115		36
2031-2035		478		161

10. Stock-Based Compensation

The following disclosures present the Company's equity plans on a combined basis. The equity plans are administered by the Compensation and Management Development Committee of the Board of Directors (the "CMD Committee"). The CMD Committee is authorized to grant options, stock appreciation rights, restricted stock and restricted stock units to officers and key employees of the Company and its subsidiaries and to non-employee directors. The equity plans are intended to help the Company attract and retain directors, officers, other key executives and employees and are also intended to provide incentives and rewards relating to the Company's business plans to encourage such persons to devote themselves to the business of the Company. There have been no grants of stock appreciation rights under the equity plans.

Stock option grants have an exercise price equal to the market value of the underlying common stock on the date of grant, have ten-year terms and typically vest ratably over four years of continued employment. Restricted stock and time-based restricted stock unit awards generally vest one to four years from the date of grant. Performance-based restricted stock units generally are earned based on the attainment of specified goals achieved over the performance period.

As of January 31, 2026, approximately 13.7 million shares of common stock were available for additional grants pursuant to the Company's equity plans. Shares awarded are generally issued from the Company's treasury stock.

Stock-based compensation expense included the following components:

	2025		2024		2023	
	(millions)					
Stock options	$	—	$	—	$	1
Restricted stock units		59		58		46
	$	59	$	58	$	47

All stock-based compensation expense is recorded in SG&A expense in the Consolidated Statements of Income. There were no grants of stock options during 2025, 2024 or 2023.

Restricted Stock Units

The weighted average grant date fair values of performance-based and time-based restricted stock units granted during 2025, 2024 and 2023 are as follows:

	2025		2024		2023	
Restricted stock units (performance-based)	$	11.29	$	18.79	$	16.16
Restricted stock units (time-based)		9.87		18.15		15.93

During 2025, 2024 and 2023, the CMD Committee approved awards of performance-based restricted stock units to certain senior executives of the Company. Each award reflects a target number of shares ("Target Shares") that may be issued to the award recipient. These awards may be earned upon the completion of approximate three-year performance periods ending January 29, 2028, February 2, 2027 and January 31, 2026, respectively. Whether units are earned at the end of the performance period will be determined based on the achievement of certain performance objectives over the performance period. The performance objectives for the 2025, 2024 and 2023 awards include achieving a relative total shareholder return ("TSR") external metric. The 2025, 2024 and 2023 awards also include an internal metric of adjusted EBITDA margin. Relative TSR reflects the change in the value of the Company's common stock over the performance period in relation to the change in the value of the common stock of a peer group index over the performance period, assuming the reinvestment of dividends. Depending on the results achieved during the approximate three-year performance periods, the actual number of shares that a grant recipient receives at the end of the period may range from 0% to 200% of the Target Shares granted for the 2025, 2024 and 2023 performance-based restricted stock units,

The fair value of the Target Shares and restricted stock awards are based on the fair value of the underlying shares on the date of grant. The fair value of the portion of the Target Shares that relate to a relative TSR performance objective was determined using a Monte Carlo simulation analysis to estimate the total shareholder return ranking of the Company among a peer group over the remaining performance periods. The expected volatility of the Company's common stock at the date of grant was estimated based on a historical average volatility rate for the approximate three-year performance period. The dividend yield assumption was based on historical and anticipated dividend payouts. The risk-free interest rate assumption was based on observed interest rates consistent with the approximate three-year performance measurement period.

The fair value of a restricted stock unit award at the grant date is equal to the market price of the Company's common stock on the grant date. Compensation expense is recorded for all restricted stock unit awards based on the amortization of the fair market value at the date of grant over the period the restrictions lapse or over the performance period of the performance-based restricted stock units. As of January 31, 2026, the Company had $54.0 million of unrecognized compensation costs related to nonvested restricted stock units, which is expected to be recognized over a weighted average period of approximately 2.35 years.

Activity related to restricted stock units for 2025 is as follows:

	Shares		Weighted Average Grant Date Fair Value
	(thousands)		
Nonvested, beginning of period	8,734	$	18.08
Granted – performance-based	1,484		11.29
Performance adjustment	501		15.61
Granted – time-based	5,489		9.87
Forfeited	(553)		14.51
Vested	(3,754)		17.57
Nonvested, end of period	11,901	$	13.67

11.   Shareholders' Equity

The authorized shares of the Company consist of 125 million shares of Preferred Stock, par value of $0.01 per share, with no shares issued, and 1,000 million shares of common stock, par value of $0.01 per share, with 333.6 million shares of common stock issued and 263.0 million shares of common stock outstanding at January 31, 2026, and with 333.6 million shares of common stock issued and 277.7 million shares of common stock outstanding at February 1, 2025 (with shares held in the Company's treasury being treated as issued, but not outstanding).

Common Stock

The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to preferential rights that may be applicable to any Preferred Stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors in its discretion, out of funds legally available. No shares of common stock were retired during 2025, 2024 and 2023.

Treasury Stock

Treasury stock contains shares repurchased under the share repurchase program, shares repurchased to cover employee tax liabilities related to stock plan activity, shares maintained in a trust related to deferred compensation plans and shares purchased by employees through the Employee Stock Purchase Plan ("ESPP") program. Under the deferred compensation plans, shares are maintained in a trust to cover the number estimated to be needed for distribution on account of stock credits currently outstanding.

On February 22, 2022, the Company announced that its Board of Directors authorized a new $2.0 billion share repurchase program, which does not have an expiration date. Share repurchase activity during 2025, 2024 and 2023 under the share repurchase program are as follows:

	2025	2024	2023
	(millions, except per share data)		
Total number of shares purchased	17.7	—	1.4
Average price paid per share	$ 14.21	$ —	$ 17.57
Total investment	$ 251	$ —	$ 25

Changes in the Company's common stock issued and outstanding, including shares held by the Company's treasury, are as follows:

	Common Stock Issued	Treasury Stock			Common Stock Outstanding
		Deferred Compensation Plans	Other	Total	
		(thousands)			
Balance at January 28, 2023	333,606	(967)	(61,289)	(62,256)	271,350
Stock issued under stock plans		(163)	4,965	4,802	4,802
Stock repurchases			(2,160)	(2,160)	(2,160)
Deferred compensation plan distributions		235		235	235
Balance at February 3, 2024	333,606	(895)	(58,484)	(59,379)	274,227
Stock issued under stock plans		(183)	3,454	3,271	3,271
Stock repurchases			(12)	(12)	(12)
Deferred compensation plan distributions		204		204	204
Balance at February 1, 2025	333,606	(874)	(55,042)	(55,916)	277,690
Stock issued under stock plans		(162)	2,871	2,709	2,709
Stock repurchases			(17,695)	(17,695)	(17,695)
Deferred compensation plan distributions		296		296	296
Balance at January 31, 2026	333,606	(740)	(69,866)	(70,606)	263,000

Accumulated Other Comprehensive Loss

For the Company, the only component of accumulated other comprehensive loss for 2025, 2024 and 2023 relates to post employment and postretirement plan items. The net actuarial gains and losses and prior service costs and credits related to post employment and postretirement benefit plans are reclassified out of accumulated other comprehensive loss and included in the computation of net periodic benefit cost and are included in benefit plan income, net in the Consolidated Statements of Income. In addition, the Company incurred the pro-rata recognition of net actuarial losses associated with an increase in lump sum distributions associated with store closings, organizational restructuring and periodic distribution activity as settlement charges in the Consolidated Statements of Income. See Note 9, Retirement Plans, for further information.

12.   Fair Value Measurements and Concentrations of Credit Risk

The Company's financial assets that are required to be measured at fair value on a recurring basis, by level within the hierarchy as defined by applicable accounting standards.

Level 1: Quoted prices in active markets for identical assets
Level 2: Significant observable inputs for the assets
Level 3: Significant unobservable inputs for the assets

The following table shows the estimated fair value of the Company's marketable equity and debt securities:

	Total	Fair Value Measurements		
		(Level 1)	(Level 2)	(Level 3)
	(millions)			
January 31, 2026	$ 42	$ 42	$ —	$ —
February 1, 2025	43	43	—	—

Other financial instruments not measured at fair value on a recurring basis include cash and cash equivalents, receivables, certain-short term investments and other assets, short-term debt, merchandise accounts payable, accounts payable and accrued liabilities and long-term debt. With the exception of long-term debt, the carrying amount of these financial instruments approximates fair value because of the short maturity of these instruments. The fair values of long-term debt, excluding capitalized leases, are generally estimated based on quoted market prices for identical or similar instruments, and are classified as Level 2 measurements within the hierarchy as defined by applicable accounting standards.

The following table shows the estimated fair value of the Company's long-term debt, including the current portion of long-term debt:

	Notional Amount	Carrying Amount	Fair Value
	(millions)		
January 31, 2026	$ 2,441	$ 2,432	$ 2,307
February 1, 2025	2,785	2,779	2,467

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments. The Company places its temporary cash investments in what it believes to be high credit quality financial instruments.

13.   Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	2025		2024		2023	
	Net Income	Shares	Net Income	Shares	Net Income	Shares
	(millions, except per share data)					
Net income and average number of shares outstanding	$ 642	269.8	$ 582	276.8	$ 45	273.2
Shares to be issued under deferred compensation and other plans		0.8		0.9		1.0
	$ 642	270.6	$ 582	277.7	$ 45	274.2
Basic earnings per share	$2.37		$2.10		$ 0.16	
Effect of dilutive securities:						
Stock options and restricted stock units		5.9		3.9		4.0
	$ 642	276.5	$ 582	281.6	$ 45	278.2
Diluted earnings per share	$2.32		$2.07		$ 0.16	

In addition to the stock options and restricted stock units in the foregoing table, stock options to purchase 5.7 million shares of common stock and restricted stock units relating to 0.2 million shares of common stock were outstanding at January 31, 2026, stock options to purchase 7.8 million shares of common stock and restricted stock units relating to 0.6 million shares of common stock were outstanding at February 1, 2025, and stock options to purchase 9.9 million of shares of common stock and restricted stock units relating to 1.6 million shares of common stock were outstanding at February 3, 2024, but were not included in the computation of diluted earnings per share for 2025, 2024, or 2023, respectively, because their inclusion would have been antidilutive or they were subject to performance conditions that had not been met.

14.   Commitments

Our estimated total purchase obligations, which primarily consist of merchandise purchase obligations and obligations under outsourcing arrangements, software license and other service commitments, energy and other supply agreements identified by the Company and construction contracts, were approximately $3,600 million and $2,900 million as of January 31, 2026 and February 1, 2025, respectively. These purchase obligations are primarily due within 1 year and recorded as liabilities when goods are received or services rendered. The Company's merchandise purchase obligations fluctuate on a seasonal basis, typically being higher in the summer and early fall and being lower in the late winter and early spring. The Company purchases a substantial portion of its merchandise inventories and other goods and services in ways other than through binding contracts.

15.   Supplier Finance Programs

The Company has agreements with third-party financial institutions to facilitate supply chain finance ("SCF") programs. The programs allow qualifying suppliers to sell their receivables, on an invoice level at the selection of the supplier, from the Company to the financial institution and negotiate their outstanding receivable arrangements and associated fees directly with the financial institution. Macy's, Inc. is not party to the agreements between the supplier and the financial institution. The supplier invoices that have been confirmed as valid under the SCF programs require payment in full by the financial institution to the supplier by the original maturity date of the invoice, or discounted payment at an earlier date as agreed upon with the supplier. The Company's obligations to its suppliers, including amounts due and scheduled payment terms, are not impacted by a supplier's participation in the SCF programs.

All outstanding amounts related to suppliers participating in the SCF programs are recorded within merchandise accounts payable in the Consolidated Balance Sheets and associated payments are included in operating activities in the Consolidated Statements of Cash Flows.

The following table sets forth the changes in the outstanding obligations under the SCF programs:

	January 31, 2026	February 1, 2025
	(millions)	
Confirmed obligations outstanding at the beginning of the year	$ 116	$ 112
Invoices confirmed during the year	641	854
Confirmed invoices paid during the year	(678)	(850)
Confirmed obligations outstanding at the end of the year	$ 79	$ 116

16.   Segments

Macy's, Inc., together with its subsidiaries, is an omni-channel retail organization operating stores, websites and mobile applications under three brands (Macy's, Bloomingdale's and Bluemercury) that sell a wide range of merchandise, including apparel and accessories (men's, women's and kids'), cosmetics, home furnishings and other consumer goods. As of January 31, 2026, the Company's operations and operating segments were conducted through Macy's, Macy's Backstage, Macy's small format, Bloomingdale's, Bloomingdale's The Outlet, Bloomie's and Bluemercury.

All operating segments engage in similar business activities, operate in similar economic environments and have materially similar key economic metrics, among other similarities. As such, the Company aggregates all operations into a single reporting segment under the aggregation criteria.

The Company's Chief Executive Officer, Tony Spring, is its Chief Operating Decision Maker ("CODM") and reviews segment performance to make resource allocation decisions and to guide strategic decisions based on net income, which is reported on the Consolidated Statements of Income. The components of segment net income that the CODM considers are consistent with the components of net income as reported on the Consolidated Statements of Income with the additional disaggregation of depreciation and amortization from selling, general and administrative expenses. Depreciation and amortization expense represented $894 million, $881 million and $897 million of the total selling, general and administrative expenses in fiscal 2025, 2024 and 2023, respectively. The CODM does not review assets when evaluating the segment results, therefore, such information is not presented.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A.   Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) have carried out, as of January 31, 2026, with the participation of the Company's management, an evaluation of the effectiveness of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based upon this evaluation, the Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) have concluded that as of January 31, 2026 the Company's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports the Company files under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC rules and forms, and that information required to be disclosed by the Company in the reports the Company files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles. There are inherent limitations to the effectiveness of any system of internal control over financial reporting. These limitations include the possibility of human error, the circumvention or overriding of the system and reasonable resource constraints. Because of its inherent limitations, the Company's internal control over financial reporting may not prevent or detect misstatements.

The Company's management conducted an assessment of the Company's internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on this assessment, the Company's management has concluded that, as of January 31, 2026, the Company's internal control over financial reporting was effective. The Company's independent registered public accounting firm, KPMG LLP, has audited the Company's Consolidated Financial Statements included in this Annual Report on Form 10-K and the effectiveness of the Company's internal control over financial reporting as of January 31, 2026 and has issued an attestation report expressing an unqualified opinion on the effectiveness of the Company's internal control over financial reporting, as stated in their report located on page 35.

Changes in Internal Control over Financial Reporting

From time to time adoption of new accounting pronouncements, major organizational restructuring and realignment occurs for which the Company reviews its internal control over financial reporting. As a result of this review, there were no changes in the Company's internal control over financial reporting that occurred during the Company's most recently completed quarter that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B.   Other Information.

Trading Arrangements

None of the Company's directors or "officers" (as defined in Rule 16a-1(f) promulgated under the Exchange Act) adopted, modified, or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K, during the Company's fiscal quarter ended January 31, 2026.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance.

The information required by this item for executive officers is set forth under "Item 1. Business - Information about our Executive Officers" in this report. The other information called for by this item with respect to directors and board committees is set forth under "Item 1. Election of Directors," "Corporate Governance - Committees of the Board" and "Corporate Governance - Director Nomination and Qualifications" in the Proxy Statement to be delivered to stockholders in connection with the 2026 Annual Meeting of Shareholders (the Proxy Statement) and incorporated herein by reference.

The information required by this item regarding delinquent Section 16(a) reports, if applicable, is set forth under "Delinquent Section 16(a) Reports" in the Proxy Statement and incorporated herein by reference.

The information required by this item regarding our insider trading policies and procedures is set forth under "Corporate Governance - Insider Trading Policy" in the Proxy Statement and incorporated herein by reference.

The Company's Code of Conduct is in compliance with the applicable rules of the SEC and applies to the principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. A copy of the Code of Conduct is available, free of charge, through the Company's website at *https://www.macysinc.com*. We intend to satisfy any disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the Code of Conduct by posting such information to the Company's website at the address and location specified above.

Set forth below are the names, ages and principal occupations of the Company's non-employee directors as of March 26, 2026.

Name	Age	Director Since	Principal Occupation
Emilie Arel	48	2022	President, Mitchell & Ness Nostalgia Co.
Torrence N. Boone	56	2019	Vice President, Global Client Partnerships, Google LLC
Marie Chandoha	64	2022	Former President and Chief Executive Officer of Charles Schwab Investment Management, Inc.
Robert B. Chavez	71	2025	Founder and Chief Executive Officer, Chavez Luxury Advisers, LLC
Naveen K. Chopra	52	2023	Chief Financial Officer, Roblox Corporation
Richard Clark	67	2024	Founder and Managing Partner, Burnside Investments LLC and Co-Founder and Managing Partner of WatermanCLARK
Deirdre P. Connelly	65	2008	Former President, North American Pharmaceuticals of GlaxoSmithKline
Jill Granoff	63	2022	Senior Adviser, Eurazeo Brands
Richard L. Markee	72	2024	Former Chairman and Chief Executive Officer, Vitamin Shoppe, Inc.
Douglas W. Sesler	64	2024	Founder and President, Fair Street Partners
Paul C. Varga	62	2012	Former Chairman and Chief Executive Officer, Brown-Forman Corporation
Tracey Zhen	49	2021	Former Chief Executive Officer and member of the Board, Caring.com

Item 11.   Executive Compensation.

Information called for by this item is set forth under "Compensation Discussion & Analysis," "Compensation of the Named Executive Officers for 2025 (other than the information contained under the heading "Pay Versus Performance")," "Compensation Committee Report," and "Corporate Governance - Fiscal 2025 Non-Employee Director Compensation Table" in the Proxy Statement and incorporated herein by reference (other than the Compensation Committee Report, which shall not be deemed to be filed).

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information called for by this item is set forth under "Stock Ownership," and "Securities Authorized for Issuance Under Equity Compensation Plans" in the Proxy Statement and incorporated herein by reference.

Item 13.   Certain Relationships and Related Transactions, and Director Independence.

Information called for by this item is set forth under "Corporate Governance – Director Independence" and "Policy on Related Person Transactions" in the Proxy Statement and incorporated herein by reference.

Item 14.   Principal Accountant Fees and Services.

Information called for by this item is set forth under Item 2. "Ratification of the Appointment of Independent Registered Public Accounting Firm" in the Proxy Statement and incorporated herein by reference.

Item 15.   **Exhibits and Financial Statement Schedules.**

(a)   The following documents are filed as part of this report:

1.   Financial Statements:

The list of financial statements required by this item is set forth in Item 8 "Financial Statements and Supplementary Data" and is incorporated herein by reference.

2.   Financial Statement Schedules:

All schedules are omitted because they are inapplicable, not required, or the information is included elsewhere in the Consolidated Financial Statements or the notes thereto.

3.   Exhibits:

Exhibit Number	Description	Document if Incorporated by Reference
3.1	Amended and Restated Certificate of Incorporation	Exhibit 3.1 to the Company's Current Report on Form 8-K filed May 18, 2010
3.1.1	Certificate of Designations of Series A Junior Participating Preferred Stock	Exhibit 3.1.1 to the Company's Annual Report on Form 10-K (File No. 1-13536) for the fiscal year ended January 28, 1995
3.1.2	Article Seventh of the Amended and Restated Certificate of Incorporation	Exhibit 3.1 to the Company's Current Report on Form 8-K filed May 24, 2011
3.2	Amended and Restated By-Laws	Exhibit 3.2 to the Company's Current Report on Form 8-K filed October 31, 2022
4.1	Indenture, dated as of January 15, 1991, among the Company (as successor to The May Department Stores Company ("May Delaware")), Macy's Retail Holdings, Inc. ("Macy's Retail") (f/k/a The May Department Stores Company (NY) or "May New York") and The Bank of New York Mellon Trust Company, N.A. ("BNY Mellon", successor to J.P. Morgan Trust Company and as successor to The First National Bank of Chicago), as Trustee ("1991 Indenture")	Exhibit 4(2) to May New York's Current Report on Form 8-K filed January 15, 1991
4.1.1	Guarantee of Securities, dated as of August 30, 2005, by the Company relating to 1991 Indenture	Exhibit 10.13 to the Company's Current Report on Form 8-K filed August 30, 2005 ("August 30, 2005 Form 8-K")
4.1.2	First Supplemental Indenture to 1991 Indenture dated as of May 28, 2020 among Macy's Retail Holdings, Inc., a Delaware corporation (as successor to Macy's Retail Holdings, Inc., a New York corporation), Macy's, Inc. and The Bank of New York Mellon Trust Company, N.A., as Trustee	Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q (File No. 1-13536) for the quarter ended May 2, 2020 ("May 2, 2020 Form 10-Q")
4.1.3	Second Supplemental Indenture to 1991 Indenture dated as of June 3, 2020 among Macy's Retail Holdings, LLC, a Delaware limited liability company (as successor to Macy's Retail Holdings, Inc., a Delaware corporation), Macy's, Inc. and The Bank of New York Mellon Trust Company, N.A., as Trustee	Exhibit 4.4 to May 2, 2020 Form 10-Q
4.1.4	Third Supplemental Indenture to 1991 Indenture dated as of June 26, 2020 among Macy's Retail Holdings, LLC, an Ohio limited liability company (as successor to Macy's Retail Holdings, LLC, a Delaware limited liability company), Macy's, Inc. and The Bank of New York Mellon Trust Company, N.A., as Trustee	Exhibit 4.15 to May 2, 2020 Form 10-Q

Exhibit Number	Description	Document if Incorporated by Reference
4.1.5	Fourth Supplemental Indenture to 1991 Indenture dated as of June 30, 2021 by and among Macy's Retail Holdings, LLC, Macy's, Inc. and The Bank of New York Mellon Trust Company, N.A., as Trustee	Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q (File No. 1-13536) for the quarter ended July 31, 2021
4.2	Indenture, dated as of December 15, 1994, between the Company and U.S. Bank National Association (successor to State Street Bank and Trust Company and The First National Bank of Boston), as Trustee ("1994 Indenture")	Exhibit 4.1 to the Company's Registration Statement on Form S-3 (Registration No. 33-88328) filed January 9, 1995
4.2.1	Ninth Supplemental Indenture to 1994 Indenture, dated as of July 14, 1997, between the Company and U.S. Bank National Association (successor to State Street Bank and Trust Company and The First National Bank of Boston), as Trustee	Exhibit 3 to the Company's Current Report on Form 8-K filed July 15, 1997
4.2.2	Tenth Supplemental Indenture to 1994 Indenture, dated as of August 30, 2005, among the Company, Macy's Retail and U.S. Bank National Association (as successor to State Street Bank and Trust Company and as successor to The First National Bank of Boston), as Trustee	Exhibit 10.14 to August 30, 2005 Form 8-K
4.2.3	Guarantee of Securities, dated as of August 30, 2005, by the Company relating to 1994 Indenture	Exhibit 10.16 to August 30, 2005 Form 8-K
4.2.4	Eleventh Supplemental Indenture to 1994 Indenture dated as of May 28, 2020 among Macy's Retail Holdings, Inc., a Delaware corporation (as successor to Macy's Retail Holdings, Inc., a New York corporation), Macy's, Inc. and U.S. Bank National Association, as Trustee	Exhibit 4.5 to May 2, 2020 Form 10-Q
4.2.5	Twelfth Supplemental Indenture to 1994 Indenture dated as of June 3, 2020 among Macy's Retail Holdings, LLC, a Delaware limited liability company (as successor to Macy's Retail Holdings, Inc., a Delaware corporation), Macy's, Inc. and U.S. Bank National Association, as Trustee	Exhibit 4.6 to May 2, 2020 Form 10-Q
4.2.6	Thirteenth Supplemental Indenture to 1994 Indenture dated as of June 24, 2020 among Macy's Retail Holdings, LLC, an Ohio limited liability company (as successor to Macy's Retail Holdings, LLC, a Delaware limited liability company), Macy's, Inc. and U.S. Bank National Association, as Trustee	Exhibit 4.16 to May 2, 2020 Form 10-Q
4.3	Indenture, dated as of June 17, 1996, among the Company (as successor to May Delaware), Macy's Retail (f/k/a May New York) and The Bank of New York Mellon Trust Company, N.A. ("BNY Mellon", successor to J.P. Morgan Trust Company), as Trustee ("1996 Indenture")	Exhibit 4.1 to the Registration Statement on Form S-3 (Registration No. 333-06171) filed June 18, 1996 by May Delaware
4.3.1	First Supplemental Indenture to 1996 Indenture, dated as of August 30, 2005, by and among the Company (as successor to May Delaware), Macy's Retail (f/k/a May New York) and BNY Mellon (successor to J.P. Morgan Trust Company, National Association), as Trustee	Exhibit 10.9 to August 30, 2005 Form 8-K
4.3.2	Second Supplemental Indenture to 1996 Indenture dated as of May 28, 2020 among Macy's Retail Holdings, Inc., a Delaware corporation (as successor to Macy's Retail Holdings, Inc., a New York corporation), Macy's, Inc. and The Bank of New York Mellon Trust Company, N.A., as Trustee	Exhibit 4.7 to May 2, 2020 Form 10-Q

Exhibit Number	Description	Document if Incorporated by Reference
4.3.3	Third Supplemental Indenture to 1996 Indenture dated as of June 3, 2020 among Macy's Retail Holdings, LLC, a Delaware limited liability company (as successor to Macy's Retail Holdings, Inc., a Delaware corporation), Macy's, Inc. and The Bank of New York Mellon Trust Company, N.A., as Trustee	Exhibit 4.8 to May 2, 2020 Form 10-Q
4.3.4	Fourth Supplemental Indenture to 1996 Indenture dated as of June 26, 2020 among Macy's Retail Holdings, LLC, an Ohio limited liability company (as successor to Macy's Retail Holdings, LLC, a Delaware limited liability company), Macy's, Inc. and The Bank of New York Mellon Trust Company, N.A., as Trustee	Exhibit 4.17 to May 2, 2020 Form 10-Q
4.4	Indenture, dated as of September 10, 1997, between the Company and U.S. Bank National Association (successor to Citibank, N.A.), as Trustee ("1997 Indenture")	Exhibit 4.4 to the Company's Amendment No. 1 to Form S-3 (Registration No. 333-34321) filed September 11, 1997
4.4.1	First Supplemental Indenture to 1997 Indenture, dated as of February 6, 1998, between the Company and U.S. Bank National Association (successor to Citibank, N.A.), as Trustee	Exhibit 2 to the Company's Current Report on Form 8-K filed February 6, 1998
4.4.2	Third Supplemental Indenture to 1997 Indenture, dated as of March 24, 1999, between the Company and U.S. Bank National Association (successor to Citibank, N.A.), as Trustee	Exhibit 4.2 to the Company's Registration Statement on Form S-4 (Registration No. 333-76795) filed April 22, 1999
4.4.3	Seventh Supplemental Indenture to 1997 Indenture, dated as of August 30, 2005 among the Company, Macy's Retail and U.S. Bank National Association (successor to Citibank, N.A.), as Trustee	Exhibit 10.15 to August 30, 2005 Form 8-K
4.4.4	Guarantee of Securities, dated as of August 30, 2005, by the Company relating to 1997 Indenture	Exhibit 10.17 to August 30, 2005 Form 8-K
4.4.5	Eighth Supplemental Indenture to 1997 Indenture dated as of May 28, 2020 among Macy's Retail Holdings, Inc., a Delaware corporation (as successor to Macy's Retail Holdings, Inc., a New York corporation), Macy's, Inc. and U.S. Bank National Association, as Trustee	Exhibit 4.9 to May 2, 2020 Form 10-Q
4.4.6	Ninth Supplemental Indenture to 1997 Indenture dated as of June 3, 2020 among Macy's Retail Holdings, LLC, a Delaware limited liability company (as successor to Macy's Retail Holdings, Inc., a Delaware corporation), Macy's, Inc. and U.S. Bank National Association, as Trustee	Exhibit 4.10 to May 2, 2020 Form 10-Q
4.4.7	Tenth Supplemental Indenture to 1997 Indenture dated as of June 24, 2020 among Macy's Retail Holdings, LLC, an Ohio limited liability company (as successor to Macy's Retail Holdings, LLC, a Delaware limited liability company), Macy's, Inc. and U.S. Bank National Association, as Trustee	Exhibit 4.18 to May 2, 2020 Form 10-Q
4.5	Indenture, dated as of July 20, 2004, among the Company (as successor to May Delaware), Macy's Retail (f/k/a May New York) and BNY Mellon, as Trustee ("2004 Indenture")	Exhibit 4.1 to Current Report on Form 8-K (File No. 001-00079) filed July 22, 2004 by May Delaware
4.5.1	First Supplemental Indenture to 2004 Indenture, dated as of August 30, 2005 among the Company (as successor to May Delaware), Macy's Retail and BNY Mellon (successor to J.P. Morgan Trust Company, National Association), as Trustee	Exhibit 10.10 to August 30, 2005 Form 8-K

Exhibit Number	Description	Document if Incorporated by Reference
4.6	Indenture, dated as of November 2, 2006, by and among Macy's Retail, the Company and U.S. Bank National Association, as Trustee ("2006 Indenture")	Exhibit 4.6 to the Company's Registration Statement on Form S-3ASR (Registration No. 333-138376) filed November 2, 2006
4.6.1	Third Supplemental Indenture to 2006 Indenture, dated March 12, 2007, among Macy's Retail, the Company and U.S. Bank National Association, as Trustee	Exhibit 4.2 to the Company's Current Report on Form 8-K filed March 12, 2007
4.6.2	Seventh Supplemental Indenture to 2006 Indenture dated as of May 28, 2020 among Macy's Retail Holdings, Inc., a Delaware corporation (as successor to Macy's Retail Holdings, Inc., a New York corporation), Macy's, Inc. and U.S. Bank National Association, as Trustee	Exhibit 4.11 to May 2, 2020 Form 10-Q
4.6.3	Eighth Supplemental Indenture to 2006 Indenture dated as of June 3, 2020 among Macy's Retail Holdings, LLC, a Delaware limited liability company (as successor to Macy's Retail Holdings, Inc., a Delaware corporation), Macy's, Inc. and U.S. Bank National Association, as Trustee	Exhibit 4.12 to May 2, 2020 Form 10-Q
4.6.4	Ninth Supplemental Indenture to 2006 Indenture dated as of June 24, 2020 among Macy's Retail Holdings, LLC, an Ohio limited liability company (as successor to Macy's Retail Holdings, LLC, a Delaware limited liability company), Macy's, Inc. and U.S. Bank National Association, as Trustee	Exhibit 4.19 to May 2, 2020 Form 10-Q
4.7	Indenture, dated as of January 13, 2012, among Macy's Retail, the Company and BNY Mellon, as Trustee ("2012 Indenture")	Exhibit 4.1 to the Company's Current Report on Form 8-K filed January 13, 2012 ("January 13, 2012 Form 8-K")
4.7.1	Second Supplemental Trust Indenture to 2012 Indenture, dated as of January 13, 2012, among Macy's Retail, as issuer, the Company, as guarantor, and BNY Mellon, as trustee	Exhibit 4.3 to January 13, 2012 Form 8-K
4.7.2	Fourth Supplemental Trust Indenture, dated as of November 20, 2012, among Macy's Retail, as issuer, the Company, as guarantor, and BNY Mellon, as trustee	Exhibit 4.3 to the Company's Current Report on Form 8-K filed November 20, 2012
4.7.3	Seventh Supplemental Trust Indenture, dated as of November 18, 2014, among Macy's Retail, as issuer, the Company, as guarantor, and BNY Mellon, as trustee	Exhibit 4.2 to the Company's Current Report on Form 8-K filed November 18, 2014
4.7.4	Eighth Supplemental Indenture to 2012 Indenture dated as of May 28, 2020 among Macy's Retail Holdings, Inc., a Delaware corporation (as successor to Macy's Retail Holdings, Inc., a New York corporation), Macy's, Inc. and The Bank of New York Mellon Trust Company, N.A., as Trustee	Exhibit 4.13 to May 2, 2020 Form 10-Q
4.7.5	Ninth Supplemental Indenture to 2012 Indenture dated as of June 3, 2020 among Macy's Retail Holdings, LLC, a Delaware limited liability company (as successor to Macy's Retail Holdings, Inc., a Delaware corporation), Macy's, Inc. and The Bank of New York Mellon Trust Company, N.A., as Trustee	Exhibit 4.14 to May 2, 2020 Form 10-Q
4.7.6	Tenth Supplemental Indenture to 2012 Indenture dated as of June 26, 2020 among Macy's Retail Holdings, LLC, an Ohio limited liability company (as successor to Macy's Retail Holdings, LLC, a Delaware limited liability company), Macy's, Inc. and The Bank of New York Mellon Trust Company, N.A., as Trustee	Exhibit 4.20 to May 2, 2020 Form 10-Q

Exhibit Number	Description	Document if Incorporated by Reference
4.8	Indenture, dated as of July 28, 2020, among Macy's Retail Holdings, LLC, as issuer, Macy's, Inc., as guarantor, and U.S. Bank National Association, as trustee and collateral trustee, relating to Macy's Retail Holdings, LLC's 6.65% Senior Secured Debentures due 2024[Redeemed], 6.7% Senior Secured Debentures due 2028[Redeemed], 8.75% Senior Secured Debentures due 2029[Redeemed], 7.875% Senior Secured Debentures due 2030, 6.9% Senior Secured Debentures due 2032 and 6.7% Senior Secured Debentures due 2034	Exhibit 4.1 to the Company's Current Report on Form 8-K filed July 28, 2020 ("July 28, 2020 Form 8-K")
4.8.1	Form of 6.65% Senior Secured Debentures due 2024[Redeemed], 6.7% Senior Secured Debentures due 2028[Redeemed], 8.75% Senior Secured Debentures due 2029[Redeemed], 7.875% Senior Secured Debentures due 2030, 6.9% Senior Secured Debentures due 2032 and 6.7% Senior Secured Debentures due 2034	Exhibit A to Exhibit 4.1 to July 28, 2020 Form 8-K
4.8.2	Fifth Supplemental Trust Indenture to 1996 Indenture, dated as of July 10, 2020, among Macy's Retail Holdings, LLC, as issuer, Macy's, Inc. as guarantor, and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Macy's Retail Holdings, LLC's 6.65% Senior Debentures due 2024[Redeemed], 6.7% Senior Debentures due 2028[Redeemed], 8.75% Senior Debentures due 2029[Redeemed], 7.875% Senior Debentures due 2030, 6.9% Senior Debentures due 2032 and 6.7% Senior Debentures due 2034	Exhibit 4.3 to July 28, 2020 Form 8-K
4.9	Indenture, dated as of March 10, 2022, by and among Macy's Retail Holdings, LLC, as issuer, Macy's, Inc., as guarantor, and U.S. Bank Trust Company, National Association, as trustee, relating to Macy's Retail Holdings, LLC's 5.875% Senior Notes due 2030	Exhibit 4.1 to the Company's Current Report on Form 8-K filed March 10, 2022
4.10	Indenture, dated as of March 10, 2022, by and among Macy's Retail Holdings, LLC, as issuer, Macy's, Inc., as guarantor, and U.S. Bank Trust Company, National Association, as trustee, relating to Macy's Retail Holdings, LLC's 6.125% Senior Notes due 2032	Exhibit 4.2 to the Company's Current Report on Form 8-K filed March 10, 2022
4.11	Indenture, dated as of July 29, 2025, by and among Macy's Retail Holdings, LLC, as issuer, Macy's, Inc., as guarantor, and U.S. Bank Trust Company, National Association, as trustee, relating to Macy's Retail Holdings, LLC's 7.375% Senior Notes due 2033	Exhibit 4.1 to the Company's Current Report on Form 8-K filed July 29, 2025
4.12	Description of the Company's Securities Registered under Section 12 of the Securities Exchange Act of 1934	Exhibit 4.8 to the Company's Annual Report on Form 10-K (File No. 1-135360) for the fiscal year ended February 1, 2020 ("2019 Form 10-K")

Exhibit Number	Description	Document if Incorporated by Reference
10.1	Credit Agreement, dated as of June 8, 2020, among Macy's Inventory Funding LLC, as the Borrower, Macy's Inventory Holdings LLC, as Parent, Bank of America, N.A., as Agent, L/C Issuer and Swing Line Lender, the other lenders party thereto, BofA Securities, Inc., Credit Suisse Loan Funding LLC, JPMorgan Chase Bank, N.A., Fifth Third Bank, National Association, MUFG Union Bank, N.A., PNC Capital Markets LLC and Wells Fargo Bank, National Association, as Joint Lead Arrangers and Joint Bookrunners, Credit Suisse Loan Funding LLC and JPMorgan Chase Bank, N.A., as Co-Syndication Agents and Fifth Third Bank, National Association, MUFG Union Bank, N.A., PNC Bank, National Association and Wells Fargo Bank, National Association, as Co-Documentation Agents	Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 9, 2020
10.1.1	Third Amendment to Credit Agreement, dated as of March 3, 2022, by and among Macy's Inventory Funding LLC, Macy's Inventory Holdings LLC, the lenders party thereto and Bank of America, N.A., as agent, l/c issuer and swing line lender	Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 3, 2022
10.1.2†	Fourth Amendment to Credit Agreement, dated as of April 9, 2025, by and among Macy's Inventory Funding LLC, Macy's Inventory Holdings LLC, the lenders party thereto and Bank of America, N.A., as agent, issuer and swing line lender	Exhibit 10.1 to the Company's Current Report on Form 8-K filed April 9, 2025
10.2	Credit Agreement, dated as of May 9, 2019, among the Company, Macy's Retail and Bank of America, N.A., as administrative agent	Exhibit 10.1 to the Company's Current Report on Form 8-K filed May 15, 2019 ("May 15, 2019 Form 8-K")
10.2.1	Amendment No. 1 to Credit Agreement dated as of June 8, 2020 among Macy's Retail Holdings, LLC, a Delaware limited liability company (f/k/a Macy's Retail Holdings, Inc.), as Borrower, Macy's, Inc., a Delaware corporation, as Parent, the Lenders party thereto, and Bank of America, N.A., as Administrative Agent	Exhibit 10.2 to June 9, 2020 Form 8-K
10.4	Guarantee Agreement, dated as of May 9, 2019, among the Company, Macy's Retail and Bank of America, N.A., as administrative agent	Exhibit 10.2 to May 15, 2019 Form 8-K
10.5	Tax Sharing Agreement, dated as of October 31, 2014, among Macy's, Inc. and members of the Affiliated Group	Exhibit 10.7 to the Company's Annual Report on Form 10-K (File No. 1-13536) for the fiscal year ended January 31, 2015 ("2014 Form 10-K")
10.6+	Amended and Restated Credit Card Program Agreement, dated November 10, 2014, among the Company, FDS Bank, Macy's Credit and Customer Services, Inc., Macy's West Stores, Inc., Bloomingdale's, Inc., Department Stores National Bank and Citibank, N.A.	Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed December 8, 2014
10.6.1+	Sixth Amendment to Amended and Restated Credit Card Program Agreement, dated as of December 13, 2021, by and among Macy's, Inc., FDS Bank, Macy's Credit and Consumer Services, Inc., Bloomingdale's, LLC, and solely with respect to Section 2.1(a) FDS Thrift Holding Co., Inc., Department Stores National Bank and Citibank, N.A.	Exhibit 10.1 to the Company's Current Report on Form 8-K filed December 13, 2021
10.7	Senior Executive Incentive Compensation Plan, as amended March 26, 2020 *	Exhibit 10.3 to May 2, 2020 Form 10-Q
10.8	Form of Indemnification Agreement *	Exhibit 10.14 to the Registration Statement on Form 10 (File No. 1-10951), filed November 27, 1991

Exhibit Number	Description	Document if Incorporated by Reference
10.9	Executive Severance Plan, effective November 1, 2009, as revised and restated January 1, 2014 *	Exhibit 10.14 to the Company's Annual Report on Form 10-K (File No. 1-13536) for the fiscal year ended February 1, 2014 ("2013 Form 10-K")
10.9.1	Senior Executive Severance Plan, effective as of April 1, 2018, as revised and restated March 29, 2023 *	Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 1-13536) for the quarter ended April 29, 2023 ("April 29, 2023 Form 10-Q")
10.10	Form of Nonqualified Stock Option Agreement under the 2009 Omnibus Incentive Compensation Plan (for Executives and Key Employees) *	Exhibit 10.15.3 to the Company's Annual Report on Form 10-K (File No. 1-13536) for the fiscal year ended February 2, 2013 ("2012 Form 10-K")
10.10.1	Form of Nonqualified Stock Option Agreement under the Amended and Restated 2009 Omnibus Incentive Compensation Plan (for Executives and Key Employees) *	Exhibit 10.14.4 to 2014 Form 10-K
10.10.2	Form of Nonqualified Stock Option Agreement under the Amended and Restated 2009 Omnibus Incentive Compensation Plan (for Executives and Key Employees), as amended *	Exhibit 10.10.5 to the Company's Annual Report on Form 10-K (File No. 1-13536) for the fiscal year ended February 3, 2018 ("2017 Form 10-K")
10.10.3	Form of Stock Option Terms and Conditions under the 2018 Equity and Incentive Compensation Plan *	Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 1-13536) for the quarter ended May 4, 2019
10.11	Form of Time-Based Restricted Stock Agreement under the 2009 Omnibus Incentive Compensation Plan *	Exhibit 10.3 to the Company's Current Report on Form 8-K filed March 25, 2010
10.12	2023-2025 Performance-Based Restricted Stock Unit Terms and Conditions under the 2021 Equity and Incentive Compensation Plan*	Exhibit 10.2+ to the April 29, 2023 Form 10-Q
10.12.1	2024-2026 Performance-Based Restricted Stock Unit Terms and Conditions under the 2021 Equity and Incentive Compensation Plan*	Exhibit 10.1+ to the Company's Quarterly Report on Form 10-Q (File No. 1-13536) for the quarter ended May 4, 2024
10.12.2	2024-2028 Performance-Based Restricted Stock Unit Terms and Conditions under the 2021 Equity and Incentive Compensation Plan*	Exhibit 10.2+ to the Company's Quarterly Report on Form 10-Q (File No. 1-13536) for the quarter ended May 4, 2024
10.12.3	2025-2027 Performance-Based Restricted Stock Unit Terms and Conditions under the 2024 Equity and Incentive Compensation Plan*	Exhibit 10.2+ to the Company's Quarterly Report on Form 10-Q (File No. 1-13536) for the quarter ended May 3, 2025
10.13	Form of Time-Based Restricted Stock Unit Agreement under the 2009 Omnibus Incentive Compensation Plan*	Exhibit 10.19 to 2012 Form 10-K
10.13.1	Form of Time-Based Restricted Stock Unit Agreement under the Amended and Restated 2009 Omnibus Incentive Compensation Plan *	Exhibit 10.18.1 to 2014 Form 10-K
10.13.2	Form of Time-Based Restricted Stock Unit Agreement under the Amended and Restated 2009 Omnibus Incentive Compensation Plan, as amended *	Exhibit 10.13.3 to 2017 Form 10-K
10.13.3	Form of Time-Based Restricted Stock Unit Terms and Conditions under the 2018 Equity and Incentive Compensation Plan *	Exhibit 10.3 to the May 4, 2010 Form 10-Q
10.13.4	Form of Time-Based Restricted Stock Unit Terms and Conditions under the 2021 Equity and Incentive Compensation Plan*	Exhibit 10.3 to the April 29, 2023 Form 10-Q
10.13.5	Form of Time-Based Restricted Stock Unit Terms and Conditions under the 2024 Equity and Incentive Compensation Plan*	Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q (File No. 1-13536) for the quarter ended May 3, 2025

Exhibit Number	Description	Document if Incorporated by Reference
10.14	Supplementary Executive Retirement Plan *	Exhibit 10.29 to the Company's Annual Report on Form 10-K (File No. 1-13536) for the fiscal year ended January 31, 2009 ("2008 Form 10-K")
10.14.1	First Amendment to the Supplementary Executive Retirement Plan effective January 1, 2012 *	Exhibit 10.21.1 to the Company's Annual Report on Form 10-K (File No. 1-13536) for the fiscal year ended January 28, 2012
10.14.2	Second Amendment to Supplementary Executive Retirement Plan effective January 1, 2012 *	Exhibit 10.20.2 to 2012 Form 10-K
10.14.3	Third Amendment to Supplementary Executive Retirement Plan effective December 31, 2013 *	Exhibit 10.20.3 to 2013 Form 10-K
10.15	Executive Deferred Compensation Plan *	Exhibit 10.30 to 2008 Form 10-K
10.15.1	First Amendment to Executive Deferred Compensation Plan effective December 31, 2013 *	Exhibit 10.21.1 to 2013 Form 10-K
10.16	Macy's, Inc. 401(k) Retirement Investment Plan (the "Plan") (amending and restating the Macy's, Inc. 401(k) Retirement Investment Plan) effective as of January 1, 2014 *	Exhibit 10.22 to 2013 Form 10-K
10.16.1	First Amendment to the Plan regarding matching contributions with respect to the Plan's plan years beginning on and after January 1, 2014, effective January 1, 2014 *	Exhibit 10.21.1 to 2014 Form 10-K
10.16.2	Second Amendment to the Plan regarding marriage status, effective January 1, 2014 *	Exhibit 10.21.2 to 2014 Form 10-K
10.16.3	Third Amendment to the Plan regarding matching contributions with respect to the Plan's plan years beginning on and after January 1, 2014 *	Exhibit 10.21.3 to 2014 Form 10-K
10.16.4	Fourth Amendment to the Plan regarding rules applicable to Puerto Rico participants effective January 1, 2011 (and for the Plan's plan years beginning on and after that date)*	Exhibit 10.17.4 to the Company's Annual Report on Form 10-K (File No. 1-13536) for the fiscal year ended January 30, 2016 ("2015 Form 10-K")
10.16.5	Fifth Amendment to the Plan regarding eligible associates to participate (pre-tax deferrals only, no match) immediately upon hire effective as of January 1, 2014*	Exhibit 10.17.5 to 2015 Form 10-K
10.17	Director Deferred Compensation Plan *	Exhibit 10.33 to 2008 Form 10-K
10.18	Macy's, Inc. Amended and Restated 2009 Omnibus Incentive Compensation Plan *	Appendix B to the Company's Definitive Proxy Statement dated April 2, 2014
10.19	Macy's, Inc. 2018 Equity and Incentive Compensation Plan *	Appendix B to the Company's Definitive Proxy Statement dated April 4, 2018
10.20	Macy's, Inc. 2021 Equity and Incentive Compensation Plan*	Appendix A to the Company's Definitive Proxy Statement on Schedule 14A filed April 6, 2021
10.21	Macy's, Inc. 2024 Equity and Incentive Compensation Plan*	Exhibit 99.1 to the Company's Registration Statement on Form S-8 (Registration No. 333-279923) filed June 3, 2024
10.22	Macy's, Inc. Deferred Compensation Plan (Amended and restated effective as of August 1, 2018) *	Exhibit 10.18 to 2019 Form 10-K
10.23	Change in Control Plan, effective November 1, 2009, as revised and restated effective April 28, 2020 *	Exhibit 10.23 to the Company's Annual Report on Form 10-K (File No. 1-13536) for the fiscal year ended February 1, 2025

Exhibit Number	Description	Document if Incorporated by Reference
10.24	Time Sharing Agreement between Macy's, Inc. and Tony Spring, dated February 5, 2024*	Exhibit 10.24 to the Company's Annual Report on Form 10-K (File No. 1-13536) for the fiscal year ended February 3, 2024
10.25	Macy's, Inc. Employee Stock Purchase Plan*	Exhibit 99.1 to the Company's Registration Statement on Form S-8 (Registration No. 333-265177) filed May 24, 2022
10.26	General Release and Waiver between Adrian Mitchell and Macy's, Inc.*	
19	Macy's, Inc. Insider Trading Policy	
21	Subsidiaries	
22	List of Subsidiary Guarantors	Exhibit 22 to the Company's Quarterly Report on Form 10-Q (File No. 1-13536) for the quarter ended August 2, 2025
23	Consent of KPMG LLP	
24	Powers of Attorney	
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
32.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted under Section 906 of the Sarbanes-Oxley Act of 2002	
32.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted under Section 906 of the Sarbanes-Oxley Act	
97	Macy's, Inc. Compensation Clawback Policy, effective October 2, 2023	Exhibit 97 to the Company's Annual Report on Form 10-K (File No. 1-13536) for the fiscal year ended February 3, 2024
101	The following financial statements from Macy's, Inc.'s Annual Report on Form 10-K for the year ended January 31, 2026, filed March 27, 2026, formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Changes in Shareholders' Equity, (v) Consolidated Statements of Cash Flows, and (vi) the Notes to Consolidated Financial Statements, tagged as block of text and in detail.	
104	Cover Page Interactive Data File (formatted as iXBRL and contained in Exhibit 101)	

+   Portions of the exhibit have been omitted pursuant to a request for confidential treatment or because it is both not material and is of the type the registrant treats as confidential.

*   Constitutes a compensatory plan or arrangement.

†   Certain schedules, exhibits and appendices have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish copies of any omitted schedule, exhibit, or appendix to the Securities and Exchange Commission upon request.

Item 16.   **Form 10-K Summary.**

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACY'S, INC.

By: /s/ TRACY M. PRESTON

Tracy M. Preston

Chief Legal Officer and Corporate Secretary

Date: March 27, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on March 27, 2026.

*	*	*
Tony Spring	**Thomas J. Edwards**	**Paul Griscom**
Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)	Chief Operating Officer and Chief Financial Officer (principal financial officer)	Senior Vice President and Controller (principal accounting officer)
*	*	*
Emilie Arel	**Torrence N. Boone**	**Marie Chandoha**
Director	Director	Director
*	*	*
Robert B. Chavez	**Naveen Chopra**	**Richard Clark**
Director	Director	Director
*	*	*
Deirdre P. Connelly	**Jill Granoff**	**Richard L. Markee**
Director	Director	Director
*	*	*
Douglas W. Sesler	**Paul C. Varga**	**Tracey Zhen**
Director	Director	Director

---

*   The undersigned, by signing her name hereto, does sign and execute this Annual Report on Form 10-K pursuant to the Powers of Attorney executed by the above-named officers and directors and filed herewith.

By: /s/ TRACY M. PRESTON

Tracy M. Preston

Attorney-in-Fact

Our Nameplates



Macy's is **our largest retail brand, known for having the latest styles in fashion, beauty, home and beyond, and for hosting America's most beloved holiday events.** Today, Macy's is powered by our industry leading e-commerce platform and national network of stores, offering a high-quality assortment of market and private brands created and curated to inspire our customers while providing them value and seamless convenience.



bloomingdale's

Bloomingdale's has been a fixture of New York fashion since 1872, and more than 150 years later, it just keeps getting better. It serves as America's only nationwide, full-line, upscale department store, bringing together premium luxury designers, emerging contemporary brands, beloved private labels and a space to **discover and indulge your own unique style.**

BLUEMERCURY

As a leading luxury beauty destination since 1999, **Bluemercury** offers a carefully curated, premium product assortment across diverse beauty categories. With locations in sought-after neighborhoods nationwide, it pioneered a client-first service model focused on hyper-personalized, high-quality beauty experiences. It remains committed to exceptional customer service and its purpose as the ultimate specialist in the beauty of its clients.



macys inc

Executive Leadership Team

TONY SPRING

Chairman and Chief Executive Officer
Macy's, Inc.

TOM EDWARDS

Chief Operating Officer and Chief Financial Officer
Macy's, Inc.

BARBIE CAMERON

Chief Stores Officer
Macy's

KEITH CREDENDINO

Chief Information Officer
Macy's, Inc.

NATA DVIR

Chief Merchandising Officer
Macy's

DANIELLE KIRGAN

Chief Human Resources and Corporate Affairs Officer
Macy's, Inc.

MAX MAGNI

Chief Customer and Digital Officer
Macy's, Inc.

SHARON OTTERMAN

Chief Marketing Officer
Macy's

TRACY PRESTON

Chief Legal Officer and Corporate Secretary
Macy's, Inc.

OLIVIER BRON

Chief Executive Officer
Bloomingdale's

Board of Directors

EMILIE AREL

President, Mitchell & Ness Nostalgia Co.

TORRENCE BOONE

Vice President, Global Client Partnerships, Google LLC

MARIE CHANDOHA

Former President and Chief Executive Officer,
Charles Schwab Investment Management, Inc.

ROBERT B. CHAVEZ

Founder and Chief Executive Officer, Chavez Luxury Advisors, LLC

NAVEEN CHOPRA

Chief Financial Officer, Roblox

RICHARD CLARK

Founder, Managing Partner, Burnside Investments LLC
and Co-Founder, Managing Partner, WatermanCLARK

DEIRDRE P. CONNELLY

Former President, North American Pharmaceuticals,
GlaxoSmithKline

JILL GRANOFF

Senior Advisor, Eurazeo Brands

RICHARD L. MARKEE

Former Chairman and Chief Executive Officer,
Vitamin Shoppe, Inc.

DOUGLAS W. SESLER

Founder and President, Fair Street Partners

TONY SPRING

Chairman and Chief Executive Officer, Macy's, Inc.

PAUL C. VARGA

Former Chairman and Chief Executive Officer, Brown-Forman
Corporation, and Lead Independent Director

TRACEY ZHEN

Former Chief Executive Officer and Member of the Board,
Caring.com

macys inc

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Visit Us

macysinc.com/investors

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Macy's, Inc.
Investor Relations Department
1-212-494-1621

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Macy's, Inc.
Investor Relations Department
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New York, NY 10001

Email

investors@macys.com

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Macy's, Inc.
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macys inc

★macy's   bloomingdale's   BLUEMERCURY

macys inc

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